EXECUTED COPY

02033200

MAY 03, 2002

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 3, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO SANTANDER CENTRAL HISPANO, S.A.

Table of Contents

Item 1

January-March 2002

Quarterly Report 2002

01|03



January February March April May June July August September October November December

Quarterly Report

January-March 2002

Santander Central Hispano

Key consolidated data

Balance sheet	31.03.2002 Euro MM.	31.03.2001 Euro MM.	Variation (%) 2002/2001	31.12.2001 Euro MM.
Total assets	357,215.7	359,131.1	(0.53)	358,137.5
Loans	170,868.3	169,700.1	0.69	173,822.0
Customer funds	334,984.2	316,961.3	5.69	331,378.9
Customer funds on balance sheet	236,795.2	223,472.8	5.96	236,132.4
Mutual funds	72,037.3	66,018.8	9.12	68,535.0
Pension funds	18,463.0	19,603.4	(5.82)	18,841.9
Managed portfolios	7,688.7	7,866.3	(2.26)	7,869.6
Shareholders' equity	19,390.3	18,626.1	4.10	19,128.4
Total managed funds	455,404.7	452,619.6	0.62	453,384.0

Income statement	Jan.-Mar. 2002 Euro MM.	Jan.-Mar. 2001 Euro MM.	Variation (%) 2002/2001	2001 Euro MM.
Net interest revenue	2,461.6	2,413.0	2.01	10,256.8
Basic revenue	3,561.2	3,576.4	(0.43)	14,878.5
Net operating income	1,565.8	1,393.3	12.38	5,944.5
Income before taxes	1,064.9	1,171.6	(9.11)	4,237.3
Net attributable income	670.5	668.3	0.34 (*)	2,486.3

Ratios	31.03.2002	31.03.2001	31.12.2001
ROA	0.93	1.05	0.94
ROE (1)	14.22	14.73	13.86
Efficiency ratio (personnel & gen. expenses / net op. revenue)	51.05	55.73	53.98
BIS ratio (2)	12.16	11.37	12.04
Tier I (2)	8.02	7.94	8.01
NPL ratio	1.94	2.27	1.86
NPL coverage	146.75	127.91	143.32

Shares and shareholders	31.03.2002	31.03.2001	31.12.2001
Shareholders (number)	977,842	989,722	981,408
Shares outstanding (millions at period-end)	4,659	4,562	4,659
Share price (Euro)	9.60	10.35	9.41
Market capitalization (millions)	44,729.9	47,211.9	43,844.6
Net attributable income per share (EPS) in the quarter	0.1439	0.1465	0.5447
P/E ratio (times)	16.68	17.66	17.63

Other data	31.03.2002	31.03.2001	31.12.2001
Number of branches	9,822	10,775	9,951
Spain	4,560	5,483	4,707
Abroad	5,262	5,292	5,244
Number of employees	112,650	127,979	114,927
Spain	39,916	42,916	40,741
Abroad	72,734	85,063	74,186

(1).- The ROE calculation includes *anticipated voluntary reserves*. 17.25% if excluded in March 2002, 18.63% in March 2001 and 17.56% in December 2001.

(2).- Adjusted in December 2001 for the scheduled redemption of preferred stock carried out in 2002.

Note: The information contained in this report has not been audited. However, it has been produced utilizing generally accepted accounting principles and criteria.

(*) Excluding the impact of Argentina: +9.6%.

Contents

Santander Central Hispano steps up its banking activity and increases net attributable income by 0.3%, with a zero contribution from Argentina

In the first quarter net operating income rose 12.4% (+20.1% excluding Argentina). In addition, Santander Central Hispano began to implement measures that give a fresh impetus to the activity of different businesses, while continuing to cut costs further.

After the substantial strengthening of the balance sheet in 2001, including the creation of a special reserve that isolates the Group from the risks arising from Argentina's crisis, management's priority in 2002 is to enhance the capacity to generate revenue and continue to improve the efficiency ratio, while maintaining maximum balance sheet soundness and solvency.

During the first quarter, and against a background of relative economic slowdown, the Santander Central Hispano Group increased net attributable income to EUR 670.5 million, 0.3% more than in the same period of 2001 and 35.9% higher than the fourth quarter of 2001. This performance includes a zero contribution from Argentina to net attributable income compared with EUR 56 million in the first quarter of 2001.

The Group has thus recovered its normal path of income growth, interrupted after the global economic slowdown and international financial deterioration during the second half of 2001, and is on line to reach its 10% growth target for the year.

Among the actions taken in the first quarter to boost efficient and balanced generation of recurrent revenue by the Group's main units were:

- In Spain, the Bank unified management of the business of Individual Clients and Companies and Institutions in Santander Central Hispano Retail Banking, in order to increase the network's efficiency and endow it with a greater business drive.

  In this line, and once the new brand image was installed in the network of Santander Central Hispano branches, the Bank began to put into effect the Da Vinci business management model. This will provide the network with the system of management, tools, incentives and motivation to create the largest and most efficient sales force of Spanish banks, focused on achieving the affinity and loyalty of our strong customer base.

  Pinpointing business capacity is the success of the "Supersatisfacción" Deposit. In a first phase and in less than two months, EUR 3,000 million was captured, with an important flow of new customers and funds from our competitors. This innovative product, designed in collaboration with the Group's Treasury, significantly increased the contribution to basic revenue and enables a lasting relation to be established with customers (3 years) in order to raise their contribution over this period.

  Banesto, meanwhile, continued to register a faster increase in its business than that of the whole banking sector, with high growth in business volumes, improved spreads and cost containment, and maintaining the excellent NPL ratio and NPL coverage. Its income before taxes increased 15.6% in the first quarter and its efficiency ratio improved by 3.8 percentage points to 51.0%.

  In order to contribute to the overall improvement in efficiency in Spain, the next phase of the Network Optimization Plan designed in 2001 was implemented. This saw the closure until April of 367 of the almost 400 branches identified in the Santander Central Hispano and Banesto networks. The rest of the branches will be closed during the second quarter. In addition, the initial headcount optimization objectives were increased for all the companies in Spain in 2002.

  In order to achieve greater cost savings in the medium term, the Group has begun studies to convert technology into a competitive advantage. This plan will mean the migration of the current Santander Central Hispano technological platform to a new one, with architecture based on the customer and multichannel, technology already established in Banesto. The process will be completed in 2004. This integration will give the Group an advantage because of its big impact on quality, functions and costs.

The technology already exists in the Group and so entails no risk and it will be installed on time.

- In Portugal, the Group combined the specialization strategy of the three networks – Totta, Predial and Santander – with the integration, business and operating measures needed to increase efficiency, lift market share and achieve greater cost savings. In the first quarter, the business performance and the results underscored the success of this strategy, as growth in business was double digit in the main items. Net attributable income increased 44.4% and the efficiency ratio improved by 4.7 percentage points to 46.9%.

- In Consumer Financing in Europe, the agreement with the Werhahn Group to acquire AKB Holding GmbH and its subsidiaries continued, following approval by the Extraordinary General Meeting of Santander Central Hispano Shareholders in February of a capital increase of EUR 1,100 million. This operation enhances the Group's position in a strategic area in Europe, as it offers high profitability, growth opportunities and the possibility of capturing customers at a low cost, with the option for subsequent customer bonding.

- In Latin America, the Group continued to take advantage of the high potential of its presence, the result of the excellent technological and business base developed over the last few years. It focused activity on businesses that generate revenue and commissions (foreign trade, cash management, bancassurance), adjusting its size in least profitable areas. Net attributable income amounted to US$ 389 million, mostly from four markets: Brazil, Mexico, Chile and Puerto Rico.

  Of note was the excellent performance in Brazil and Mexico, where different promotion campaigns produced growth in the business volumes in local currency terms, especially in high-income segments. Net attributable income increased 177.6% and 70.6%, respectively, to EUR 240.4 million and EUR 204.1 million. The business performance was also good in Chile, with a rise of almost two percentage points in the market share in deposits in the year to March 2002.

  In Mexico, we negotiated the purchase of the stake in Grupo Financiero Bital that Banco Comercial Português had acquired under the framework of its relationship with our Group, and subscribed to Grupo Financiero Bital's capital increase. Total investment amounted to US$ 103 million and lifted our stake in Bital to 26% of the economic rights and 31% of the voting rights.

  In Chile, and under the agreements with the Banco Central (as the second largest shareholder of Banco Santiago), the Group acquired 35.45% of Banco Santiago. Investment amounted to US$ 670 million and our stake increased to 78.95%. Afterwards, Santander Central Hispano submitted for consideration to the Boards of Santander Chile and Santiago the beginning of an analysis to merge the two banks.

  The contribution of Argentina, hit by the delicate financial situation and the slide in the peso, was much lower than in the first quarter of 2001 in all items. As set out in the next chapter on Consolidated Group results, in line with the Group's traditionally *conservative criteria, the income recorded in Argentina has been neutralized in consolidated financial statements, in accordance* with local criteria. The special reserve at December 31, 2001 has been fully maintained, in addition to the EUR 380 million equity impact for the charge against reserves of the exchange rate differences generated in the first quarter by applying at March 31, 2002 an exchange rate of 2.68 pesos per Euro (3.1 pesos per US$).

- The Group's industrial portfolio registered some changes during the first quarter. Of note was the reduction from 4.72% to 3.72% in the stake in Commerzbank and the sale of 1.50% of Société Générale and 0.64% of MetLife, with total capital gains of EUR 167.8 million. The size of the stakes in Royal Bank of Scotland, with whom the Bank has a solid alliance, and Sanpaolo IMI, with whom there are also close links, did not change during the quarter.

- In April the Santander Central Hispano Group and ACS Actividades de Construcción y Servicios agreed the sale of 23.5% of the Dragados Group for EUR 900 million, a premium of 58.7% over the share price at the close of the day of the operation. The sale generated a capital gain of EUR 534 million.

In order to make the Group's financial information even more transparent, a new structure has been created for the business areas, which provides better information and more detail on retail business in Europe, as well as stricter application of the general criteria for assigning capital and costs. This represents an even stronger commitment to efficiency and the creation of value in each business.

Lastly, after the Extraordinary General Meeting of Shareholders, there were important changes in the governing bodies. At the February 13 meeting of the Board of Directors, Mr. Ángel Corcóstegui announced his decision, for personal reasons, to resign from all his posts. The Board appointed Mr. Alfredo Sáenz as second Vice-Chairman and CEO, Mr. Jaime Botín as first Vice-Chairman and Mr. Francisco Luzón as a member of the Executive Committee.

The Board thanked Mr. Corcóstegui for his brilliant work. At the same date, the Board of Banesto appointed Ana Patricia Botín Chairman of Banesto, in place of Mr. Sáenz.

Income statement	January - March 2002		January - March 2001		Var. 2002/2001	
	Euro MM.	%ATA	Euro MM.	%ATA	Amount	(%)
Interest revenues	5,856.8	6.58	8,367.6	9.54	(2,510.9)	(30.01)
Dividends	41.9	0.05	64.0	0.07	(22.1)	(34.48)
Interest expenses	(3,437.1)	(3.86)	(6,018.6)	(6.86)	2,581.5	(42.89)
Net interest revenue	**2,461.6**	**2.76**	**2,413.0**	**2.75**	**48.5**	**2.01**
Net fees and commissions	1,099.7	1.23	1,163.4	1.33	(63.7)	(5.48)
Basic revenue	**3,561.2**	**4.00**	**3,576.4**	**4.08**	**(15.2)**	**(0.43)**
Trading gains	246.1	0.28	239.7	0.27	6.3	2.64
Net operating revenue	**3,807.3**	**4.28**	**3,816.2**	**4.35**	**(8.9)**	**(0.23)**
Personnel and general expenses	(1,943.6)	(2.18)	(2,126.8)	(2.42)	183.2	(8.62)
a) Personnel expenses	(1,225.6)	(1.38)	(1,324.8)	(1.51)	99.2	(7.49)
b) General expenses	(718.0)	(0.81)	(802.0)	(0.91)	84.1	(10.48)
Depreciation	(233.3)	(0.26)	(235.0)	(0.27)	1.7	(0.73)
Other operating costs	(64.7)	(0.07)	(61.1)	(0.07)	(3.6)	5.93
Operating costs	**(2,241.5)**	**(2.52)**	**(2,422.8)**	**(2.76)**	**181.3**	**(7.48)**
Net operating income	**1,565.8**	**1.76**	**1,393.3**	**1.59**	**172.5**	**12.38**
Income from equity - accounted holdings	176.8	0.20	225.0	0.26	(48.2)	(21.42)
Less:						
Dividends from equity - accounted holdings	*11.6*	*0.01*	*23.1*	*0.03*	*(11.5)*	*(49.77)*
Earnings from Group transactions	65.0	0.07	195.4	0.22	(130.3)	(66.71)
Net provisions for loan - losses	(491.5)	(0.55)	(359.4)	(0.41)	(132.1)	36.76
Writedown of investment securities	0.1	0.00	1.3	0.00	(1.1)	(89.56)
Goodwill amortization	(152.9)	(0.17)	(351.0)	(0.40)	198.1	(56.44)
Other income	(98.5)	(0.11)	67.0	0.08	(165.4)	–
Income before taxes	**1,064.9**	**1.20**	**1,171.6**	**1.34**	**(106.7)**	**(9.11)**
Corporate tax	(237.9)	(0.27)	(251.5)	(0.29)	13.6	(5.42)
Net consolidated income	**827.0**	**0.93**	**920.1**	**1.05**	**(93.1)**	**(10.12)**
Minority interests	41.7	0.05	123.5	0.14	(81.7)	(66.20)
Dividend - preferred shareholders	114.7	0.13	128.3	0.15	(13.6)	(10.61)
Net attributable income	**670.5**	**0.75**	**668.3**	**0.76**	**2.3**	**0.34**
Note:						
Average Total Assets	356,209.9		350,980.7		5,229.2	1.49
Average Shareholders' Equity (1)	18,855.7		18,149.0		706.7	3.89

(1).- Including "anticipated voluntary reserves"

Excluding Argentina	January - March 2002	January - March 2001	Amount	(%)
Basic revenue	**3,400.6**	**3,261.7**	**138.9**	**4.26**
Net operating revenue	**3,636.3**	**3,488.3**	**148.1**	**4.24**
Net operating income	**1,484.5**	**1,236.6**	**247.9**	**20.05**
Net attributable income	**670.5**	**611.8**	**58.7**	**9.60**

Quarterly. Euro MM.	2001 1st quarter	2nd quarter	3rd quarter	4th quarter	2002 1st quarter
Interest revenues	8,367.6	7,129.5	6,424.6	6,195.0	5,856.8
Dividends	64.0	305.2	56.1	123.1	41.9
Interest expenses	(6,018.6)	(4,695.1)	(4,048.8)	(3,645.9)	(3,437.1)
Net interest revenue	**2,413.0**	**2,739.5**	**2,432.0**	**2,672.3**	**2,461.6**
Net fees and commissions	1,163.4	1,178.4	1,153.9	1,126.1	1,099.7
Basic revenue	**3,576.4**	**3,917.9**	**3,585.8**	**3,798.3**	**3,561.2**
Trading gains	239.7	207.2	158.9	79.3	246.1
Net operating revenue	**3,816.2**	**4,125.1**	**3,744.8**	**3,877.7**	**3,807.3**
Personnel and general expenses	(2,126.8)	(2,161.1)	(2,032.2)	(2,080.8)	(1,943.6)
a) Personnel expenses	(1,324.8)	(1,360.1)	(1,271.7)	(1,301.7)	(1,225.6)
b) General expenses	(802.0)	(801.1)	(760.5)	(779.1)	(718.0)
Depreciation	(235.0)	(244.4)	(246.6)	(261.3)	(233.3)
Other operating costs	(61.1)	(50.9)	(61.4)	(57.5)	(64.7)
Operating costs	**(2,422.8)**	**(2,456.5)**	**(2,340.2)**	**(2,399.7)**	**(2,241.5)**
Net operating income	**1,393.3**	**1,668.6**	**1,404.6**	**1,478.0**	**1,565.8**
Income from equity - accounted holdings	225.0	(15.5)	230.9	81.5	176.8
Less:					
Dividens from equity - accounted holdings	*23.1*	*273.5*	*26.0*	*101.0*	*11.6*
Earnings from Group transactions	195.4	137.6	265.0	571.4	65.0
Net provisions for loan - losses	(359.4)	(475.7)	(489.3)	(261.6)	(491.5)
Writedown of investment securities	1.3	0.1	(1.7)	(0.3)	0.1
Goodwill amortization	(351.0)	(952.1)	(192.0)	(377.8)	(152.9)
Other income	67.0	840.7	(198.4)	(648.1)	(98.5)
Income before taxes	**1,171.6**	**1,203.7**	**1,019.0**	**843.0**	**1,064.9**
Corporate tax	(251.5)	(258.2)	(227.3)	(173.4)	(237.9)
Net consolidated income	**920.1**	**945.6**	**791.7**	**669.6**	**827.0**
Minority interests	123.5	99.6	64.1	53.2	41.7
Dividend - preferred shareholders	128.3	132.4	116.7	122.9	114.7
Net attributable income	**668.3**	**713.6**	**610.9**	**493.5**	**670.5**
Note:					
Average Total Assets	350,980.7	361,561.0	350,497.6	350,808.5	356,209.9
Average Shareholders' Equity (1)	18,149.0	18,021.4	17,832.7	17,675.8	18,855.7

(1).- Including "anticipated voluntary reserves"

Excluding Argentina

	2001 1st quarter	2nd quarter	3rd quarter	4th quarter	2002 1st quarter
Basic revenue	**3,261.7**	**3,592.3**	**3,249.6**	**3,515.8**	**3,400.6**
Net operating revenue	**3,488.3**	**3,765.7**	**3,467.8**	**3,686.6**	**3,636.3**
Net operating income	**1,236.6**	**1,487.2**	**1,305.1**	**1,456.1**	**1,484.5**
Net attributable income	**611.8**	**636.6**	**612.4**	**571.6**	**670.5**

Consolidated financial report

Santander Central Hispano

Summary of the first quarter

The international economic environment showed greater signs of recovery during the first quarter. The profile of the US economy in the last few months was better than expected. Against what was envisaged, GDP grew 1.7% in the fourth quarter of 2001 and the latest indicators for the first months of 2002 point to growth of more than 4% in the first quarter of 2002. While it is true that a large part of this growth comes from the rebuilding of stocks, it is also certain that the performance of consumption and investment is promising.

The upswing in Latin America is also beginning to happen, spurred by the improvement in developed economies, the good management in general of economic policy and the lack of contagion from Argentina in the rest of the region. Markets and investors, unlike what occurred a few years ago, are increasingly viewing each economy on the basis of their respective merits, thereby evaluating the region's diversity. Argentina's difficult situation was more than offset by the improved outlook in Brazil, Mexico and Chile.

In the Euro area, the economic activity indicators and the business climate are also improving following the 0.7% shrinkage in GDP in the fourth quarter of 2001. Everything indicates that during the first quarter, with some lag behind the US, growth of Euro zone economies picked up, although consumption was still sluggish.

Spain is participating in these trends and, still with a significant positive growth differential with the Euro area of close to one percentage point, is also beginning to show signs that its slowdown has touched bottom.

In this environment, still affected by some economic weakness, Argentina's difficult financial situation is especially noteworthy. The provisional financial statements (while awaiting the definitive regulations) as of March 31, 2002 of all the Group's entities in Argentina were converted to euros using an average exchange rate of 2.68 pesos per euro (3.1 pesos per US$), compared with 1.498 pesos per euro (1.7 pesos per US$) at the end of 2001. The impact of the charge against equity of these new exchange rate differences amounted to around EUR 380 million.

Although these exchange rate differences have reduced by the same amount the net book value of the Group's units in Argentina, as of March 31, 2002 the special reserve of EUR 1,287 million created at the end of 2001 for covering the net book value of our banks in that country (currently EUR 432.1 million) and goodwill arising from them (EUR 513.0 million) still existed in full. As a result, this reserve now also covers the book value and goodwill of our investments in the asset management companies in Argentina (EUR 190.4 million), and the new country-risk coverage needs due to the changed classification of Argentina.

In the Group's consolidated results, the income generated from application of local regulations has been neutralized with special reserves, and no other adjustment for homogenization or accounting classification arising from Spanish regulations has been made.

In order to make comparisons with 2001 easier, this report presents details of the financial statements excluding Argentina and comments on the growth of the different income statement items are made on the same basis.

In short, the Group was able to combine a still solid financial position and adequate risk management, reflected in reduced credit, country and market risk, with improvements in the most recurrent revenue items, further progress in cutting costs and a better efficiency ratio, as well as growth in key products and markets.

The Group's BIS capital adequacy ratio increased from 11.37% in March 2001 to 12.16% a year later. Tier I remained at around 8% but its structure was better because of the replacement of preferred shares with ordinary shares. The surplus above the minimum requirement was 25% higher at EUR 8,595 million.

This sound balance sheet is further strengthened by unrealized capital gains amounting to around EUR 6,000 million at the end of March 2002, which, net of taxes, would increase the BIS ratio to around 17%.

The Group has been particularly careful about maintaining high standards of liquidity, sustained by both the balanced development of customer business (where the increase in funds captured was more than double that of the volume of loans granted) as well as an active presence in the international markets to capture medium- and long-term funds. It attaches particular importance to its liquidity policy at the global level and in the different countries where it operates, especially in Latin America.

Santander Central Hispano also maintains a very conservative risk management policy, underscored by high levels of asset quality and NPL coverage and their favorable performance over the last 12 months when the Group's NPL ratio improved by 33 basis points and NPL coverage by 19 percentage points. The performance in Latin America was particularly favorable.

In addition the Group has a low risk profile, as a result of various actions. Right from the merger, the Group has been reducing country-risk that requires provisions that requires provisions -from US$ 1,665.7 million, net of provisions at the end of 1998, to US$ 787.1 million at the end of 2001 and US$ 617.7 million as of March 30, 2002. The level is 62.9% lower than in 1998 and the reduction so far this year is 21.5%.

Meanwhile, the quarterly Value at Risk (VaR) has been much lower than the maximum limits set by the Group (as of March 31, 2002 it only represented 45% of the limit), and it was also lower than the levels reached in 2001.

As regards earnings, the first quarter performance was affected by Argentina's crisis, which makes it difficult to draw comparisons with the first quarter of 2001. In order to facilitate comparisons, we include in the text comments on the variations excluding Argentina.

On this basis, there was modest growth in revenues over the first quarter of 2001, but clearly higher than in the fourth quarter of 2001. This, together with the sharp reduction in operating costs (-5.8% excluding Argentina), pushed up net operating income over the first quarter of 2001 by a significant 20.1% (including Argentina the rise was 12.4%).

These noteworthy increases are not reflected in the same way in net attributable income, as various provisions were made to strengthen the balance sheet. Even so, deducting Argentina, net attributable income was the highest quarterly figure in the Group's history, after increasing 9.6%. Its performance reflected a notable improvement compared with the declining trend of the two previous quarters.

Turning to the balance sheet, year-on-year growth figures eased up. Once more it was because of the impact of Argentina and, to a lesser extent, the depreciation of some Latin American currencies. This prevents one from appreciating in the overall figures the favorable performance of savings products in Spain: transactional accounts, time deposits, mutual funds and individual pension plans, in all of which the Group has the leading market share; and the same goes in loans, mainly mortgages, where the market share continued to increase.

As well as Spain, there has been noteworthy growth in the loans, deposits, mutual and pension funds and insurance in Portugal, where the Group is also improving its general market share. Lastly, the growth in Latin America is concentrated in the capturing of funds, principally through mutual and pension funds, while in loans the containment policy of previous quarters was maintained.

Santander Central Hispano Consolidated Results

Net interest revenue

Net interest revenue was EUR 2,461.6 million in the first quarter, higher than budgeted and a little above the same period of 2001. The comparison with 2001 is affected by Argentina and, to a lesser extent, by the exchange rate performance of some Latin American countries. Excluding Argentina, growth was 5.4%, and if we also discount the effect of exchange rates, the rise was 7.6%. This growth was largely due to higher revenues in Spain and Latin America and increased liquidity arising from divestments.

Net interest revenue
Euro MM.


2,462
2,413
+ 2.0% (*)
1,711
Jan.-Mar. 2000
Jan.-Mar. 2001
Jan.-Mar. 2002

(*).- Excluding Argentina: +5.4%

Average yield of assets

(%)	January - March 2002 Weight	January - March 2002 Av. rate	January - March 2001 Weight	January - March 2001 Av. rate
Central banks and Government debt securities	9.48	4.49	9.18	5.11
Due from banks	11.84	5.06	11.74	8.49
Loans	47.93	7.92	47.89	10.16
EMU currency	30.37	5.76	28.66	6.66
Other currencies	17.56	11.63	19.23	15.38
Investment securities	16.46	6.78	17.09	7.64
Other assets	14.29	—	14.10	—
Other revenue	—	0.69	—	1.97
Total	**100.00**	**6.62**	**100.00**	**9.61**

Average cost of funds

(%)	January - March 2002 Weight	January - March 2002 Av. rate	January - March 2001 Weight	January - March 2001 Av. rate
Due to banks	14.11	5.05	18.70	7.05
Customer deposits	50.35	3.62	48.17	5.38
EMU currency	29.55	2.26	25.36	2.82
Other currencies	20.80	5.56	22.81	8.24
Debt securities and subordinated debt	15.65	4.37	13.67	7.04
EMU currency	5.54	4.55	5.11	5.77
Other currencies	10.11	4.28	8.56	7.79
Net shareholders' equity	5.87	—	5.61	—
Other liabilities	14.02	2.65	13.85	2.23
Other costs	—	0.27	—	1.68
Total	**100.00**	**3.86**	**100.00**	**6.86**

Net fees and commissions
Euro MM.

	Jan.-Mar. 2002	Jan.-Mar. 2001	Variation 2002/2001 Amount	(%)
Mutual & pension funds	313.6	297.3	16.3	5.48
Credit and debit cards	112.9	125.4	(12.5)	(9.97)
Securities services	153.4	156.8	(3.4)	(2.17)
Contingent liabilities	50.5	51.9	(1.4)	(2.68)
Commercial paper	111.1	106.4	4.7	4.39
Account management	106.4	85.4	21.0	24.55
Insurance	47.7	42.0	5.7	13.59
Other operations	144.3	155.7	(11.4)	(7.34)
Total excluding Argentina	**1,039.9**	**1,021.0**	**18.9**	**1.85**
Argentina	59.8	142.4	(82.7)	(58.03)
Total	**1,099.7**	**1,163.4**	**(63.7)**	**(5.48)**

Net fees and commissions

Net fees and commissions declined 5.5% over the first quarter of 2001. This was because of lower revenue from Argentina (-EUR 82.7 million). Excluding this effect, net fees and commissions were 1.8% higher than in the first quarter of 2001. Of note was the growth in revenue from management of mutual and pension funds (+5.5%), administration of accounts (+24.5%) and insurance (+13.6%). Securities and custody services continued to perform negatively (-2.2%) because of the lower volume of purchases and sales of securities.

Also significant was the favorable change of trend, which, while still moderate, is beginning to be felt in commissions. In the first quarter of 2002 (excluding Argentina), they were 2.6% higher than in the fourth quarter of 2001 and 2.9% more than in the third quarter. The Bank has been giving priority in recent months to management of commissions, after adopting measures that will have a favorable impact in coming quarters.

Basic revenue

Basic revenue, as a result of the performance of net interest revenue and net fees and commissions, amounted to EUR 3,561.2 million, almost the same as in the first quarter of 2001 (-0.4%) including Argentina and 4.3% higher excluding that country. Net fees and commissions accounted for 30.9% of basic revenue (32.5% in the first quarter of 2001).

Trading gains

Trading gains amounted to EUR 246.1 million, 2.6% more than in the first quarter of 2001, with a favorable performance of the trading portfolios in the subsidiaries of Venezuela, Mexico and Brazil.

The distribution of the trading results reflects the positive impact of the Group's diversification and was combined with a reduction in market risk. The Value at Risk (VaR) performance over the last two years reflects the Group's policy of

Basic revenue
Euro MM.



Net fees and commissions
Net interest revenue
2,625
3,576
3,561
- 0.4% (*)
+2.0%
Jan.-Mar. 2000
Jan.-Mar. 2001
Jan.-Mar. 2002

(*).- Excluding Argentina: +4.3%

maintaining a medium/low market risk profile, with the flexibility needed to adapt to the markets' changing circumstances. VaR started at a maximum in 2000 of around US$ 45 million, fell during 2001 (average of US$ 27.0 million) and continued to do so in the first quarter of 2002 (average VaR of US$ 18.0 million).

Net operating revenue

Net operating revenue was 0.2% lower than in the first quarter of 2001 at EUR 3,807.3 million, but 4.2% higher excluding Argentina. This underlined the strength of the most recurrent revenue items, which inject stability into the income statement, even in a less favorable environment. This stability was strengthened by the fact that 90% of net operating revenue came from retail banking in Spain and abroad and almost 94% relates to net interest revenue + net fees and commissions.

Personnel and general expenses

One of the most important aspects of the Group's income statement in the first quarter of 2002 was the further progress made in reducing personnel and general expenses, one of the overriding objectives of our management. The trend was very positive as these expenses were 8.6% lower than in the first quarter of 2001 and 6.6% below those of the fourth quarter of 2001. In year-on-year terms, personnel expenses declined 7.5%, as a result of the reduction in the number of employees of more than 15,000, of which 2,227 related to the first quarter. Other expenses fell by 10.5%.

Even excluding the impact of Argentina (whose costs were reduced because of the devaluation), the decline in personnel and general expenses over the first quarter of 2001 was still significant at 5.8% (-4.3% for personnel and -8.4% for general). These reductions took place both in Spain as well as in the rest of Europe and Latin America.

Within general expenses, all items except for communications were lower. Advertising costs, buildings and premises were down more than 5%; information technology, allowances and travel declined more than 10% and printed and office material and technical reports fell 20%.

The closure of branches during 2001, which continued in the first quarter of 2002 (-147 branches) and will continue in the second quarter, with a logical impact on future expenses, helped to reduce costs in Spain. Also the specific measures adopted had a positive impact on certain items. Of note in IT was completion of the integration of the two networks (Santander and BCH), the installation of automatic response units in telephone banking, the launch of the unified call center of the Individual Risks Unit and the rise in the number of direct banking operations.

Personnel and general expenses
Euro MM.

	Jan.-Mar. 2002	Jan.-Mar. 2001	Variation 2002/2001 Amount	(%)
Personnel expenses	1,185.8	1,238.7	(52.8)	(4.27)
General expenses	683.1	746.1	(63.0)	(8.44)
Information technology	117.2	132.0	(14.8)	(11.19)
Communications	80.2	79.9	0.3	0.36
Advertising	71.3	77.1	(5.8)	(7.53)
Buildings and premises	123.6	135.9	(12.3)	(9.05)
Printed & office material	21.8	27.6	(5.8)	(21.03)
Taxes (other than income tax)	42.2	45.0	(2.8)	(6.16)
Other expenses	226.8	248.6	(21.8)	(8.77)
Total excluding Argentina	**1,868.9**	**1,984.7**	**(115.8)**	**(5.83)**
Argentina	74.6	142.1	(67.4)	(47.46)
Total	**1,943.6**	**2,126.8**	**(183.2)**	**(8.62)**

In printed and office material, the streamlining and simplification of the sending of statements to customers, as well as the reduced number of types of forms as a result of the integration of brands, helped to cut costs. Lastly, the launch of the necessary measures to hold meetings at a distance (video, audio and data conferences) is reducing the number of trips, particularly long hauls.

In Latin America, the continued efforts in optimization and savings also made a positive contribution.

The Group's efficiency ratio reached 51.0% in the first quarter of 2002, 4.7 percentage points better than a year earlier and a 2.9 points improvement on the whole of 2001.

Despite this favorable performance, the Group still has a lot of leeway in terms of cost reduction, as many of the measures taken, and recently implemented, are still not fully reflected. The Group has also defined a series of additional measures to cut costs, which will be reflected in coming quarters, in some cases, and in the medium term in others, such as the new systems plan. All of this will enable us to keep up a notable pace of cost savings and improved operational efficiency over the next three to four years.

Efficiency ratio
%


53.74
55.73
51.05
-468 b.p.
Jan.-Mar. 2000
Jan.-Mar. 2001
Jan.-Mar. 2002

Net operating income

Net operating income amounted to EUR 1,565.8 million, 12.4% more than in the first quarter of 2001 and representing an increase when measured against average total assets from 1.59% to 1.76%. The sustained rise in profitability over the last three years reflects Santander Central Hispano's capacity to efficiently manage revenues and costs.

This growth, although excellent, was clearly penalized by Argentina's crisis. Excluding the impact of the activity in this country, net operating income rose by more than 20%. This increase should be positively viewed as it occurred with an unchanged perimeter and in an unfavorable economic environment.

Net operating income
Euro MM.


1,063
1,393
1,566
+ 12.4% (*)
Jan.-Mar. 2000
Jan.-Mar. 2001
Jan.-Mar. 2002

(*).- Excluding Argentina: +20.1%

Income from equity-accounted holdings

Income from equity-accounted holdings, including dividends paid, amounted to EUR 188.4 million, 24.1% lower than in the first quarter of 2001. Of note in this reduction was the lower contribution of Royal Bank of Scotland (in the first quarter of 2001 the contribution to the Group was adjusted upwards as the earnings recorded by us in 2000 were below the final earnings), and the sale of the stakes in Société Générale and MetLife.

This lower income was partially offset by the higher contribution of Commerzbank and Banque Commerciale du Maroc (opposite effect to that of Royal Bank of Scotland in both cases) and, above all, the industrial companies in Spain in which the Group has stakes.

Earnings from Group transactions

Most of the EUR 65.0 million of earnings in the first quarter of 2002 came from the capital gains generated by the sale of a 1% stake in Société Générale. Capital gains were 66.7% lower than in the same period of 2001.

Net provisions for loan-losses and country risk

Loan-loss provisions amounted to EUR 368.2 million, including EUR 24.9 million arising from the Bank of Spain's regulation regarding statistical loan-loss coverage. Country-risk provisions were zero compared with EUR 12.8 million in the first quarter of 2001. Loan-loss recoveries amounted to EUR 84.6 million.

Total net loan-loss provisions were EUR 283.6 million, 14.6% lower than in the same 2001 period. Including Argentina, which made provisions of EUR 207.9 million (according to local criteria), the Group's total increased 36.8% over the first quarter of 2001.

Goodwill

The Group charged EUR 152.9 million to amortization of goodwill (the allocation needed according to the schedule), down from EUR 351.0 million in the first quarter of 2001. The difference was due to the lower assignment for Banespa (in 2001 accelerated amortization took place) and Société Générale (as a result of the reduced stake) and no amortization of the goodwill in Argentina, already covered in December.

Net loan-loss and country risk provisions
Euro MM.

	Jan.-Mar. 2002	Jan.-Mar. 2001	Variation 2002/2001 Amount	(%)
Non - performing loans	368.2	413.9	(45.7)	(11.05)
Country - risk	0.0	12.8	(12.8)	(100.00)
Recovery of written - off assets	(84.6)	(94.5)	9.9	(10.49)
Net provisions excluding Argentina	**283.6**	**332.2**	**(48.6)**	**(14.64)**
Argentina*	207.9	27.2	180.7	664.85
Net provisions	**491.5**	**359.4**	**132.1**	**36.76**

(*) Provisional local data

Other income

This item includes a series of heterogeneous results, as well as different allocations in order to continue strengthening the balance sheet. Overall, the figure was EUR 98.5 million negative, compared to EUR 67.0 million positive in the first quarter of 2001, arising from non-recurrent items.

Net attributable income

Net income was EUR 827.0 million, 5.0% of which related to minority shareholders' interests and 13.9% to preferred shares. Net attributable income was 0.3% higher at EUR 670.5 million (+9.6% excluding Argentina).

ROE stood at 14.22% compared to 14.73% in the first quarter of 2001 (excluding voluntary anticipated reserves in both cases, ROE would be 17.25% and 18.63%, respectively).

Net attributable income

Euro MM.


483
668
671
+ 0.3% (*)
Jan.-Mar. 2000
Jan.-Mar. 2001
Jan.-Mar. 2002

(*).- Excluding Argentina: +9.6%

Balance sheet

Euro MM.

Assets	31.03.2002	31.03.2001	Variation 2002/2001 Amount	(%)	31.12.2001
Cash and central banks	9,724.7	9,439.2	285.5	3.02	9,782.2
Government debt securities	22,112.1	21,118.9	993.2	4.70	24,694.9
Due from banks	41,311.0	48,818.6	(7,507.5)	(15.38)	42,989.3
Loans	170,868.3	169,700.1	1,168.2	0.69	173,822.0
Investment securities	60,887.8	61,871.3	(983.5)	(1.59)	58,001.5
Fixed income	46,111.0	45,891.0	220.0	0.48	42,304.4
Equity	14,776.8	15,980.3	(1,203.5)	(7.53)	15,697.1
Shares and other securities	7,260.8	6,976.0	284.8	4.08	7,807.9
Equity stakes	6,402.5	7,706.1	(1,303.6)	(16.92)	6,661.8
Equity stakes in Group companies	1,113.6	1,298.3	(184.7)	(14.23)	1,227.4
Tangible and intangible assets	6,951.4	7,379.6	(428.2)	(5.80)	7,227.7
Treasury stock	12.0	43.7	(31.7)	(72.57)	21.4
Goodwill	10,026.8	11,381.0	(1,354.3)	(11.90)	9,868.7
Other assets	33,864.1	28,402.7	5,461.3	19.23	30,202.7
Prior years' results from consolidated companies	1,457.4	975.8	481.6	49.36	1,527.1
Total assets	**357,215.7**	**359,131.1**	**(1,915.4)**	**(0.53)**	**358,137.5**
Liabilities					
Due to banks	48,018.5	66,261.3	(18,242.8)	(27.53)	53,929.8
Customer deposits	183,083.1	172,390.7	10,692.3	6.20	181,527.3
Deposits	142,524.1	144,410.9	(1,886.8)	(1.31)	142,935.8
REPOs	40,559.0	27,979.8	12,579.2	44.96	38,591.5
Debt securities	40,705.5	38,974.9	1,730.6	4.44	41,609.1
Subordinated debt	13,006.6	12,107.2	899.4	7.43	12,996.0
Pension and other allowances	17,197.3	15,842.9	1,354.4	8.55	17,049.5
Minority interests	7,126.6	9,182.8	(2,056.3)	(22.39)	7,433.3
Net consolidated income	827.0	920.1	(93.1)	(10.12)	3,326.9
Capital	2,329.7	2,280.8	48.9	2.14	2,329.7
Reserves	19,187.3	16,696.5	2,490.7	14.92	17,190.4
Other liabilities	25,734.3	24,473.9	1,260.4	5.15	20,745.5
Total liabilities	**357,215.7**	**359,131.1**	**(1,915.4)**	**(0.53)**	**358,137.5**
Other managed funds (off - balance sheet)	98,189.0	93,488.5	4,700.6	5.03	95,246.5
Total managed funds	**455,404.7**	**452,619.6**	**2,785.1**	**0.62**	**453,384.0**
Contingent liabilities	**30,314.1**	**26,854.8**	**3,459.2**	**12.88**	**30,282.9**
Guarantees	26,535.7	22,634.6	3,901.1	17.24	26,101.3
Documentary credits	3,778.3	4,220.2	(441.9)	(10.47)	4,181.7
Excluding Argentina					
Loans	**166,659.3**	**162,763.3**	**3,896.1**	**2.39**	**169,702.4**
Customer deposits	**180,797.5**	**165,325.1**	**15,472.5**	**9.36**	**177,281.9**
Other managed funds (off - balance sheet)	**96,060.6**	**86,183.9**	**9,876.8**	**11.46**	**91,716.2**
Total managed funds	**329,442.8**	**301,313.0**	**28,129.8**	**9.34**	**322,370.0**

Consolidated balance sheet

Total funds managed by the Group stood at EUR 455,408 million, 0.6% more than in March 2001. In order to correctly interpret the performance of the balance sheet and the rest of funds managed by the Group, one should take into account the negative impact of Argentina. The impact of the depreciation of the rest of Latin American currencies against the US$ was also slightly negative, and partly offset by the dollar's appreciation against the euro (+1.2%). Overall, the impact on the whole Group was not significant.

Gross loans
Euro billion



Rest
Other resident sector
137.5
175.0
176.5
+0.8% (*)
+7.6%
March 2000
March 2001
March 2002

(*).- Excluding Argentina: +2.6%

Lending

Net Group loans amounted to EUR 176,508 million, 0.8% more than in the first quarter of 2001 (+2.6% excluding Argentina).

Because of the varying performances of the different lending items, it is instructive to provide a detailed analysis both from the standpoint of the main products as well as by geographic areas.

Of note in products was the growth in secured loans, both in the domestic and non-resident markets (+16.2% and +8.8%, respectively). This was not reflected in the increase in total lending because of the reduction in commercial credit (partly due to the securitizations carried out over the previous 12 months) and one-off reductions in the balances of large companies.

By geographic areas, lending to the private resident sector in Spain rose 7.1% to EUR 6,183 million, with a good performance of mortgages, where we continued to gain market share (+20 basis points between March 2001 and March 2002). In the rest of Europe of note was the 14.8% rise in Portugal. In Latin America, on the other hand (and excluding Argentina), lending

Loans
Euro MM.

	31.03.2002	31.03.2001	Variation 2002/2001 Amount	(%)	31.12.2001
Public sector	4,120.4	3,968.2	152.2	3.84	4,249.7
Private sector	84,261.9	78,283.6	5,978.3	7.64	84,721.7
Secured loans	33,527.4	28,843.8	4,683.6	16.24	33,028.3
Other loans	50,734.5	49,439.8	1,294.7	2.62	51,693.4
Non - resident sector	83,703.4	85,560.9	(1,857.5)	(2.17)	85,799.7
Secured loans	23,138.5	21,257.7	1,880.8	8.85	23,308.7
Other loans	60,564.9	64,303.2	(3,738.3)	(5.81)	62,491.0
Gross loans excluding Argentina	**172,085.6**	**167,812.7**	**4,273.0**	**2.55**	**174,771.1**
Less: allowance for loan losses excluding Argentina	5,426.3	5,049.4	376.9	7.46	5,068.7
Net loans excluding Argentina	**166,659.3**	**162,763.3**	**3,896.1**	**2.39**	**169,702.4**
Net loans Argentina	4,209.0	6,936.9	(2,727.9)	(39.32)	4,119.7
Net loans	**170,868.3**	**169,700.1**	**1,168.2**	**0.69**	**173,822.0**
Note: Dobtful loans	4,003.8	4,578.8	(575.0)	(12.56)	3,894.5
Public sector	7.1	3.2	3.9	120.62	4.5
Private sector	986.0	826.6	159.3	19.28	931.0
Non - resident sector	3,010.8	3,749.0	(738.2)	(19.69)	2,959.0

dropped 6.5% because of the negative impact of exchange rates in some countries (Chile, Venezuela) and the lower balance with the IPAB in Mexico (repayments).

These movements were reflected in a change in risk exposure by geographic areas, with Europe's relative share of the Group's total rising from 65% in March 2001 to 69% a year later.

Foreclosed assets

Net foreclosed assets were reduced by EUR 46.5 million in the first quarter of 2002, and the coverage level increased by 246 basis points. With this, the Group reduced net foreclosed assets over the past 12 months by 15.9% to EUR 388.9 million, half the level at the time of the merger. Coverage increased to 58.9% from 57.0% in March 2001 and 38.3% in December 1998. The impact of Argentina on this item is minimal.

Foreclosed assets
Euro MM.

	Jan.-Mar. 2002	Jan.-Mar. 2001
Balance at beginning of period excluding Argentina	988.1	1,116.2
+ Foreclosures	45.6	73.8
- Sales (book value)	94.6	126.5
Gross foreclosed assets excluding Argentina	**939.1**	**1,063.5**
Argentina	6.4	11.6
Gross foreclosed assets	**945.6**	**1,075.1**
Allowance established	556.6	612.7
Coverage (%) *	58.87	56.99
Net foreclosed assets	**388.9**	**462.4**

(*).- Allowance established / Gross foreclosed assets

Customer funds

Total customer funds grew 5.7% to EUR 334,984 million (+9.3% excluding Argentina).

Total on-balance sheet funds (excluding Argentina) increased by EUR 18,253 million over the 12 months (+8.5%). This growth came from both customer deposits (+9.4%) and the placement of debt issues and commercial paper (+5.6%).

Of note within deposits was the sharp rise in public sector balances (+84.7%) from REPOs, due to the change in the accounting regulations of Spanish Treasury operations (previously in financial intermediaries). In other resident sectors (+13.5%), growth was notable in transactional accounts (+13.5% and a faster rate of growth than that of the banking sector as a whole). The balance of time deposits declined over March 2001 because of euro deposits. However, growth in the first quarter of 2002 was 13.3% (+EUR

Total customer funds
Euro billion


Off-balance sheet
On-balance sheet
247.6
317.0
335.0
+5.7% (*)
+6.0%
March 2000
March 2001
March 2002

(*).- Excluding Argentina: +9.3%

Customer funds
Euro MM.

	31.03.2002	31.03.2001	Variation 2002/2001 Amount	(%)	31.12.2001
Public sector	9,994.1	5,409.6	4,584.5	84.75	14,466.9
Private sector	76,693.6	67,557.7	9,135.9	13.52	71,891.3
Demand deposits	21,630.3	19,032.4	2,597.9	13.65	21,252.2
Saving accounts	15,631.8	13,796.9	1,834.9	13.30	15,472.4
Time deposits	21,702.7	22,237.7	(535.0)	(2.41)	19,155.9
REPOs	17,487.8	12,389.1	5,098.7	41.16	15,928.3
Other accounts	241.1	101.8	139.4	136.98	82.6
Non - resident sector	94,109.8	92,357.7	1,752.1	1.90	90,923.7
Deposits	79,141.7	80,097.6	(955.9)	(1.19)	80,656.0
REPOs	14,968.1	12,260.1	2,708.0	22.09	10,267.7
Total customer deposits	**180,797.5**	**165,325.1**	**15,472.5**	**9.36**	**177,281.9**
Debt securities	39,578.0	37,696.8	1,881.2	4.99	40,376.0
Subordinated debt	13,006.6	12,107.2	899.4	7.43	12,996.0
Total customer funds on balance sheet	**233,382.2**	**215,129.1**	**18,253.1**	**8.48**	**230,653.8**
Total managed funds (off - balance sheet)	**96,060.6**	**86,183.8**	**9,876.8**	**11.46**	**91,716.2**
Mutual funds	71,923.2	64,555.0	7,368.2	11.41	68,227.0
Spain	51,221.8	49,349.1	1,872.7	3.79	49,487.6
Abroad	20,701.4	15,205.9	5,495.5	36.14	18,739.5
Pension funds	16,448.7	13,762.6	2,686.1	19.52	15,619.6
Spain	5,576.6	4,927.1	649.5	13.18	5,443.8
Individuals	*4,814.9*	*4,202.3*	*612.6*	*14.58*	*4,698.0*
Abroad	10,872.1	8,835.5	2,036.6	23.05	10,175.8
Managed portfolios	7,688.7	7,866.3	(177.5)	(2.26)	7,869.6
Spain	2,306.5	2,494.5	(188.0)	(7.54)	2,432.0
Abroad	5,382.2	5,371.7	10.5	0.20	5,437.6
Total customer funds excluding Argentina	**329,442.8**	**301,313.0**	**28,129.8**	**9.34**	**322,370.0**
Total customer funds Argentina	5,541.4	15,648.4	(10,106.9)	(64.59)	9,008.9
Total customer funds	**334,984.2**	**316,961.3**	**18,022.9**	**5.69**	**331,378.9**

2,547 million), basically due to the "Supersatisfacción" Deposit, whose marketing was a resounding success. This lifted market share in time deposits by more than a full point.

By geographic areas, Portugal once again shined (+8.8%), while Latin America was affected, as in lending, by Argentina and exchange rates.

Mutual funds performed well in both Spain and abroad. In Spain the movements were limited to a great extent by market conditions, affected by the sharp fall in the settlement values of some types of funds and by the withdrawals of some fund holders. However, Santander Central Hispano's performance was much better than the sector's, with a rise in its balance of 3.8% (-2.3%, excluding the institutional investment related to the "Supersatisfacción" Deposit) between March 2001 and March 2002 compared to 2% for the market as a whole. The Group consolidated its leadership, with a market share of 26%. Of note were the increases in Portugal (+41%), Brazil (+13%) and Mexico.

Pension funds increased 19.5% to EUR 16,449 million in the year to March 2002, of which two-thirds corresponded to fund management companies in Latin America, a market where the Group is developing an expansion strategy, with strong year-on-year rises in Mexico, Colombia, Peru and Uruguay.

The performance was also favorable in Spain, with growth of 13.2%. Activity focused on individual pension funds, where market share is close to 20%, and the Group heads the ranking according to the latest figures. Lastly, Portugal, which as in the rest of customer balances, reflected increased activity (+19.0% in pension plans).

Goodwill

Goodwill pending amortization stood at EUR 10,027 million at March 31, 2002, EUR 1,354 million lower than a year earlier, as a result of calendar amortization, the accelerated amortization in 2001 for Banespa, and the reduced stake in Société Générale.

These goodwill figures were established after carrying out the procedures necessary to verify the asset quality of the entities acquired, applying the Group's strict criteria. In addition, part of the increase was due to the application of Bank of Spain criteria, whereby the shares received in Portugal and Royal Bank of Scotland operations and the purchase of the minority shares of Banco Río de la Plata were recorded at the share exchange's market value. The difference between this value and the issue price of Santander Central Hispano shares, amounting to EUR 3,738 million, was credited to a voluntary anticipated reserves account which forms part of shareholders' equity and after amortization of goodwill stood at EUR 3,284.9 million.

Consolidated goodwill
Euro MM.

	31.03.2002	31.03.2001	Variation	31.12.2001
Banesto	450.1	501.2	(51.1)	461.1
Equity Stakes	479.5	389.1	90.4	338.7
Banks in Europe	2,282.9	2,899.5	(616.6)	2,433.3
Latin America	6,117.9	6,895.7	(777.8)	5,947.2
Other	696.4	695.6	0.8	688.4
Total	**10,026.8**	**11,381.0**	**(1,354.3)**	**9,868.7**

Capital accounts and Shareholders' equity

The Group's main capital management objective is to maintain an adequate level of solvency and a sufficiently high capital surplus to be able to accommodate the growth of the balance sheet, and allow the realization of new projects, while optimizing the cost of these funds and the contribution to an adequate return for shareholders. With this in mind, Santander Central Hispano is continuously adapting the structure of its capital through the use of the most appropriate financial instruments.

During the first quarter, four issues of preferred shares amounting to US$ 769 million were amortized, following the capital increase at the end of 2001, which improved the structure of Tier I ratio.

Eligible capital at the end of March, in accordance with Bank of International Settlements (BIS) criteria, amounted to EUR 25,113 million. The surplus over the minimum requirement amounted to EUR 8,595 million. The BIS ratio was 12.16%, 0.79 points higher than in March 2001 and 0.12 points more than at the end of 2001 (adjusted for amortization of preferred shares).

Consolidated goodwill
Euro billion


11.4
10.0
-11.9%
March
2001
March
2002

Shareholders' equity and capital ratios *

Euro MM.

	31.03.2002	31.03.2001	Variation 2002/2001 Amount	(%)	31.12.2001
Subscribed capital stock	2,329.7	2,280.8	48.9	2.14	2,329.7
Paid - in surplus	8,651.0	8,080.4	570.6	7.06	8,651.0
Reserves	7,647.2	5,494.8	2,152.3	39.17	5,466.4
Reserves at consolidated companies (net)	1,433.4	2,145.5	(712.1)	(33.19)	1,545.9
Total primary capital	**20,061.2**	**18,001.5**	**2,059.7**	**11.44**	**17,993.0**
Net attributable income	670.5	668.3	2.3	0.34	2,486.3
Treasury stock	(12.0)	(43.7)	31.7	(72.57)	(21.4)
Distributed interim dividend	(1,035.4)	—	(1,035.4)	—	(685.4)
Shareholders' equity at period end	**19,684.3**	**18,626.1**	**1,058.2**	**5.68**	**19,772.5**
Interim dividend pending distribution	—	—	—	—	(350.0)
Final dividend	(294.0)	—	(294.0)	—	(294.0)
Shareholders' equity after allocation of period end results	**19,390.3**	**18,626.1**	**764.2**	**4.10**	**19,128.4**
Preferred shares	6,157.6	6,997.8	(840.2)	(12.01)	5,979.0
Minority interests	1,125.4	2,436.8	(1,311.4)	(53.82)	1,394.9
Shareholders' equity & minority interests	**26,673.3**	**28,060.7**	**(1,387.4)**	**(4.94)**	**26,502.4**
Basic capital (Tier I)	16,569.7	16,136.2	433.5	2.69	16,357.9
Supplementary capital	8,543.1	6,970.7	1,572.3	22.56	8,239.1
Eligible capital	**25,112.8**	**23,107.0**	**2,005.8**	**8.68**	**24,597.0**
Risk weighted assets (BIS criteria)	206,477.2	203,192.3	3,284.9	1.62	204,310.5
BIS ratio	**12.16**	**11.37**	**0.79**		**12.04**
Tier I	**8.02**	**7.94**	**0.08**		**8.01**
Excess (amount)	8,594.6	6,851.6	1,743.0	25.44	8,252.2

(*).- The effect of the amortization of preferred stock carried out in 2002 is included in December 2001.

Rating agencies

There was no change during the first quarter for Santander Central Hispano. In Mexico, Fitch upgraded Santander Mexicano and Serfin, putting them at the same level (from BB+ to BBB-). Moody's also improved its rating of Santander Mexicano.

Ratings

Rating agency	Long term	Short term	Financial strength
Moody's	Aa3	P1	B
Standard & Poor's	A+	A1	
Fitch	AA-	F1+	B/C

Risk management

Santander Central Hispano

Credit risk

During the first quarter, progress continued to be made in the supervisors' reviewing of the internal risk management model of the parent bank in Spain. Once the risk model for individuals was approved in the first quarter of 2001, Bank of Spain inspectors began to review the rating and analysis models used in the segment for companies.

Risk management*
Euro MM.

	31.03.2002	31.03.2001	Variation 2002/2001 Amount	Variation 2002/2001 (%)	31.12.2001
Non - performing loans	4,001.0	4,579.3	(578.3)	(12.63)	3,895.5
NPL ratio (%)	1.94	2.27	(0.33)		1.86
Allowances for loan losses	5,871.3	5,857.5	13.8	0.24	5,583.0
NPL coverage (%)	146.75	127.91	18.84		143.32
Non - performing loans **	3,572.7	4,073.3	(500.6)	(12.29)	3,489.8
NPL ratio (%) **	1.73	2.02	(0.29)		1.67
NPL coverage (%) **	164.34	143.80	20.53		159.98

(*) Excluding country - risk
(**) Excluding NPLs backed by residential mortgages
Note: NPL ratio: Non - performing loans / computable risk

The final approval by the Bank of Spain of the internal risk management models will enable the Group to calculate, on the basis of its own parameters of expected losses, the provisions needed for statistical coverage in accordance with Circular 4/99.

The Group's NPL ratio was 1.94% at the end of March 2002 which, while a little higher than the 1.86% at the end of 2001, was 33 basis points better than a year earlier despite the context of global economic slowdown during a clearly less favorable 12 months. NPL coverage continued to rise and reached 146.7% (143.3% at the end of 2001). The level of coverage was 18.8 percentage points higher than a year earlier.

NPL ratio
%


2.27
1.86
1.94
-33 b.p.
March 2001
December 2001
March 2002

NPL coverage
%


146.7
143.3
127.9
+18.8 p.p.
March 2001
December 2001
March 2002

Quarterly non-performing loans evolution

Euro MM.	1st quarter	2nd quarter	3rd quarter	2001 4th quarter	2002 1st quarter
Balance at beginning of period	4,527.5	4,579.3	4,473.9	4,215.5	3,895.5
+ Net additions	510.3	473.6	12.7	442.3	509.4
- Write - offs	(458.4)	(578.9)	(271.1)	(762.3)	(404.0)
Balance at period end	**4,579.3**	**4,473.9**	**4,215.5**	**3,895.5**	**4,001.0**

The Group's NPL ratio in Spain increased, as expected, to 0.98% from 0.88% at the end of 2001 and was above the 0.80% registered in March 2001. The increase was largely due to the reduction in the loan portfolio during the quarter and to the rise, following criteria of maximum prudence, in doubtful loans not yet classified as bad debts. NPLs remained in line with the estimates for 2002. NPL coverage for the whole Group in Spain was 188.0%.

In Latin America the NPL ratio stood at 3.19%, slightly lower than at the end of 2001 and almost one percentage point lower than the 4.18% registered in March 2001. The Group continued to tighten its monitoring and loan loss recovery policies, focused on securing risks, restructuring maturities or classify as doubtful loans and make the necessary provisions. During the first quarter, the isolated nature of Argentina's crisis in relation to the rest of Latin America was confirmed. The non-performing loans and loan-loss provisions were incorporated in accordance with local criteria of evaluation and classification.

The Group continues to be very conservative in its provisioning policy. The NPL coverage ratio for Latin America increased from 128.8% at the end of 2001 and 118.3% in March 2001 to 151.6% in March 2002.

Country-risk

Country-risk exposure, in accordance with Bank of Spain criteria, fell during the first quarter by 21.5% net of provisions to US$ 617.7 million. The reduction since March 2001 was 42.7% (US$ 461.0 million).

The Group continued to manage country-risk selectively, tightening the special watch and tracking of the most problematic countries and continuously tailoring the country-risk limits to their particular circumstances.

Country risk management

	31.03.2002 Euro MM.	31.03.2002 US$ MM.	31.03.2001 US$ MM.	Variation 2002/2001 Amount	Variation 2002/2001 (%)	31.12.2001 US$ MM.
Risk (gross)	1,031.4	899.8	1,423.6	(523.8)	(36.79)	1,071.9
Allowances	323.4	282.1	344.9	(62.8)	(18.21)	284.8
Risk (net)	**708.0**	**617.7**	**1,078.7**	**(461.0)**	**(42.74)**	**787.1**

Counterparty risk

The Net Replacement Value (NRV) of the portfolios of OTC derivative products that the Group maintained with its counterparties as of March 31, 2002 amounted to US$ 2,160.4 million, which represents 0.4% of the nominal value of these contracts as against 0.8% at the end of 2001. The Equivalent Credit Risk (that is, the sum of the Net Replacement Value and the Maximum Potential Value of these contracts in the future) dropped to US$ 20,077.9 million, 15.9% lower than at the end of 2001. The reduction was largely due to the incorporation of collateral in IRS operations, as well as the fall in the NRV of the Madrid portfolio resulting from interest rate movements.

Santander Central Hispano Group. Derivative products as of March 2002
US$ MM.

	Nominal	Net replacement Cost	Equivalent risk	Coverage (%)	Average life (months)
IRS	328,209.6	1,543.8	6,885.8	2.10	24.07
FRAS	100,557.8	66.7	152.9	0.15	4.45
Interest rate options	12,068.1	153.0	579.8	4.80	39.78
OTC interest subtotal	**440,835.4**	**1,763.5**	**7,618.5**	**1.73**	**20.02**
Currency forwards	45,144.5	185.0	4,237.3	9.39	3.28
Currency swaps	5,965.0	59.2	2,326.9	39.01	32.55
Currency options	963.1	151.6	328.2	34.08	6.90
OTC foreign exchange subtotal	**52,072.6**	**395.8**	**6,892.4**	**13.24**	**6.70**
OTC debt options subtotal	**807.9**	**1.1**	**1,308.8**	**162.00**	**9.52**
OTC equity derivatives subtotal	**6,305.9**	**—**	**4,258.2**	**67.53**	**14.98**
Total	**500,021.8**	**2,160.4**	**20,077.9**	**4.02**	**18.59**

Derivatives operations are concentrated in excellent credit quality counterparties, to the extent that 96.0% of transactions have been contracted with entities with a rating equal to or more than A-. The remaining 4% basically corresponds to derivatives operations with corporate clients.

Market risk

The first quarter began with minimum levels of risk as a result of the reduction in positions made at the end of 2001. However, the improved expectations regarding the end of the US recession encouraged during the quarter a moderate change in strategy, based on the increased levels of risk, largely in Brazil and Mexico.

It is important to point out that the higher risk does not come only from changes in positions but also from the higher levels of volatility in the markets, arising from certain developments during the first quarter. These events, whose impact can be seen in the graph, included the floating of the Venezuelan Bolivar in the middle of February and the heightened tension in the Middle East in March.

VaR performance
US$ MM.


50
40
30
20
10
Max. (42.4)
Min. (11.6)
October 01
November 01
December 01
January 02
February 02
March 02

VaR by region. First quarter 2002
US$ MM.

	Min.	Avg.	Max.	Latest
Total	**11.6**	**18.0**	**25.0**	**25.0**
Europe	2.8	4.2	6.4	5.7
Asia	0.3	0.3	0.4	0.3
USA	5.1	8.1	13.1	8.9
Latin America	6.1	11.1	18.1	18.0

VaR by product. First quarter 2002
US$ MM.

Total trading	**Min.**	**Avg.**	**Max.**	**Latest**
Total VaR	**11.6**	**18.0**	**25.0**	**25.0**
Diversification effect	*(2.3)*	*(7.8)*	*(14.9)*	*(12.8)*
Fixed income VaR	9.6	14.3	18.9	17.7
Equity VaR	1.6	3.0	4.7	4.3
Currency VaR	2.8	8.5	16.3	15.8

Of note in the VaR performance graph is the maximum for the quarter of US$ 25 million reached on March 31, due to the increased volatility in world markets and new position-taking in Mexico. The minimum was US$ 11.6 million at the beginning of January.

In issuance and structured derivative products, a very low risk level was maintained, which in average VaR terms amounted to US$ 0.9 million.

The distribution of trading activities by geographic region continued to be concentrated in Latin America, in similar proportions to previous quarters, although in the first quarter the results from the US gained relative importance. The average risk was much lower than in the fourth quarter of 2001 (US$ 8 million less).

Geographical distribution of trading portfolio

Annual accumulated results


51%
Latin America
1%
Asia
15%
USA
33%
Europe

Annual average VaR


47%
Latin America
1%
Asia
34%
USA
18%
Europe

Balance sheet management in Latin America

The level of interest rate risk in Latin America, measured through the sensitivity of equity over one year to changes of 100 basis points in the yield curve, was 30% lower than at the end of 2001, reaching 1.8% of the Group's equity in the region. The sensitivity of net interest revenue over one year to changes of 100 basis points in the yield curve remained at the budgeted 0.9%, with no significant changes during the period.

The main reductions in risk were in Mexico and Chile due to portfolio sales in order to protect us from the impact of possible rises in the local yield curve.

The Group continued its strategy during the first quarter of ensuring that liquidity is one of the basic pillars of risk management, maintaining high volumes of liquid assets on the balance sheet.

Analysis by business areas

Santander Central Hispano

The Santander Central Hispano Group, in line with its ongoing policy of providing transparent information on the composition of earnings by business area, has a new structure for presenting its results with improvements in two aspects:

- Retail business in Europe is integrated into a single area, reflecting the strength of our traditional market and upon which *additional details are provided at a second level.*

- Changes to some general criteria regarding both the allocation of capital for each business as well as the distribution of the costs. This enhances our commitment to efficiency and the creation of value in each business.

The income statements and balance sheets of each business area are drawn up on the basis of the aggregation of the basic operating units that exist in the Group. The information, therefore, relates to the accounting figures of the legal units that comprise each area; however, in the case of the parent bank the different businesses (Retail Banking, Corporate Banking, Treasury, etc) are separated according to the available management information systems and assigned to the relevant areas. In all cases, the financial statements are drawn up in accordance with Spanish regulations and include adjustments for homogenization and/or consolidation.

The criteria for assigning capital has been changed for 2002 in order to make the returns comparable. As a result, all but two businesses have been allocated capital equivalent to the regulatory minimum for risk assets: Corporate Banking and Retail Banking Latin America. Experience has shown that economic risk in Corporate Banking is lower than its regulatory risk weighting and it consumes less capital than assigned, while in Latin America it is higher. It is therefore advisable to weight the regulatory capital for Corporate Banking downward (50%) and upward (50%) in Latin America.

Meanwhile, the Group's institutional costs, traditionally in the Corporate Center, have been distributed among all businesses, on the basis of the volume of direct costs managed by each unit. This new system is an incentive for cost savings. The rest of costs attributed to support and control services continue to be distributed in accordance with the Group's traditional criteria.

The year 2001 figures have been adjusted to take account of the same criteria by business area as for 2002. Accordingly, the business areas' new definition and content are now as follows:

European Retail Banking

This sets out the results of the banking activities of the different networks and specialized units in Europe, chiefly with individual clients and SMEs, as well as private and public institutions. In addition, it includes the results of other activities, such as corporate banking, management of liquidity, interest rates and equity stakes, in those cases where the management units included in this are involved.

The financial statements of this area are also set out at a second level for five units: Santander Central Hispano Retail Banking, Banesto, Consumer Financing in Europe (Spain, Italy and Germany), Portugal and On-line Banking (Patagon Spain and Germany).

The networks in Spain have agreements for distributing results in those cases of clients or products shared with other businesses, without duplicating the results in the units.

Retail Banking Latin America

This area covers the Group's universal banking activities in Latin America through its subsidiary banks and finance companies. It does not include, unless there are distribution agreements, the results of investment banking or asset management channeled through specialized business units.

The entities in these countries adopt Spanish accounting regulations except for amortization of goodwill, which continues to be considered as a cost unrelated to the management of business, and country-risk provisions.

Asset Management and Private Banking

There have been no changes in its perimeter as regards the activities included in prior years. Asset management still includes pension and mutual funds and bancassurance, and private banking activity with clients via the specialized units in Spain and abroad.

In both cases, the agreements for distribution of commissions with the Group's networks throughout the world remain in force for remuneration of distribution and customer attention.

Global Wholesale Banking

This area covers Santander Central Hispano's corporate banking in Spain and Europe, treasury activities in Madrid and New York and investment banking throughout the world.

Corporate Center

This area is responsible for the centralized activities relating to strategic and temporary equity stakes in industrial and financial companies, financial management related to the structural exchange rate position, the Group's asset and liability portfolio and management of global shareholders' equity through issues and securitization. Lastly, as the group's holding, it manages all capital and reserves and allocations of capital and liquidity in accordance with the aforementioned criteria. It is not responsible for provisions that do not stem from amortization of goodwill and country-risk nor, as previously stated, for costs related to the Group's central services.

Lastly, the area also covers, on a temporary basis, businesses that are being wound down or closed in order not to distort the recurrent revenues of other businesses. In exceptional circumstances, it is responsible for the launch of an activity of a strategic nature.

As well as these areas, the full results of Portugal and Latin America continue to be presented globally, including Retail Banking, Asset Management, Private Banking and Global Wholesale Banking.

Net attributable income by business areas*


34%
Retail Banking Latin America
11%
Global Wholesale Banking
10%
Financial Stakes in Europe
34%
European Retail Banking
8%
Asset Management and Private Banking
3%
Equity Stakes

(*) Corporate Center not included, except for portfolio.

Main data by business areas
Euro MM.

	Net operating income			Net attributable income			Efficiency (%)	
	Jan.-Mar.	Var. 2002/2001		Jan.-Mar.	Var. 2002/2001		January-March	
	2002	Amount	(%)	2002	Amount	(%)	2002	2001
European Retail Banking	643.3	64.4	11.13	367.3	41.4	12.71	52.21	54.44
Santander Central Hispano Retail Banking	325.9	25.5	8.49	184.1	13.7	8.01	52.85	54.11
Banesto	151.0	22.4	17.42	106.7	5.7	5.59	50.98	54.76
Portugal	100.2	8.9	9.80	48.0	16.2	50.85	48.39	52.09
Consumer Financing in Europe	67.1	7.8	13.08	33.4	4.8	16.66	48.55	50.02
On-line Banking	(1.0)	(0.2)	(25.31)	(4.9)	1.2	19.45	—	—
Retail Banking Latin America	786.7	84.0	11.95	368.1	65.5	21.63	49.37	55.54
Asset Management & Private Banking	139.2	8.6	6.62	90.3	3.7	4.28	40.33	43.76
Global Wholesale Banking	170.8	15.9	10.24	112.3	24.1	27.39	35.97	39.77
Corporate Center	(174.2)	(0.5)	(0.27)	(267.5)	(132.5)	(98.13)	—	—
Total	**1,565.8**	**172.5**	**12.38**	**670.5**	**2.3**	**0.34**	**51.05**	**55.73**

	ROE (%)		NPL ratio (%)		NPL coverage (%)	
	31.03.02	31.03.01	31.03.02	31.03.01	31.03.02	31.03.01
European Retail Banking	19.22	17.55	1.47	1.44	146.16	146.08
Santander Central Hispano Retail Banking	20.60	19.44	1.21	0.86	143.38	164.94
Banesto	19.51	19.67	0.82	0.82	254.67	237.59
Portugal	15.99	10.49	2.32	3.27	114.36	108.99
Consumer Financing in Europe	21.91	19.46	3.06	2.85	118.49	122.73
On-line Banking	—	—	4.39	2.08	76.98	130.65
Retail Banking Latin America	29.29	25.34	3.20	4.19	151.61	118.15
Asset Management & Private Banking	68.08	86.09	0.12	0.11	—	—
Global Wholesale Banking	24.58	16.47	1.53	1.40	146.59	141.86
Total	**14.22**	**14.73**	**1.94**	**2.27**	**146.75**	**127.91**

	Number of branches		Number of employees	
	31.03.02	31.03.01	31.03.02	31.03.01
European Retail Banking	5,263	6,160	46,181	49,388
Santander Central Hispano Retail Banking	2,734	3,341	24,435	26,039
Banesto	1,694	2,010	10,571	11,802
Portugal	652	629	7,565	8,041
Consumer Financing in Europe	181	178	2,907	2,813
On-line Banking	2	2	703	693
Retail Banking Latin America	4,293	4,328	56,757	67,683
Asset Management & Private Banking	226	239	6,706	7,534
Global Wholesale Banking	40	48	2,689	2,965
Corporate Center	—	—	317	409
Total	**9,822**	**10,775**	**112,650**	**127,979**

European Retail Banking

Income statement. January - March Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Net interest revenue	**1,084.9**	**1,029.9**	**55.0**	**5.34**
Net fees and commissions	439.9	445.1	(5.2)	(1.16)
Basic revenue	**1,524.8**	**1,474.9**	**49.8**	**3.38**
Trading gains	34.3	30.9	3.4	11.03
Net operating revenue	**1,559.1**	**1,505.9**	**53.2**	**3.53**
Personnel and general expenses	(814.0)	(819.8)	5.8	(0.71)
a) Personnel expenses	(575.1)	(581.3)	6.2	(1.07)
b) General expenses	(238.9)	(238.4)	(0.5)	0.19
Depreciation	(94.2)	(89.0)	(5.2)	5.86
Other operating costs	(7.6)	(18.2)	10.6	(58.33)
Net operating income	**643.3**	**578.9**	**64.4**	**11.13**
Income from equity - accounted holdings	11.0	13.9	(2.9)	(20.78)
Other income	(9.3)	(11.9)	2.6	(21.56)
Net provisions for loan - losses	(129.9)	(131.0)	1.2	(0.88)
Goodwill amortization	—	—	—	—
Income before taxes	**515.1**	**449.9**	**65.2**	**14.50**
Net consolidated income	**383.5**	**342.3**	**41.2**	**12.04**
Net attributable income	**367.3**	**325.9**	**41.4**	**12.71**
Balance sheet. March				
Loans	99,819.1	91,107.4	8,711.7	9.56
Government securities	3,527.7	4,252.9	(725.2)	(17.05)
Due from banks	19,029.1	20,800.8	(1,771.7)	(8.52)
Investment securities	7,537.5	5,533.7	2,003.8	36.21
Tangible and intangible assets	3,468.7	3,394.1	74.6	2.20
Other assets	7,540.5	6,723.9	816.6	12.14
Total Assets / Liabilities	**140,922.6**	**131,812.8**	**9,109.8**	**6.91**
Customer deposits	88,157.3	79,990.5	8,166.8	10.21
Debt securities	7,428.9	5,887.4	1,541.5	26.18
Subordinated debt	1,179.3	1,208.2	(28.9)	(2.39)
Due to banks	25,063.7	27,097.4	(2,033.7)	(7.51)
Other liabilities	11,096.3	10,174.6	921.7	9.06
Capital assigned	7,997.1	7,454.7	542.4	7.28
Other managed funds (off - balance sheet)	**52,682.8**	**51,943.8**	**739.0**	**1.42**
Mutual funds	46,523.4	46,682.6	(159.2)	(0.34)
Pension funds	5,832.4	5,035.5	796.9	15.83
Managed portfolios	327.0	225.7	101.3	44.88
Customer funds	**149,448.3**	**139,029.9**	**10,418.4**	**7.49**
Total managed funds	**193,605.4**	**183,756.6**	**9,848.8**	**5.36**

European Retail Banking

European Retail Banking comprises:

- Santander Central Hispano Retail Banking, which includes the Santander Central Hispano network and the Sistemas 4B and Diners subsidiaries.
- Banesto
- Retail Banking Portugal
- Consumer Financing in Europe, which includes HBF Banco Financiero, CC-Bank and Finconsumo. AKB is not yet consolidated, as the purchase has not yet gone through.
- On-line Banking.

Retail Banking Europe, a strategic area within the Santander Central Hispano Group, generates 34% of the Group's total income, 50% of funds and 59% of loans.

At the end of the first quarter, the area had 5,263 branches and 46,181 employees (direct and assigned).

Income statement

Income before taxes increased 14.5% to EUR 515.1 million. The main factors at play were the positive business performance and reduced operating costs.

Net interest revenue was 5.3% higher at EUR 1,084.9 million. Net fee income and commissions fell 1.2% to EUR 439.9 million. This slight reduction was largely concentrated in Santander Central Hispano Retail Banking and in the weak performance of the remaining areas, except for Consumer Financing in Europe, whose net commissions increased 11.9%. Trading gains rose 11.0%, although their relative share of net operating revenue, which increased 3.5% to EUR 1,559.1 million, is small.

One of the most noteworthy features of European Retail Banking is containment of operating expenses, which were 0.7% lower than in the first quarter of 2001. Specifically, personnel and general expense declined 1.1% and other expenses only rose 0.2%. This performance was particularly positive in Santander Central Hispano Retail Banking, Banesto and especially Retail Banking Portugal, which declined 7.2% over the 2001 first quarter. Only European Consumer Financing, a growing activity, and On-line Banking increased their costs in relation to the 2001 period. As a result, the efficiency ratio improved by 223 basis points from 54.4% to 52.2%.

Higher recurrent revenues and cost containment pushed up net operating income by 11.1% to EUR 643.3 million.

There were no significant movements in the lower part of the income statement when compared with the first quarter of 2001. Income before taxes grew 14.5% to EUR 515.1 million. Deducting minority interests and corporate taxes, net attributable income was 12.7% higher at EUR 367.3 million (the difference with income before taxes is chiefly due to Banesto's higher tax burden in 2002). ROE reached 19.22% (17.55% in the first quarter of 2001).

Santander Central Hispano Retail Banking

Income statement. January - March Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Net interest revenue	**531.4**	**505.6**	**25.8**	**5.11**
Net fees and commissions	261.8	267.6	(5.8)	(2.16)
Basic revenue	**793.2**	**773.2**	**20.0**	**2.59**
Trading gains	9.2	14.1	(4.9)	(34.55)
Net operating revenue	**802.4**	**787.3**	**15.2**	**1.93**
Personnel and general expenses	(424.1)	(426.0)	1.9	(0.45)
a) Personnel expenses	(323.8)	(322.7)	(1.2)	0.36
b) General expenses	(100.2)	(103.3)	3.1	(2.98)
Depreciation	(46.9)	(46.7)	(0.2)	0.44
Other operating costs	(5.5)	(14.1)	8.6	(60.92)
Net operating income	**325.9**	**300.4**	**25.5**	**8.49**
Income from equity - accounted holdings	—	—	—	—
Other income	1.6	4.8	(3.2)	(67.34)
Net provisions for loan - losses	(71.6)	(68.2)	(3.5)	5.06
Goodwill amortization	—	—	—	—
Income before taxes	**255.9**	**237.0**	**18.8**	**7.95**
Net consolidated income	**184.2**	**170.6**	**13.6**	**7.97**
Net attributable income	**184.1**	**170.5**	**13.7**	**8.01**

Balance sheet. March	2002	2001	Amount	(%)
Loans	47,865.7	45,380.0	2,485.7	5.48
Government securities	—	—	—	—
Due from banks	101.5	2.3	99.2	4,313.04
Investment securities	1.3	0.8	0.5	62.50
Tangible and intangible assets	1,932.9	1,899.8	33.1	1.74
Other assets	1,235.0	907.3	327.7	36.12
Total Assets / Liabilities	**51,136.4**	**48,190.2**	**2,946.2**	**6.11**
Customer deposits	42,735.4	39,218.9	3,516.5	8.97
Debt securities	810.6	1,751.1	(940.5)	(53.71)
Subordinated debt (assigned)	—	—	—	—
Due to banks	713.7	770.5	(56.8)	(7.37)
Other liabilities	3,208.8	2,889.9	318.9	11.03
Capital assigned	3,667.9	3,559.8	108.1	3.04
Other managed funds (off - balance sheet)	**38,410.5**	**39,772.7**	**(1,362.2)**	**(3.42)**
Mutual funds	34,376.9	36,364.7	(1,987.8)	(5.47)
Pension funds	4,033.6	3,408.0	625.6	18.36
Managed portfolios	—	—	—	—
Customer funds	**81,956.5**	**80,742.7**	**1,213.8**	**1.50**
Total managed funds	**89,546.9**	**87,962.9**	**1,584.0**	**1.80**

Efficiency ratio
Santander Central Hispano Retail Banking
%


54.11
52.85
-126 b.p.
Jan.-Mar. 2001
Jan.-Mar. 2002

Net attributable income
Santander Central Hispano Retail Banking
Euro MM.


170.5
184.1
+8.0%
Jan.-Mar. 2001
Jan.-Mar. 2002

Santander Central Hispano Retail Banking

This area's activity took place, during the first quarter of 2002, against a background of a combination of the continued effects of an economic slowdown and expectations of a recovery in the medium term, probably this year; lower interest rates in January, followed by rises which brought the increase for maturities of one year and more to over half a point, discounting the more than likely upswing shown in some Spanish and international indicators.

In this environment, Santander Central Hispano conducted its activities through a retail network in Spain of 2,734 branches, 4,681 collaborating agents mainly in rural areas, 4,159 financial agents in urban areas and 4,574 ATMs. The Group also has banks that operate through very advanced telephone, electronic and Internet systems. This whole network helps the more than 8.5 million customers to develop their businesses, attain the maximum return on their savings and launch new projects as well as make service quality, personalized treatment and integrated and global management its priority strategies.

Income statement and balance sheet

The priority objectives of a market leader with a universal banking mission are a business drive, which through sustained growth in activity enables us to gain market share; improved spreads stimulated by upward interest rates; greater efficiency in commissions for services provided to customers; tight cost control and lending quality. Right from the start of the year, these objectives are being confirmed: net interest revenue rose 5.1%, net operating income was up 8.5% and net attributable income increased 8.0%.

Factors at play here are the still moderate but sustained year-on-year growth of 5.5% in lending, 9.0% in deposits, 2.8% in mutual funds and 18.4% in pension plans. A particularly strong contribution came from the successful placement of the "Supersatisfacción" Deposit, which with EUR 3,000 million in time deposits and another similar amount in institutional mutual funds was the main development of the sector during the first quarter. The balance was 5.5% lower than in March 2001 excluding the institutional fund arising from the "Supersatisfacción" Deposit.

Customer spreads were also defended at a time of low interest rates, with Euribor falling by 1.45 points, as they only dropped 0.10 points, as a result of efficient management of lending and deposit rates and of the business structure.

Loans
Santander Central Hispano Retail Banking
Euro billion


45.4
47.9
+5.5%
March 2001
March 2002

Customer deposits
Santander Central Hispano Retail Banking
Euro billion


39.2
42.7
+9.0%
March 2001
March 2002

Commissions for services (-2.2%) continued to be heavily influenced by those from mutual and pension funds (-4.7%) and securities (-13.4%), although the first signs of a change of trend are seen in a slower pace of the decline.

The cost containment policies implemented over the last few years are bearing fruit. The reduction in the first quarter over the same period of 2001 was 0.5%, producing an improvement of 126 basis points in the efficiency ratio to 52.8% from 54.1% in the first quarter of 2001.

Business activity

With completion of the integration of retail networks and assignment of customers to branches and specialized account managers, activity focused on strengthening our business presence in the market through installing the Da Vinci business management model in all branches. Its objectives are to forge closer links with customers, systemize business actions, standardize the branch network and the spaces for each activity, provide products and services tailored to needs, operate with quality and, in short, establish a single franchise.

There are currently more than 3,000 specialized account managers, both for companies and businesses as well as institutional banking and financial advisors for personal and private banking. This collective, together with branch managers and deputy managers, accounts for 49% of total employees and is the vanguard of Santander Central Hispano's business force. All are grouped into 2,564 universal branches for all types of customers, 173 branches specialized in companies and institutions, 62 special offices in shopping centers and 31 branches in universities, the latter reinforcing the Group's commitment to young people and to supporting education and the dissemination of the very culture of this environment.

The commitment to adapt the branch network remains firm. During the first quarter, there were further closures and transfers among the Group's networks (367 branches were closed until April). This is essentially the network in Spain, and in the future the only adjustments will arise from possible overlapping and the opening of branches in expanding markets and tourist, industrial or business zones.

The integrated customer attention that is part of customer relation banking is configured through a large branch network, new and very advanced electronic channels and state-of-the art research, analysis and design tools based on Customer Relationship Management (CRM) techniques and customer segmentation.

Individual customers

In the capturing of funds, activity centers on taking advantage of the big interest generated by the "Supersatisfacción" Deposit in order to replace mixed guaranteed funds on their maturity, which produce paltry returns for customers and the Bank, with this deposit that provides higher returns for both. Product innovation also gained significance with the marketing of the Best Dollars Deposit of S&P 500, the first two-year foreign currency time deposit which guarantees the capital and offers the best return of the following two options: 4% nominal a year fixed or 30% of the average increase in the S&P 500.

In lending, activity focused on mortgages for individuals, which increased by more than 16% year-on-year. Santander Central Hispano also participated in the government-sponsored housing program auction, anticipating our collaboration in the 2002-2005 Housing Plan of the Development Ministry.

Companies

The priority objectives in the sphere of companies, after the adjustments and closures of branches, are to step up activity (in order to gain market share) and improve sptreads by taking advantage of the trend shown in higher market interest rates. A global banking relation continued to be developed with companies, largely supported by those products and services that generate the highest value added, both for customers and the Bank. All of this was carried out within the framework of the Da Vinci business management model, which is being installed for this customer segment and the specialized network that tends to it.

Of note among the lending products were commercial paper, factoring and confirming, as a support for collecting payments, making payments and financing short-term working capital. And also leasing and renting, for financing long-term fixed assets, together with subsidized lines (ICO-SMEs, ICO-CDTI and ICO-Abroad). In borrowed funds, particularly noteworthy was the capturing of deposits, mutual funds and pension plans, all of which contributed to the general objective in the whole business network of placing the "Supersatisfacción" Deposit.

The specialization of our network of companies, as well as the network of subsidiary banks and branches in other countries, in products and services related to international business enables us to directly support our clients in international markets, and also provide them with new hedging instruments to cover interest rate and exchange rate risk.

Institutions

The main feature of Institutional Banking in the first quarter was the strong impetus given to business management, as well as the launch of specific asset management products both for public and private institutions.

As regards public institutions, and within the collaboration agreement with the Spanish Federation of Municipalities and Provinces (FEMP), a mutual fund "tailor made for town halls" was launched to cover the investment needs arising from the excess treasury of local governments: short-term FEMP FIMS. In private institutions, the Santander NGO fund continued to be sold, which maximizes the treasury surpluses of these organizations. Also of note was our participation in the "Together for Africa" campaign carried out by the Red Cross, Intermón and Médicos sin Fronteras, facilitating the collection of peseta coins in the transition to the Euro, which amounted to around EUR 180 million.

An expert system was developed in the risk area to obtain, on the basis of the budgets and budgetary outcome of local governments, a credit worthiness evaluation. The experience accumulated in Institutional Banking represents a significant advance in the credit decisions of a banking area which, because of its features, requires specialized treatment. In tax collection, new payment systems via Internet continued to be developed for the different local governments.

Mortgages

Mortgage Business underwent adjustments and growth picked up as the quarter advanced. March's figures were on a par with the best months of 2001, probably anticipating a second quarter of clear growth expectations.

Banesto

Income statement. January - March Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Net interest revenue	**250.1**	**232.9**	**17.2**	**7.38**
Net fees and commissions	106.8	104.1	2.6	2.53
Basic revenue	**356.9**	**337.1**	**19.8**	**5.88**
Trading gains	13.4	10.1	3.3	33.18
Net operating revenue	**370.3**	**347.1**	**23.2**	**6.67**
Personnel and general expenses	(188.8)	(190.1)	1.3	(0.69)
a) Personnel expenses	(140.3)	(141.9)	1.6	(1.12)
b) General expenses	(48.5)	(48.2)	(0.3)	0.56
Depreciation	(24.8)	(21.6)	(3.2)	14.58
Other operating costs	(5.7)	(6.8)	1.1	(15.88)
Net operating income	**151.0**	**128.6**	**22.4**	**17.42**
Income from equity - accounted holdings	9.5	14.3	(4.8)	(33.56)
Other income	11.6	2.7	8.8	320.63
Net provisions for loan - losses	(28.4)	(21.4)	(7.0)	32.53
Goodwill amortization	—	—	—	—
Income before taxes	**143.7**	**124.3**	**19.4**	**15.64**
Net consolidated income	**110.7**	**104.9**	**5.8**	**5.55**
Net attributable income	**106.7**	**101.1**	**5.7**	**5.59**

Balance sheet. March				
Loans	24,210.3	21,079.5	3,130.8	14.85
Government securities	3,527.6	4,252.8	(725.2)	(17.05)
Due from banks	6,609.7	11,910.7	(5,301.0)	(44.51)
Investment securities	5,172.5	4,180.3	992.2	23.74
Tangible and intangible assets	921.9	912.3	9.6	1.05
Other assets	4,242.1	3,567.4	674.7	18.91
Total Assets / Liabilities	**44,684.1**	**45,903.0**	**(1,218.9)**	**(2.66)**
Customer deposits	24,491.1	22,926.9	1,564.2	6.82
Debt securities	2,524.6	1,143.5	1,381.1	120.78
Subordinated debt	703.8	697.1	6.7	0.96
Due to banks	9,233.1	14,010.6	(4,777.5)	(34.10)
Other liabilities	5,382.5	4,975.2	407.3	8.19
Group capital and reserves	2,349.0	2,149.7	199.3	9.27
Other managed funds (off - balance sheet)	**10,002.0**	**8,977.8**	**1,024.2**	**11.41**
Mutual funds	8,733.3	7,838.1	895.2	11.42
Pension funds	1,073.8	1,017.5	56.3	5.53
Managed portfolios	194.9	122.2	72.7	59.49
Customer funds	**37,721.5**	**33,745.3**	**3,976.2**	**11.78**
Total managed funds	**54,686.1**	**54,880.8**	**(194.7)**	**(0.35)**

Banesto

During the first quarter the Banesto Group performed in line with the targets set for the year, continuing to increase the volume of business and improve results. Income before taxes rose 17.7% to EUR 148.6 million, the efficiency ratio improved to 49.7% and the ROE stood at 19.8%.

As in the other areas, Banesto's income statements for the first quarter of 2002, and the same period of 2001, were redrawn in accordance with the new criteria set out on page 28 of this report. As a result, there are some not very significant differences regarding the figures published by the Banesto Group, mainly in net interest revenue, costs and income. After these adjustments, income before taxes rose 15.6%, the efficiency ratio improved to 51.0% and ROE stood at 19.5%.

Lending rose 14.9% and customer funds increased 11.9%. The strengthening of credit risk quality remained a priority. Thus, the NPL ratio remained at 0.82% and NPL coverage was 254.7% (237.6% in March 2001).

As of March 31, 2002, the Banesto Group has 1,694 branches and 10,571 employees.

Income statement and balance sheet

Income before taxes was EUR 143.7 million, 15.6% higher than in the first quarter of 2001. The main factors behind this growth were continued control of operating expenses and adequate management of spreads.

Net interest revenue was EUR 250.1 million, 7.4% higher than a year earlier. Net fees and commissions increased 2.5% to EUR 106.8 million. Excluding mutual and pension funds, which dropped 2.1% despite the 11.4% growth in managed funds, growth was 5.2%.

Trading gains grew 33.2% to EUR 13.4 million. Net operating revenue was up 6.7% at EUR 370.3 million.

Efficiency ratio
Banesto
%


54.76
50.98
-378 b.p.
Jan.-Mar. 2001
Jan.-Mar. 2002

Income before taxes
Banesto
Euro MM.


143.7
124.3
+15.6%
Jan.-Mar. 2001
Jan.-Mar. 2002

Within operating costs, personnel and general expenses declined 1.1%, contributing to a further improvement in the efficiency ratio to 51.0% from 54.8% in March 2001. The greater volume of recurrent revenues and containment of costs produced growth of 17.4% in net operating income to EUR 151.0 million.

Income from equity-accounted holdings amounted to EUR 9.5 million, down from EUR 14.3 million in the first quarter of 2001. Excluding the impact of dividends paid by companies that consolidate under this method, income increased 3.4%.

Net loan loss provisions were 32.5% higher at EUR 28.4 million. The allocation to meet Bank of Spain requirements for statistical coverage of loan-losses was EUR 25.2 million (EUR 25.7 million in the first quarter of 2001). Banesto has already accumulated in this allowance EUR 170.0 million.

Income before taxes increased 15.6% to EUR 143.7 million. Deducting minority interests and corporate tax, which rose 70.1% due to the expiry of the tax credit which existed in previous years, net attributable income was 5.6% higher at EUR 106.7 million.

Total assets amounted to EUR 44,684 million, a little below the figure of a year earlier. Banesto Group lending increased 14.9% to EUR 24,210 million, with 23.6% growth in mortgages. The NPL ratio stood at 0.82% at March 31, 2002 and NPL coverage increased to 254.7% from 237.6% a year earlier. On-balance sheet customer funds grew 11.9%. Including off-balance sheet mutual and pension funds and managed portfolios, total managed funds increased 11.8% to EUR 37,721 million.

Main developments

- As part of the Group network optimization objectives, 36 branches were closed and business transferred to the nearest Santander Central Hispano branch.
- At March 27, 2002 a 15-year EUR 1,000 million issue of mortgage bonds had been fully placed.

Net loans
Banesto
Euro billion


24.2
21.1
+14.9%
March
2001
March
2002

Customer funds
Banesto
Euro billion


37.7
33.7
+11.8%
March
2001
March
2002

Portugal

Income statement. January - March Euro MM.	2002	2001	Retail Banking Variation 2002/2001 Amount	(%)	2002	2001	Total Portugal (*) Variation 2002/2001 Amount	(%)
Net interest revenue	**173.9**	**172.3**	**1.5**	**0.90**	**174.3**	**172.1**	**2.2**	**1.26**
Net fees and commissions	41.9	40.9	1.0	2.53	50.3	49.0	1.3	2.60
Basic revenue	**215.8**	**213.2**	**2.6**	**1.21**	**224.6**	**221.1**	**3.4**	**1.55**
Trading gains	3.7	6.4	(2.7)	(42.05)	10.0	8.8	1.2	13.95
Net operating revenue	**219.5**	**219.6**	**(0.1)**	**(0.05)**	**234.6**	**229.9**	**4.7**	**2.03**
Personnel and general expenses	(106.2)	(114.4)	8.2	(7.15)	(110.1)	(118.6)	8.5	(7.15)
a) Personnel expenses	(66.3)	(75.3)	9.0	(12.00)	(69.0)	(78.2)	9.2	(11.81)
b) General expenses	(40.0)	(39.1)	(0.9)	2.19	(41.1)	(40.4)	(0.8)	1.89
Depreciation	(12.7)	(13.6)	0.9	(6.51)	(13.1)	(13.9)	0.9	(6.27)
Other operating costs	(0.4)	(0.4)	(0.0)	0.96	(0.4)	(0.4)	0.0	(2.35)
Net operating income	**100.2**	**91.3**	**8.9**	**9.80**	**111.0**	**97.0**	**14.0**	**14.44**
Income from equity - accounted holdings	0.6	(0.5)	1.1	—	1.2	(0.5)	1.7	—
Other income	(21.0)	(13.5)	(7.5)	55.70	(22.0)	(12.1)	(9.9)	81.13
Net provisions for loan - losses	(3.4)	(22.5)	19.0	(84.66)	(3.1)	(20.3)	17.2	(84.59)
Goodwill amortization	—	—	—	—	—	—	—	—
Income before taxes	**76.4**	**54.9**	**21.6**	**39.29**	**87.1**	**64.1**	**23.0**	**35.94**
Net consolidated income	**59.2**	**44.1**	**15.2**	**34.44**	**67.8**	**51.4**	**16.3**	**31.74**
Net attributable income	**48.0**	**31.8**	**16.2**	**50.85**	**56.5**	**39.1**	**17.4**	**44.40**

(*) Includes Retail Banking, Asset Management and Global Wholesale Banking.

Portugal

Portugal is one of the management pillars of the Santander Central Hispano Group. The Totta Group's activity revolves around:

- Completing the installation of a single technological platform for the three retail banks.
- Relaunching the business of the networks acquired.
- Improving the basic ratios of activity, efficiency and profitability.

This strategy is reflected in a gain in market share in key products, an improvement of 4.7 percentage points in efficiency, which is already 46.9%, and higher than envisaged net attributable income.

As regards keeping the three independent brands, the specialization and features of the three banks means that the Santander Central Hispano Group has almost no overlapping of customers among its banks, while enjoying a high brand recognition in different segments (Santander in high income, Predial in mortgages and Totta in retail).

As a result, we are the fourth largest banking Group in Portugal by assets and the third in terms of income, as well as comfortably heading the ranking of foreign banks in both items.

This strong position clearly underscores the Group's decisive bid for the Portuguese market. During the first quarter the Group progressed towards a better understanding between the Portuguese and Spanish speaking communities by adopting Portuguese as its official language throughout the world along with Spanish. This underpins the Group's leadership in the Iberian market, with a market share of 18% in on-balance sheet funds, 15% in loans and 25% in mutual funds.

The Totta Group's net attributable income rose 44.4% to EUR 56.5 million and ROE stood at 17.0%. Of this amount, 85% (EUR 48 million) corresponds to retail banking, which increased 50.8% over the first quarter of 2001.

The efficiency ratio was 48.4%, 3.7 percentage points better than in the first quarter of 2001 the result of growth in net operating revenue and cost reduction (-7.2%).

The Group's activity in Portugal continued to be focused on retail banking, both through the capturing of funds (and migration of customers with low spreads to funds, insurance and structured products), as well as mortgages. The volume of business grew 14.2%, both funds as well as loans.

Several structured products were launched including some whose performance is linked to indices, shares and inflation. A total of EUR 97 million of capitalization insurance (with a maturity of eight years) was placed. A significant effort also continued to be made in selling mutual funds, reaching a market share of 13.7% (+330 basis points in the last 12 months).

The volume of new mortgages continued to be higher than that corresponding to our natural market share. In 2001, our share of new mortgages was 16%, reflecting the promotion campaigns and products launched, and raising our share in portfolio by 0.6 percentage points to 11.3%.

As a result of the launch of a new, more specialized and company-focused plan, business with companies whose turnover is more than EUR 2.5 million has been taken out of the network of individual customers and will be managed individually.

The broker-dealer reached a market share of 14.0%, 317 basis points more than in March 2001. Managed funds increased 42.1% over the first quarter of 2001, lifting the market share to 14.9% (11.2% in March 2001). In Wholesale Banking a series of operations were closed with a view to restructuring the equity stakes of the Sonae Group.

Portugal

Business highlights

Euro MM.	31.03.2002	31.03.2001	Variation 2002/2001 Amount	(%)
Loans	19,556.8	17,028.8	2,528.0	14.85
Customer deposits	14,879.0	13,670.3	1,208.7	8.84
Mutual funds	3,275.8	2,317.8	958.0	41.33
Pension funds	714.4	600.6	113.8	18.96

Consumer Financing in Europe

Income statement. January - March Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Net interest revenue	**119.5**	**107.8**	**11.7**	**10.81**
Net fees and commissions	18.7	16.8	2.0	11.86
Basic revenue	**138.2**	**124.6**	**13.6**	**10.95**
Trading gains	0.1	0.3	(0.2)	(60.57)
Net operating revenue	**138.3**	**124.9**	**13.5**	**10.79**
Personnel and general expenses	(67.2)	(62.5)	(4.7)	7.53
a) Personnel expenses	(35.2)	(32.6)	(2.6)	7.86
b) General expenses	(32.0)	(29.8)	(2.1)	7.18
Depreciation	(8.4)	(6.4)	(2.0)	31.37
Other operating costs	4.3	3.3	1.0	29.95
Net operating income	**67.1**	**59.3**	**7.8**	**13.08**
Net provisions for loan - losses	(22.1)	(15.3)	(6.8)	44.39
Other income	(0.7)	(5.9)	5.2	(87.99)
Income before taxes	**44.3**	**38.1**	**6.2**	**16.22**
Net consolidated income	**34.5**	**28.8**	**5.6**	**19.53**
Net attributable income	**33.4**	**28.6**	**4.8**	**16.66**

Consumer Financing in Europe

As a result of the Group's desire to strengthen and diversify business in Europe, Santander Central Hispano continued to boost its position in consumer financing, a business with high growth potential, both in Germany, through the agreement to purchase AKB, which dovetails perfectly in this country with the Group's bank, CC-Bank, as well as in Italy, through Finconsumo, jointly owned with Sanpaolo IMI, an entity with whom we have an excellent relation and a 5.5% stake. These two finance companies, together with HBF Banco Financiero in Spain, comprise a consumer financing platform which is present in eight countries and has substantial revenue growth potential. Because of this, the Group has set very ambitious strategic objectives for 2002 in Consumer Financing in Europe:

- Use AKB, already present in Poland, as the platform to step up our presence in East European markets.
- Coordinate treasury activity and securitization policies in order to produce cost savings through optimization of funds and economies of scale.
- Develop the second hand vehicles market in Hispamer.
- Cooperate with other entities in order to build up a pan-European consumer financing franchise.

The first quarter results of Consumer Financing in Europe do not reflect the Division's potential as they do not include AKB, which has not yet been formally integrated into the Group. It will not be consolidated until the second half of the year. With this in mind, of note was the good performance of the upper part of the income statement, especially the 11.9% growth in net fees and commissions, which together with net interest revenue (+10.8%) enabled basic revenue to be 11.0% higher than in the first quarter of 2001. In addition, the greater control of operating costs contributed to a rise of 13.1% in net operating income and 16.7% in net attributable income. The efficiency ratio improved 1.5 percentage points from 50.0% to 48.5%. The target, once AKB is consolidated, is 40%.

• **Spain**

HBF Banco Financiero, which incorporates Hispamer, Bansafina and UCI, generated net attributable income of EUR 22.6 million, 6.2% more than in the first quarter of 2001. ROE reached 22.1% and ROA was 1.45% (1.15% in March 2001). Net interest revenue grew 3.0%. Operating costs were 10.0% lower, improving the efficiency ratio by 4.4 percentage points to 39.3%. The main factors at play were the stronger activity in auto financing, with a rise of almost one point in its penetration level, as the volume of financing was almost the same as in the first quarter of 2001 and the volume of new car sales in Spain dropped by around 11.4%. New consumer financing was similar to the 2001 period even though the market was sluggish. Of note here was 5 million credit cards in circulation at March 31.

In mortgages where HBF continued its strong business drive through agents, Hispamer's growth was 23%, consolidating it in second place after UCI, which remained the clear leader in this sector (+25% over March 2001). In business with companies, however, HBF felt the market's slowdown in activity with SMEs, the focal points of its business, as the volume of new loans was 20% lower than in the first quarter of 2001.

• **Germany**

Net income rose 33.7% to EUR 10.2 million, equivalent to an ROE of 24.2%. Lending rose 11.3% to EUR 2,238 million and managed funds increased 21.9% to EUR 2,033 million.

In order to implement the agreements reached with the Werhahn Group in July 2001, under which Santander Central Hispano will acquire AKB Holding GmbH and its subsidiaries, the Extraordinary General Meeting of Santander Central Hispano shareholders held on February 9, 2002 agreed to increase the share capital and issue up to a maximum of 255,813,954 ordinary shares of EUR 0.5 nominal value each and at between EUR 3.80 and a maximum of EUR 12.

This operation will create the largest independent auto financing company in Germany, with a market share of 13%, the leading motorcycle financing entity in Europe and the largest in terms of number of associated dealerships. The agreement would also generate significant synergies in IT, central services and branch network areas and strengthen the Group's strategic position in Germany. Although sales of both new cars and private consumption in general stagnated in Germany, CC-Bank, and especially AKB, jointly achieved (proforma data as AKB is not yet consolidated into the Group) growth in new business of 18.0%, as well as expanding the customer base. Aggregate results for the first quarter were also higher than expectations (+18.8%). The subsidiaries recently created in Hungary and the Czech Republic continued to grow and contribute to Group income, modestly but on the rise.

• **Italy**

Finconsumo, jointly owned by CC-Bank and Sanpaolo IMI which has been operating as a bank since October 1, 2001, specializes in auto and consumer finance and has a market share of 4.3% in Italy.

In the first quarter, Finconsumo exceeded the objectives set for the main parameters. Of particular note was the 17.5% growth in new business and 10.4% in lending to EUR 868 million. Net attributable income was EUR 0.6 million in the first quarter of 2001.

On-line Banking

Income statement. January - March Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Net interest revenue	**9.9**	**11.2**	**(1.2)**	**(10.97)**
Net fees and commissions	10.7	15.7	(5.1)	(32.12)
Basic revenue	**20.6**	**26.9**	**(6.3)**	**(23.35)**
Trading gains	7.9	0.1	7.8	—
Net operating revenue	**28.5**	**27.0**	**1.5**	**5.55**
Personnel and general expenses	(27.7)	(26.8)	(0.9)	3.36
a) Personnel expenses	(9.5)	(8.8)	(0.6)	7.30
b) General expenses	(18.3)	(18.0)	(0.3)	1.42
Depreciation	(1.4)	(0.7)	(0.7)	111.76
Other operating costs	(0.3)	(0.2)	(0.1)	21.59
Net operating income	**(1.0)**	**(0.8)**	**(0.2)**	**(25.31)**
Net provisions for loan - losses	(4.3)	(3.7)	(0.7)	17.94
Other income	0.1	0.0	0.1	—
Income before taxes	**(5.2)**	**(4.4)**	**(0.8)**	**(17.31)**
Net consolidated income	**(5.1)**	**(6.1)**	**1.0**	**16.10**
Net attributable income	**(4.9)**	**(6.1)**	**1.2**	**19.45**

As in the other areas, the income statements of On-line Banking (Patagon Spain and Germany) for the first quarter of 2002, and the same period of 2001, were redrawn in accordance with the new criteria set out on page 28 of this report. As a result, there are some differences regarding the figures published by Patagon, mainly in net interest revenue, costs and net income.

In Spain, Patagon continued to improve its results. Losses fell sharply from EUR 6.0 million in March 2001 to EUR 596,000 which, together with the aforementioned adjustments, amounted to EUR 985,000. This improvement was the result of the increase in net operating revenue to EUR 9.0 million and a 4% reduction in costs.

Patagon captured more than 33,000 new customers in Spain in the first quarter, 50% more than the number captured in the same period of 2001. The total number of customers is 273,430. Total customer business grew by EUR 288 million, compared with EUR 197 million in the first quarter of 2001, to EUR 3,100 million (on- and off-balance sheet).

Progress was also made in the distribution strategy through low cost branches with the opening of offices in Valencia and Seville. The first office under a franchise regime was also opened in Tudela. Under this pilot scheme, the company is evaluating the possibility of developing a distribution model based on variable costs and focused on towns with populations of around 50,000.

Patagon reaffirmed its commitment to quality during the first quarter and was the first on-line bank to obtain the AENOR certificate of "Good e-commerce business practices", created to cover the specific features of the Internet environment. The company was also awarded several prizes such as "Best On-line Financial Service" by the magazine Inversión.

Patagon's performance in Germany was also very positive. The number of customers is now more than 153,000, an increase of 23,000 since the beginning of 2002. Managed funds rose 11.2% to EUR 1,880 million (+EUR 190 million). The on-line broker continued to grow linearly despite the sluggish market, almost doubling trading volumes since December 2001.

Retail Banking Latin America

Latin America

Income statement. January - March Euro MM.	Total Latin America (*) 2002	(%)	Retail Banking 2002	(%)	Total Latin America (*) Excluding Argentina 2002	(%)	Retail Banking Excluding Argentina 2002	(%)
Net interest revenue	**1,328.2**	**(5.89)**	**1,309.0**	**(6.30)**	**1,227.4**	**(0.94)**	**1,211.7**	**(1.53)**
Net fees and commissions	514.4	(11.61)	360.1	(10.53)	454.6	3.43	318.3	(0.41)
Basic revenue	**1,842.6**	**(7.56)**	**1,669.1**	**(7.24)**	**1,682.0**	**0.20**	**1,530.0**	**(1.30)**
Trading gains	209.7	78.22	192.3	64.05	199.3	90.77	193.4	94.24
Net operating revenue	**2,052.3**	**(2.78)**	**1,861.4**	**(2.88)**	**1,881.3**	**5.51**	**1,723.4**	**4.47**
Personnel and general expenses	(984.1)	(13.96)	(918.9)	(13.68)	(909.5)	(9.20)	(855.6)	(9.93)
a) Personnel expenses	(556.0)	(14.05)	(514.5)	(13.19)	(516.2)	(7.94)	(482.3)	(8.27)
b) General expenses	(428.1)	(13.84)	(404.4)	(14.29)	(393.3)	(10.81)	(373.3)	(11.99)
Depreciation	(102.1)	(12.48)	(98.8)	(6.28)	(92.1)	(2.24)	(89.8)	4.42
Other operating costs	(57.3)	29.10	(57.1)	29.45	(52.2)	38.43	(51.9)	38.92
Net operating income	**908.8**	**12.72**	**786.7**	**11.95**	**827.6**	**27.41**	**726.1**	**25.98**
Income from equity - accounted holdings	9.2	(43.72)	(0.3)	83.82	9.2	(50.11)	(0.3)	51.88
Other income	74.4	—	95.5	—	(52.3)	(48.23)	(51.8)	(47.55)
Net provisions for loan - losses	(429.2)	194.48	(426.9)	191.53	(221.3)	86.65	(219.0)	82.60
Goodwill amortization	—	—	—	—	—	—	—	—
Income before taxes	**563.1**	**(1.74)**	**454.9**	**0.45**	**563.1**	**25.62**	**454.9**	**27.44**
Net consolidated income	**463.8**	**(1.91)**	**386.5**	**0.33**	**463.8**	**17.43**	**386.5**	**18.58**
Net attributable income	**443.8**	**20.56**	**368.1**	**21.63**	**443.8**	**42.40**	**368.1**	**45.38**

(*) Includes Retail Banking, Asset Management and Private Banking and Global Wholesale Banking.

Balance sheet. March Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Loans	48,184.3	54,210.9	(6,026.6)	(11.12)
Due from banks	26,816.8	11,316.7	15,500.1	136.97
Investment securities	34,558.9	33,462.5	1,096.4	3.28
Tangible and intangible assets	2,582.7	2,899.0	(316.3)	(10.91)
Other assets	18,140.4	14,312.3	3,828.1	26.75
Total Assets / Liabilities	**130,283.1**	**116,201.4**	**14,081.7**	**12.12**
Customer deposits	53,808.5	60,504.8	(6,696.3)	(11.07)
Debt securities	11,567.9	8,865.6	2,702.3	30.48
Subordinated debt	773.7	788.8	(15.1)	(1.91)
Due to banks	44,149.8	26,790.9	17,358.9	64.79
Other liabilities	14,617.8	14,545.2	72.6	0.50
Capital assigned and reserves	5,365.4	4,706.1	659.3	14.01
Other managed funds (off - balance sheet)	**32,462.5**	**31,147.2**	**1,315.3**	**4.22**
Mutual funds	16,200.6	13,008.9	3,191.7	24.53
Pension funds	12,171.9	14,075.7	(1,903.8)	(13.53)
Managed portfolios	4,090.0	4,062.6	27.4	0.67
Customer funds	**98,612.6**	**101,306.4**	**(2,693.8)**	**(2.66)**
Total managed funds	**162,745.6**	**147,348.6**	**15,397.0**	**10.45**

Latin America (including Retail Banking, Asset Management and Private Banking and Global Wholesale Banking)

Latin America faced in 2002 a relatively complex economic panorama. The estimate for the region's overall GDP growth is around 1%, or a little less, largely because of the impact of Argentina's recession. The situation in that country is uncertain and, until it is resolved, the Group will take it into account when developing its strategy for Argentina, which will be guided by very conservative criteria and maximum caution.

Although the economic outlook is far from positive, the Santander Central Hispano Group faces 2002 in a strong position. Over the last few years, and especially since the merger in 1999 of the Santander and Central Hispano Groups, the Group's strategy in Latin America has been guided by building up the leading financial services franchise in the region, under the Project Latin America One. The high degree of diversification (by countries, businesses, products...), the quality and strength of its balance sheet, the extensive presence and, above all, the large customer base – 14 million clients in the banks and another 3.1 million in the pension fund management companies – enable the Group to begin Project Latin America Two in 2002 on a strong footing. The objective now is not to continue constructing the franchise but to consolidate it as the best, doing so under criteria of value creation in all countries and activities (profitability, efficiency, recurrent revenues and market share are the key drivers), and through the following strategic pillars:

1) Profitable growth in market share. Between December 1998 and December 2001, the Group lifted its share of business (weighing of the shares in lending, deposits, mutual and pension funds) in Latin America from 7% to a little over 10%, through new acquisitions and natural growth. The Group has attained a customer base and a critical mass in the main countries sufficient to put into effect a strategy of profitable growth in market share, combining profitability and size.

2) Selective growth, both by product lines and, above all, by countries. In this sense, growth will be determined from matrix analysis both of the country's strategic importance as well as the profitability of each business. The combination of the two pillars is leading the Group to concentrate during 2002 especially on business growth in Brazil, Mexico, Chile and Puerto Rico, four key countries in the region whose economies are performing better than the region as a whole. The aggregate of these countries performed very positively during the first quarter.

3) Emphasis on recurrent growth and earnings, with a drive in customer-focused banking. The gains made over the last few years in segmenting the customer base and strengthening products of regional critical mass, such as cards, transactional banking, foreign trade, mutual funds and bancassurance, should spur growth in both net interest revenue and especially fees and commissions. Greater customer fidelity (increased number of products per client) has become the priority objective in retail banking.

4) Active asset and liability management, with criteria clearly focused on maximizing balance sheet profitability, improving its structure and, in short, on net interest revenue growth, combining customer business – the pillar of activity – with market businesses, also concentrated on the range of customer services. The Group has attached particular importance to strengthening equity and liquidity levels in its Latin American banks.

5) Taking maximum advantage of technology, which will increase the computerization of processes, raise its contribution to business development and, in short, improve efficiency. The Group is creating in Latin America a common technological platform (Altair). In 2001, the platform was established in five of the main banks, during 2002 the banks in Mexico and Puerto Rico will be incorporated and Brazil in 2003.

6) A continued medium-low risk profile (both of credit and markets), so that the Group's banks maintain NPL ratios and NPL coverage levels that compare well with those of their peer group in each country. At the consolidated level, and excluding Argentina, the Group continues to improve its credit quality indicators in Latin America, with a NPL ratio of 3.2% in the first quarter of 2002 (4.2% a year earlier) and NPL coverage of 154% (122% in the first quarter of 2001). As regards market risk, the average daily VaR during the first quarter was only US$ 11.1 million.

7) Maximum attention to the quality of management (executives and staff) and to service quality, as both are key factors for the successful consolidation of the best regional franchise.

These strategic pillars have been shaped into targets for improving ROE, efficiency and the degree of recurrence (fees and commissions/operating costs) with a clear differentiation by countries. The performance of earnings and of these indicators during the first quarter was in line with the targets.

Before turning to the performance during the first quarter of 2002, there are two important aspects regarding the treatment of financial information in Latin America:

• Argentina: As is already known, the Santander Central Hispano Group decided to establish a special reserve for Argentina, charged to 2001 results, within the Corporate Center. This EUR 1,287 million reserve fully covers the book value and goodwill of our investment in Banco Río and Banco Galicia. During the first quarter, the Group very closely monitored Argentina, both political and institutional developments, as well as economic, fiscal and monetary ones and, above all, what is happening and may happen in the financial system. The changes in the Argentine financial system (end of convertibility and massive devaluation of the peso, conversion to pesos of certain foreign currency assets and liabilities in the balance sheets of banks, restructuring of customer deposits, etc) are of such significance and magnitude that they distort analysis and interpretation of the Group's performance in Latin America. Because of this, the accounts are presented with and without Argentina. As regards Argentina's results and, in accordance with our prudent criteria, the Group decided to neutralize its income and continue to fully cover the investment. In other matters, local management has above all focused on lending quality and on maintaining liquidity.

• The income statements of Latin America, both for the first quarter of 2002 as well as – for comparison purposes – the same period of 2001 have been drawn up on the basis of the new criteria (explained on page 28 of this quarterly report). The new criteria, as regards the drawing up of financial statements with the previous criteria, signify an increase in operating costs (both personnel and general) and reduced net interest revenue, due to the transfer of equity surpluses from the Latin American banks to the Corporate Center. An equity surplus is defined as the difference between eligible equity and minimum equity multiplied by a coefficient of 1.5.

The Group's performance (in euros) in the region was negatively affected by the evolution of Latin American exchange rates against the US dollar, something that was partially offset by the euro's slide against the dollar. Latin American currencies (excluding the Argentine peso) depreciated 9.6% between the first quarter of 2001 and the same period of 2002 against the US dollar, weighted by the net income obtained from each country, while the euro depreciated 5.3% against the US dollar. Between March 31, 2001 and March 31, 2002 Latin American currencies depreciated 4.9% against the US dollar (excluding the Argentine peso), while the euro slid 1.2% against the US dollar. Lastly, Latin American currencies (again excluding the Argentine peso) depreciated 1% against the US dollar during the first quarter of 2002, while the euro also fell 1% against the US dollar. The most significant depreciation – really a devaluation – during the first quarter was that of the Venezuelan Bolivar, from 765 to 921 bolivars per US dollar, although, in year-on-year terms, the largest impact came from the depreciation of the Brazilian real (from 2.01 to 2.38 per US dollar). The slide of this currency came to a halt during the first quarter of 2002.

Despite the complex economic panorama, the Group continued to make further progress in its strategic plan during the first quarter, consistent with Santander Central Hispano's objective of consolidating its financial services franchise as the best, most diversified and most profitable in Latin America.

• ROE, excluding Argentina, rose 5.9 points over the first quarter of 2001 to 39.9%, with no change in the consolidation perimeter and using the new criteria for both periods. The ROE, including Argentina, was 34.2%. The average ROE for Chile, Mexico, Brazil and Puerto Rico was 33.2% compared to 26.4% in the first quarter of 2001.
• The efficiency ratio improved by 7.8 points to 48.3% excluding Argentina (48.0% with Argentina). The average ratio of Chile, Mexico, Brazil and Puerto Rico was 44.0% (50.8% in the first quarter of 2001).

• The ratio of fees and commissions/operating expenses increased 1.4 points from 50.9% to 52.3% between the first quarter of 2001 and the same period of 2002. Excluding Argentina, it was 50.0%. The average for Chile, Mexico, Brazil and Puerto Rico was 52.3% (47.0% in the first quarter of 2001).

As regards market share, the Group increased its positions in Latin America: from 9.9% to 10.4% in lending, from 10.3% to 10.5% in deposits and from 7.3% to 7.9% in mutual funds. In pension funds, however, the market share dropped from 14.2% to 12.1%, as a result of the lower weighting of Argentina, where the Group has the largest pension fund management company, stemming from the peso's sharp fall. Of note in commission-generating businesses with a regional dimension is the increased market share in the turnover of credit and debit cards (from 9% to 10% between the two periods) and in foreign trade flows (from around 11.3% to 14.2%). The focus of the gains in market share is in Chile, Mexico, Brazil and Puerto Rico, while in the other countries the emphasis is on risk management and readjusting the size of businesses.

Income statement and balance sheet

After the acquisitions that took place in 2000 (Banespa, Serfin, Caracas, Meridional...), the Group's accounting perimeter in Latin America remained almost unchanged during 2001. As a result, comparisons between the first quarter of 2002 and the same period of 2001 are not affected by substantial changes of perimeter. There are two of note, however. The first is the increased stake in Banespa, which rose from 33% in the first quarter of 2001 to 98% a year later, as a result of the take over bid for Banespa in April 2001. This higher stake affects net attributable income to the Group. The second change is the sale in December 2001 of the Chilean insurance companies Vida Santander and Reaseguros de Vida Soince-Re.

Detailed below are the main performance highlights of the Group in Latin America (excluding Argentina):

• Growth of 0.2% in basic revenue (+4.6% deducting the exchange rate impact). The main factors at play were: a) optimization of the balance sheet structure, b) the priority given to balance sheet profitability and to a profitable customer spread; c) the rise in fees and commissions and, fundamentally, the so-called "regional products", which are globally managed for the whole franchise.

Net fees and commissions grew 3.4% (+6.8% after eliminating the exchange rate effect). Those linked to the regional products of retail banking (cards, foreign trade, transactional banking) increased 12.9% year-on-year after adjusting for the exchange-rate effect. This growth was due to greater business volumes. For example, the Group's market share in the business volume of credit and debit cards increased from 9.0% to 10.0% in the year to March 2002, with a total of 15.4 million cards in Latin America.

• Growth of 90.8% in trading gains. Its impact on the bottom line was partially neutralized by the 86.7% increase in loan-loss provisions.

• Control of operating expenses (-6.1%, after deducting the exchange-rate impact). This was largely due to the downsizing of networks and the number of employees to the standard set for each country/unit, as well as the streamlining of processes (linked to establishing the Altair platform), the creation of regional synergies and further progress in integrating units that operate in the same country (mainly, Brazil and Mexico), and readjusting the presence in various countries (Argentina, Bolivia, Colombia, Paraguay, Peru and Uruguay).

Retail Banking Latin America (excluding Argentina)

Business highlights			**Variation 2002/2001**	
Euro MM.	**31.03.2002**	**31.03.2001**	**Amount**	**(%)**
Gross loans	46,458.1	49,710.2	(3,252.1)	(6.54)
Customer funds on balance sheet	62,737.1	61,815.5	921.6	1.49
Mutual funds	16,086.4	11,545.1	4,541.3	39.34
Pension funds	10,157.7	8,234.9	1,922.8	23.35
Total managed funds	93,071.2	85,658.0	7,413.1	8.65


Efficiency ratio
Total Latin America
%
54.18
47.95
-623 b.p.
Jan.-Mar. 2001
Jan.-Mar. 2002


Net operating income
Total Latin America
Euro MM.
908.8
806.2
+12.7%(*)
Jan.-Mar. 2001
Jan.-Mar. 2002

(*).- Excluding Argentina: +28.1%

Meanwhile, customer funds (excluding Argentina) grew 8.6% and lending dropped 6.5% as a result of the Group's policy of maintaining comfortable liquidity levels.

Detailed below are the main performance highlights of the various countries, with particular emphasis on those, which because of their specific weight, are the most significant in the Group's strategy:

- **Brazil**

This country has a key strategic importance for the Santander Central Hispano Group in Latin America. Moreover, the Brazilian economy will grow by around 2% in 2002, higher than the region's average.

The Group is the third largest private banking Group in Brazil, with a combined market share of 4.3% in loans, 4.6% in deposits and 4.4% in mutual funds. The Group's presence is largely in the south-southeast of Brazil, the country's most economically dynamic region which has 98 million people (58% of the total population) and generates 76% of the national GDP.

After the strategic progress made by Banespa in 2001 (stake increased from 33% to 98%; launch of the Voluntary Redundancy Program, subscribed by more than 8,000 employees; strengthening of business capacities, putting into effect new tools and raising the number of account managers from 1,050 to 3,700 and technological renewal), there will be further integration between Banespa and Santander Brazil and, particularly, more business growth. The customer base is large – 4.6 million clients, 3.4 million of which are Banespa's – and in continuous expansion, with almost 500,000 new clients during 2001. Of note among the examples of the strong business growth in Brazil was the issue of 1.2 million new credit cards and 1.7 million insurance policies between the end of 2000 and March 2002.

Net attributable income increased 177.6% to EUR 240.4 million, of which EUR 215.5 million was generated by Banespa and the rest by Santander Brazil (with Meridional). Net income, which was not affected by the increase in the stake in Banespa (as of April 2001), rose 90.2% or 101.1% eliminating the impact of the slide in the real between two periods. The main factors at play were the growth in basic revenue (15.4%, deducting the exchange-rate effect) and the sharp fall in operating costs (-9.6%, eliminating the exchange-rate impact). The efficiency ratio (without depreciation) improved by 13.5 percentage points to 40.8%, and the ratio of fees and commissions/operating expenses by 13.4 points to 62.6%. ROE increased from 25.3% to 40.6%.

The combined NPL ratio of Banespa and Santander Brasil (with Meridional) was 4.28%, up 215 basis points over March 2001. NPL coverage stood at 167%.

• **Chile**

Chile is another strategically important country for the Group in Latin America, with one of the region's most developed economies and GDP growth expectations of around 4% in 2002, the highest among Latin American countries. The Group's two banks in Chile (Banco Santiago and Santander Chile) stand out against their competitors for their high profitability ratios, with ROEs of 21.8% and 26.4% for Santander Chile and Santiago, respectively, and excellent efficiency ratios (42.8% for Santander Chile and 43.4% for Santiago).

The Group, through these two banks, has a combined market share of 27.2% in deposits and 27.6% in loans. Its market share in pension funds is 11.1% and 26.4% in mutual funds.

In 2002, the two banks focused principally on developing and taking advantage of its customer base, both with regard to customer loyalty (2 million customers between the two banks and almost another million with mutual funds), as well as expansion. The recent completion of the various models of the Altair platform in the two banks will generate further gains in efficiency. Lastly, both banks are very active in shifting transactions into lower cost alternative channels, which will benefit the efficiency ratio.

Net attributable income in the first quarter of 2002 rose 10.5% to EUR 74.3 million (affected by reduced revenue from insurance, as a result of the aforementioned sale at the end of 2001, and higher taxes at Banco Santiago), after eliminating the exchange-rate effect. Of this amount, Santander Chile (in which the Group has a stake of 89.4%) generated EUR 50.2 million and Banco Santiago contributed EUR 24.1 million (stake of 43.5%).

In terms of credit quality, the two banks have standards in line with the Group's policies (NPL ratios of 2.90% and 3.21% and NPL coverage of 122.7% and 115.4% for Santander Chile and Santiago, respectively).

Lastly, the Group is to acquire 35.45% of Banco Santiago, which controlled the Bank of Chile. The price of the acquisition, to be carried out in May, will be around US$ 670, with a book value of about US$ 230 million. The purchase will increase the Group's stake in Banco Santiago to 78.95%. On April 17, the Group asked the Boards of Santander Chile and Santiago to begin to analyze a merger of the two banks, and at the same time communicated this to the regulatory authorities.

• **Mexico**

Mexico is another strategic country in Latin America. Its economy is the largest in the region (around 35% of the region's total GDP), and it will grow about 1.5% in 2002.

The Santander Central Hispano Group, through Serfin and Banco Santander Mexicano, is the third largest financial group in Mexico, with a leadership position in terms of profitability, efficiency, equity strength and credit quality. With 2.3 million customers, 3.3 million participants in pension funds and 1,000 branches, the Group increased its market shares during 2001, to 11.3% in loans, 14.9% in deposits, 13.0% in mutual funds and 9.0% in pension funds. The performance was positive during the first quarter of 2002, based on a strategy of combining the creation of the maximum value of the two brands (more retail banking in Serfin and more universal banking in Santander Mexicano) with cost savings from integrated management of some businesses (treasury, corporate banking, investment banking, mutual funds, insurance and private banking....) and from some support areas. In addition, the two banks will share the same technological platform (Altair) before the end of the year.

From the standpoint of business management, the two banks focused in 2002 on improving the structure of the capturing of funds, reducing the average cost of capturing more quickly than the fall in reference interest rates. In lending, the two banks are growing at a faster pace than the banking system as a whole, and without denting credit quality indicators. In consumer loans, the Serfin Light card was successfully launched in September 2001. This is an innovative product with the lowest interest rates in the market.

The number of cards issued in just six months was 421,000. Meanwhile, Santander Mexicano has been selling, since July 2001, the Superfondo 1, a retail mutual fund which gives it a privileged position in a market with strong growth potential.

Net attributable income of the two Mexican banks was EUR 204.1 million, 58.5% more than in the first quarter of 2001 after eliminating the exchange-rate impact. Of this amount, Serfin generated EUR 110.9 million and Santander Mexicano EUR 93.2 million. These earnings were achieved with significant progress made in the quality. Consequently, the efficiency ratios improved 1.6 points at Serfin to 50.7% and 7.6 points at Santander Mexicano to 43.6%. Group net operating income in Mexico rose 31.0% (18.9% excluding the exchange rate effect). Lastly, the ROE of the two banks also reflects the better earnings. Serfin's reached 38.7% and Santander Mexicano's 42.7%, up 5.8 and 15.3 points, respectively, over the first quarter of 2001.

Credit quality also continued to be a hallmark of the Santander Central Hispano Group's banks in Mexico. The NPL ratios, which are the lowest in the Mexican financial system, were 1.67% for Serfin and 0.72% for Santander Mexicano, while NPL coverage reached 349% and 238%, respectively.

- **Puerto Rico**

Puerto Rico is a strategically important country for the Santander Central Hispano Group. Its economy has been hit by the US slowdown. The Group ranks second in the Puerto Rican financial system, with markets shares in deposits and loans of 13.4% and 12.9%, respectively, and a strong position in asset management business. During 2002, management priorities in Puerto Rico are focused on business development (after customer segmentation in 2001 and a segmented offer of products), expansion of commission-generating businesses (mutual funds, cards, foreign trade...), promotion of mortgages (whose volume doubled in 2001) and greater development of insurance business. Puerto Rico is also installing the Altair technological platform, which will generate future cost savings.

Net attributable income declined 38.4% in the first quarter of 2002 to EUR 7.1 million, largely because of the larger volume of loan-loss provisions, in response to the deterioration of credit quality standards observed in the financial system and the sharp increase in the corporate tax provision. Net operating revenue rose 5.4%. The efficiency ratio was 54.0% and the recurrence ratio stood at 34.9%. ROE, affected by the increase in loan-loss provisions, stood at 4.4%. The NPL ratio was 2.64% and NPL coverage 104%.

- **Venezuela**

The market shares of the Group, through Banco de Venezuela and, since the end of 2000, Banco Caracas, were 14.5% in deposits. 14.2% in loans and 9.8% in mutual funds.

Liquidity tightened substantially during the first quarter, significantly reducing the volume of deposits and loans. The local currency, the bolivar, depreciated heavily in February (from 765 to 1,036/US$), and recovered a little in March (closing at 921/US$), while interest rates jumped.

The Group continued to manage its banks in the country with very conservative criteria, putting the emphasis on generation of liquidity, reducing its most costly funds and loans, and limiting exposure to sovereign risk. As a result of this strategy, the Group's lending in Venezuela declined by 37.2% (25.2% in local currency terms).

Integrated management of the two banks (operational integration is already fully effective and technological integration stands at more than 80%) has enhanced the Group's competitive position, while the synergies and cost savings achieved are offsetting, through reduced costs, the trend of lower spreads. From the business standpoint, the main focus is to improve the structure of deposits, strengthening savings (promotion of the "La Gran Libreta" savings book) and increasing the customer loyalty of the more than two million clients.

The success of the strategy is underscored by the results. Net operating revenue, eliminating the exchange rate impact, increased 29.0% between March 2001 and March 2002, while operating costs were 6.8% higher, deducting the exchange rate effect. Net income, after registering EUR 31.9 million of loan-loss provisions (available funds of EUR 9.1 million in the first quarter of 2001), was unchanged at EUR 43.1 million (with constant exchange rates). The efficiency ratio improved 13.2 points to 40.8%. The recurrence ratio improved 19.3 points to 46.0% and ROE reached 37.0%, similar to that in the first quarter of 2001. The combined NPL ratio was 8.78% in March 2002 (6.34% a year earlier) and NPL coverage was 105% (151% in March 2001).

- **Other countries**

The strategy in Colombia, Peru, Bolivia, Uruguay and Paraguay has focused over the past few years on the creation of value through readjusting the Group's installed capacity in these countries and minimizing risks. This strategy will continue during 2002. Net attributable income in the first quarter of 2002 was EUR 0.4 million in Colombia, EUR 15.1 million in Peru, EUR 2.5 million in Bolivia, EUR 0.6 million in Paraguay and -EUR 20.5 million in Uruguay. Given the Argentine crisis, extra measures have been taken in Uruguay to clean up the balance sheet (provisions for loan-losses rose six fold) and boost liquidity.

Asset Management and Private Banking

Income statement. January - March Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)	Total Excluding Argentina 2002	(%)
Net interest revenue	**25.6**	**31.6**	**(6.0)**	**(19.04)**	**22.8**	**(15.49)**
Net fees and commissions	202.8	222.1	(19.3)	(8.70)	184.8	13.04
Basic revenue	**228.4**	**253.7**	**(25.4)**	**(9.99)**	**207.6**	**9.01**
Trading gains	17.9	4.2	13.7	329.98	6.5	(13.55)
Net operating revenue	**246.2**	**257.9**	**(11.6)**	**(4.51)**	**214.1**	**8.15**
Personnel and general expenses	(99.3)	(112.8)	13.5	(11.99)	(88.0)	1.74
a) Personnel expenses	(61.4)	(73.2)	11.8	(16.11)	(53.8)	(1.65)
b) General expenses	(37.9)	(39.7)	1.7	(4.38)	(34.1)	7.60
Depreciation	(7.6)	(14.4)	6.8	(47.00)	(6.6)	(42.29)
Other operating costs	(0.1)	(0.1)	(0.0)	29.19	(0.1)	22.62
Net operating income	**139.2**	**130.5**	**8.6**	**6.62**	**119.3**	**19.46**
Income from equity - accounted holdings	14.1	21.6	(7.5)	(34.67)	14.1	(36.98)
Other income	(19.3)	(3.7)	(15.6)	416.53	0.5	—
Net provisions for loan - losses	(0.1)	0.3	(0.3)	—	(0.1)	—
Goodwill amortization	—	—	—	—	—	—
Income before taxes	**133.9**	**148.7**	**(14.8)**	**(9.94)**	**133.9**	**11.92**
Net consolidated income	**92.1**	**106.3**	**(14.2)**	**(13.39)**	**92.1**	**4.99**
Net attributable income	**90.3**	**86.6**	**3.7**	**4.28**	**90.3**	**13.58**

Note.- Minority interests in Latin America correspond basically to Orígenes AFJP, 100% consolidated using the global integration method. 60% of net consolidated income is attributed to minority interests.

Balance sheet. March Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Loans	1,607.8	1,514.0	93.8	6.20
Government securities	11.2	23.9	(12.7)	(53.14)
Due from banks	6,010.6	4,955.1	1,055.5	21.30
Investment securities	1,009.0	1,157.4	(148.4)	(12.82)
Other assets	404.4	437.6	(33.2)	(7.59)
Total Assets / Liabilities	**9,043.0**	**8,088.0**	**955.0**	**11.81**
Customer deposits / REPOs	7,566.4	5,029.5	2,536.9	50.44
Debt securities	—	—	—	—
Subordinated debt	—	—	—	—
Due to banks	307.1	1,874.3	(1,567.2)	(83.62)
Other liabilities	624.5	769.8	(145.3)	(18.88)
Capital assigned	545.0	414.4	130.6	31.52
Other managed funds (off - balance sheet)	**12,304.5**	**9,932.8**	**2,371.7**	**23.88**
Mutual funds	8,971.3	6,273.4	2,697.9	43.01
Pension funds	63.6	83.7	(20.1)	(24.01)
Managed portfolios	3,269.6	3,575.7	(306.1)	(8.56)
Customer funds	**19,870.9**	**14,962.3**	**4,908.6**	**32.81**
Total managed funds	**21,347.5**	**18,020.8**	**3,326.7**	**18.46**

Asset Management and Private Banking

Asset Management, Private Banking and Insurance continued to perform positively in the first quarter of 2002. Total managed assets, including discretionary portfolios and mathematical provisions, increased 8.4% over the first quarter of 2001 to EUR 142,055 million (excluding Argentina growth would have been 13.3%). Net attributable income rose 4.3% to EUR 90.3 million (+13.6% excluding Argentina).

As well as higher income the quality of the income statement also improved. The efficiency ratio, excluding Argentina, improved 258 basis points to 41.1%, and, including Argentina, by 343 basis points to 40.3%.

There was also a significant gain in market share in almost all business lines, as later detailed.

These results were particularly positive bearing in mind the environment of international instability. Despite this, the measures to boost efficiency, the business drive of the networks and the correct diversification by countries and business lines enabled Santander Central Hispano to perform better than its peer group.

The impact of Argentina on net attributable income was limited. The effect is more important on the different items of the income statement given that, because of its type of activity, the relative share of Orígenes AFJP in revenues and costs is high.

The main developments in each business unit were:

• Asset Management in Spain

The mutual and pension funds division in Spain continued to gain strength, consolidating its leadership position in the domestic market.

In mutual funds, the main product, the strong activity of the distribution networks pushed up the market share to 26.6%.

As well as this dynamic growth, measures continued to be taken to improve efficiency (including the merger of 42 funds carried out during the first quarter and 44 more underway), which produced operating expenses of hardly 6.5 basis points of managed assets, well below that of international fund managers and our peer group in Spain.

As well as reduced operating costs, Santander Central Hispano has the best team in Spain, enabling it to offer a wide range of products tailored to suit the needs of customers. Proof of this management capacity is the recent agreement with Citibank, under which Santander Central Hispano will manage all the funds under Spanish law distributed by this bank.

Assets under management

	Amount Euro MM.	Market share (%)	% var. 31.12.01	% var. 31.03.01
Mutual funds	51,222	26.6	3.5	3.8
Of which:				
Real estate mutual funds	*1,278*	*77.7*	*12.5*	*38.5*
Individual pension funds	4,815	19.6	2.5	14.6
Other	2,101	—	-0.8	1.6
Total	**58,138**	**—**	**3.3**	**4.5**

• **Asset Management in Latin America**

The performance remained positive in Latin America except for Argentina. In pension funds (excluding Argentina), net attributable income increased 42.5% to EUR 29.7 million, while managed assets grew 23.3% over the first quarter of 2001 to EUR 10,158 million.

Of note was the success of the strategy developed in Mexico, where strong business activity in 2001 pushed up managed assets by 60.2% over March of that year. The business expansion went hand in hand with cost control measures, which led to a surge of 98.9% in net attributable income to EUR 15.8 million.

In mutual funds (excluding Argentina), the volume managed amounted to EUR 16,086 million, 39.3% more than in the first quarter of 2001, and net attributable income was 43% higher at EUR 4.0 million.

In Argentina, activity was affected by the general situation, and managed assets dropped by 11.4% in local currency terms. The reduction came largely from mutual funds, while in pension funds the system's features meant that balances remained stable in local currency terms, although contributions declined.

• **Private Banking**

In Spain, Santander Central Hispano consolidated its leading market position in private banking, thanks to a two-pronged strategy: BSN Banif, as an independent entity, and Santander Central Hispano Patrimonios, which conducts its activity in conjunction with the Retail Banking network.

The good performance of this model is reflected in the market share in SIMCAVs, the upper segment of private banking. In 2001 (the latest official figure is that for December), the Group established 122 SIMCAVs, 19.8% of the total and giving us a market share of 19.5%. The first quarter began with a similar pace of activity, with 35 SIMCAVs, which will probably put the market share in this period at more than 20%.

Efficiency ratio
Asset Management and Private Banking
%



43.76
40.33
-343 b.p.
Jan.-Mar. 2001
Jan.-Mar. 2002

Net interest income
Asset Management and Private Banking
Euro MM.



139.2
130.5
+6.6% (*)
Jan.-Mar. 2001
Jan.-Mar. 2002

(*).- Excluding Argentina: +19.5%

BSN Banif continued its business strategy, adopting customer segmentation measures that are enabling it to focus on the most profitable segments and increase revenue. The net volume of funds was 18% higher than in the first quarter of 2001.

Santander Central Hispano Patrimonios continued to develop, in coordination with the network, strong activity, with assets under management and advisory services rising 22% over the end of 2001 to EUR 12,455 million.

In International Private Banking, net attributable income rose 11.0% over the first quarter of 2001, which was very positive compared to the performance of our international peer group. These good results were based on:

a) Strong activity (including the incorporation of new banks in markets with growth potential). Managed assets rose 21% over March 2001.

b) Product strategy moves to boost revenue and increase the degree of recurrence (net fees and commissions were up 36%).

c) Continued cost control, with an improvement of 337 basis points in the efficiency ratio to 47.2%. This ratio compares well with that of international competitors in Private Banking.

- **Insurance**

After the reorganization of the insurance companies in Spain was completed, the first quarter results were very positive (see the table).

The figures are positive for an area that the Group regards as one of those with the largest growth potential. It is one of the business priorities in Spain, with a target of doubling market share in two years.

Insurance Spain

	% variation Mar. 2002/2001
Risk premiums	+53.8
Operating expenses	(18.0)
Contribution to the Group (equity-acc. holding)	+23.0

In Latin America, bancassurance is also one of the Group's priorities because of its contribution to earnings, its high degree of recurrence and substantial growth potential.

The success of this strategy is reflected in growth of 34.3% (excluding Argentina) in premium volume and a rise of 8.1% in the net operating income (including commissions for the Group) of Seguros Iberoamérica.

Global Wholesale Banking

Income statement. January - March Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)	Total Excluding Argentina 2002	(%)
Net interest revenue	**127.8**	**121.5**	**6.4**	**5.23**	**127.2**	**5.66**
Net fees and commissions	96.2	101.0	(4.8)	(4.73)	96.2	(3.84)
Basic revenue	**224.1**	**222.5**	**1.6**	**0.71**	**223.3**	**1.35**
Trading gains	52.3	43.0	9.3	21.57	52.3	18.31
Net operating revenue	**276.4**	**265.5**	**10.9**	**4.09**	**275.6**	**4.18**
Personnel and general expenses	(99.4)	(105.6)	6.2	(5.86)	(99.4)	(4.84)
a) Personnel expenses	(67.6)	(70.0)	2.4	(3.46)	(67.6)	(2.41)
b) General expenses	(31.8)	(35.6)	3.8	(10.58)	(31.8)	(9.61)
Depreciation	(6.0)	(5.9)	(0.1)	1.94	(6.0)	3.57
Other operating costs	(0.1)	0.9	(1.1)	—	(0.1)	—
Net operating income	**170.8**	**154.9**	**15.9**	**10.24**	**170.0**	**9.56**
Income from equity - accounted holdings	—	—	—	—	—	—
Other income	(16.8)	(3.7)	(13.2)	359.62	(16.1)	319.48
Net provisions for loan - losses	(15.5)	(28.6)	13.1	(45.70)	(15.5)	(45.70)
Goodwill amortization	—	—	—	—	—	—
Income before taxes	**138.4**	**122.6**	**15.8**	**12.86**	**138.4**	**12.76**
Net consolidated income	**112.5**	**90.8**	**21.6**	**23.82**	**112.5**	**23.73**
Net attributable income	**112.3**	**88.1**	**24.1**	**27.39**	**112.3**	**27.30**

Balance sheet. March Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Loans	19,184.6	21,494.2	(2,309.6)	(10.75)
Government securities	6,159.9	6,195.4	(35.5)	(0.57)
Due from banks	33,255.9	47,338.0	(14,082.1)	(29.75)
Investment securities	6,390.5	8,629.6	(2,239.1)	(25.95)
Other assets	8,487.8	11,443.0	(2,955.2)	(25.83)
Total Assets / Liabilities	**73,478.7**	**95,100.2**	**(21,621.5)**	**(22.74)**
Customer deposits / REPOs	25,962.7	26,207.8	(245.1)	(0.94)
Debt securities	275.0	1,680.6	(1,405.6)	(83.64)
Subordinated debt	32.4	—	32.4	—
Due to banks	23,344.1	40,036.3	(16,692.2)	(41.69)
Other liabilities	21,969.3	24,993.9	(3,024.6)	(12.10)
Capital assigned	1,895.2	2,181.6	(286.4)	(13.13)
Other managed funds (off - balance sheet)	**739.3**	**464.8**	**274.5**	**59.06**
Mutual funds	342.2	54.0	288.2	533.70
Pension funds	395.0	408.6	(13.6)	(3.33)
Managed portfolios	2.1	2.2	(0.1)	(4.55)
Customer funds	**27,009.4**	**28,353.2**	**(1,343.8)**	**(4.74)**
Total managed funds	**74,218.0**	**95,565.0**	**(21,347.0)**	**(22.34)**

Global wholesale banking

This area covers corporate banking, treasury and capital market activities and investment banking, developed in each country. The area comprises 40 branches and 2,689 employees (direct and assigned).

Income statement

Net attributable income rose 27.4% to EUR 112.3 million. ROE was 24.6% compared to 16.5% in the first quarter of 2001. The main reasons for the higher attributable income figure were the 5.2% increase in net interest revenue, the drop in general expenses (-5.9%) and the reduced volume of loan-loss provisions (-45.7%), which comfortably offset the decline in net fees and commissions. The favorable performance of costs improved the efficiency ratio to 36.0% from 39.8% in the first quarter of 2001 for the whole area.

Business activity

- **Corporate Banking**

This area, which includes the businesses of global corporations in Spain and abroad (Europe and the US), International Financial Institutions, the Unit of Structured Export Financing and the Unit of Latin American Global Corporations, registered a slowdown in activity in the first quarter, an increase of profitability per client and reduced lending. These trends, however, seemed to show some change in March following fresh signs of economic recovery.

Net attributable income in the first quarter of 2001 fell 8.7% to EUR 34.0 million.

Efficiency ratio
Global Wholesale Banking
%


39.77
35.97
-380 b.p.
Jan.-Mar. 2001
Jan.-Mar. 2002

Net operating income
Global Wholesale Banking
Euro MM.


154.9
170.8
+10.2%
Jan.-Mar. 2001
Jan.-Mar. 2002

Global Corporations in Spain maintained a strong position in the most important products: participation of EUR 369 million out of total syndicated operations of EUR 4,497 and a market share in underwriting of more than 25%; the issue of EUR 595 million in guarantees; bilateral operations with a 7% increase in risk and the channeling of trade business, etc, with market shares of more than 30%.

In Global Corporations abroad, branches' maintained activity in accordance with that of their markets, renewing important operations such as that of Thames Water, in London, while opening new operations such as the umbrella facility with Coats, also in London, and which is being widely used. The future strategy of the branches abroad focuses on streamlining and centralizing processes and giving a push to business activity through specific plans.

International Financial Institutions developed strong activity with first line banks in Europe, the US and Latin America. Trade finance operations amounted to EUR 446 million, and credit lines were opened or renewed and participations taken in syndicated loans totaling EUR 711 million in the US and EUR 468 million in Europe.

Structured Export Financing activity was very active. In the first quarter 72 offers were made amounting to US$ 1,650 million (41 of them in Latin America), taking advantage of the appearance of large operations in the market, while mandates were achieved for another 14 operations amounting to US$ 20 million (plus US$ 30 million of FAD payment). Marketing and business promotion activities continued in Spain (training seminars for company account managers and joint visits) and in Latin America (particularly in Brazil with a seminar on the product for corporate banking managers), helping to originate new business.

The Latin American Global Corporations Unit supports the Latin American Division in managing global corporations with business and interests in the region. Of note among its activities were major operations with large companies in two of the most attractive countries: Mexico and Brazil. In Mexico with Pemex and Wal Mart, Carso-Condumex was incorporated to the Globalcash/Infocash system. In Brazil, particularly noteworthy were the operations with Petrobras and the awarding of cash management services for Dupont's regional center in Sao Paolo, which includes Brazil, Argentina, Chile. Colombia and Venezuela.

- **Treasury and Capital Markets**

Interest rates rose during the first quarter for all maturities, while the euro remained at below 0.90 to the US$ with no clear trend. In equities, the Ibex-35 index was one of the worst performers as a result of Argentina's crisis and its impact on the main Spanish companies.

The Madrid treasury played a significant role in structuring the innovative and successful "Supersatisfacción" Deposit and participated, together with four other banks, as lead-manager in the 15-year EUR 5,000 million sovereign issue of the Kingdom of Spain. In syndication, the year began satisfactorily, due to the operations with Auna, Altadis and Cemex. In warrants, 98 new references were issued and issues on listed US shares were launched. In futures and options, the volume of operations was almost double that of previous quarters, maintaining our first positions in the main rankings. At the New York branch there was further growth in customer business.

The main markets of Latin America were not affected by Argentina's crisis. Brazil and Chile uncoupled from the problem and showed independence, with no signs of contagion. Mexico has investment grade status from all the major rating agencies, following S&P's upgrading at the beginning of the year.

As a result, business in the first quarter performed positively, comfortably meeting the budget of global treasury. In Brazil and Mexico, as well as heading the many local rankings for treasury activity, significant progress was made in customer business. Of note in Chile was the placement by Banco Santander of a securitized bond with an innovative structure, which had a big impact on its business image. Also noteworthy was the increased sale in most countries of treasury through retail networks.

- **Investment Banking**

This area, which includes corporate finance, equities (institutional, retail and IPO/origination), structured finance and global custody and securities' services, began the year against a background of a weak environment and a slowdown in activity. The environment subsequently improved with the appearance of greater signs of an economic upswing.

Net attributable income was EUR 52.6 million, well above that of the first quarter of 2001 in spite of the decline in fees and commissions, the result of the good performance of net interest revenue, trading gains and the sharp fall in general costs. The efficiency ratio improved to 36.8%.

Of note in mergers and acquisitions advisory services in Spain, the projects completed in the first quarter included those with Saint Gobain Cristalería and Ebro Puleva. Also noteworthy were the new advisory mandates obtained for Middle Market equipment, established in the fourth quarter of 2001 and specialized in providing advice for the purchase and sale of SMEs.

In cross-border mergers and acquisitions, of note were the advisory services provided to Explosivos Río Tinto, Unión Fenosa and Pescanova, which, together with seven new projects, consolidate a solid portfolio for 2002.

In new share placements, Santander Central Hispano participated during the first quarter in the placements of Fiat, Olivetti and CHL in Italy, ASF in France and Prudential and Travelers in the US. We also helped to place Ford's convertible bonds in the US.

In asset financing advisory services, three projects were completed for the shipping industry (Vulcano, Murueta and Elcano) and another five obtained. In infrastructure, the Ciudad Real airport project and that of AVE's for Talgo continued. Lastly, innovative proposals were presented for two projects in the telecoms sector.

Although business continued to fall in equities brokerage, Santander Central Hispano Bolsa continued to be ranked first in the sector in Spain by trading volume, with a market share of 13.14%, as well as maintaining a leading position in Latibex (market share of 44.5% compared to 39.4% at the end of 2001). It also remained the reference entity in brokerage of foreign shares for many institutional Spanish clients.

In global custody, the Group continued to capture new clients, and brisk growth was maintained in depository business (capturing 45 new collective investment institutions). In services to issuers, many mandates were awarded by Spain's main companies (Telefónica, Iberdrola, Endesa), most of them related to their shareholder meetings. In stock lending, growth decelerated because of the low levels of stock market activity. In outsourcing for companies, the quarter ended with 171 companies with a managed total of EUR 2,119 million.

In structured and project finance, of note were the operations of La Roca del Vallés (Value Retail Group) to develop the second phase of the factory outlet project in Barcelona and of Didoel in the Dominican Republic, the investment plan of the electricity distributors Edenorte and Edesur and that of Unión Fenosa. In acquisition finance, of note was the structuring of the financing of the purchase of Solán de Cabras by Herposa (Osborne Group).

Corporate Center

Income statement. January - March Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Net interest revenue	**(85.7)**	**(166.9)**	**81.2**	**48.63**
Net fees and commissions	0.7	(7.3)	7.9	—
Basic revenue	**(85.1)**	**(174.2)**	**89.1**	**51.15**
Trading gains	(50.8)	44.4	(95.2)	—
Net operating revenue	**(135.8)**	**(129.7)**	**(6.1)**	**(4.69)**
Personnel and general expenses	(11.9)	(24.1)	12.1	(50.40)
a) Personnel expenses	(7.0)	(7.5)	0.5	(6.97)
b) General expenses	(4.9)	(16.5)	11.6	(70.23)
Depreciation	(26.6)	(20.3)	(6.3)	31.29
Other operating costs	0.2	0.4	(0.2)	(43.79)
Net operating income	**(174.2)**	**(173.7)**	**(0.5)**	**(0.27)**
Income from equity - accounted holdings	152.0	191.4	(39.4)	(20.61)
Other income	(83.3)	384.4	(467.6)	—
Net provisions for loan - losses	80.9	(53.6)	134.5	—
Goodwill amortization	(152.9)	(351.0)	198.1	(56.44)
Income before taxes	**(177.5)**	**(2.5)**	**(175.0)**	—
Net consolidated income	**(147.5)**	**(4.6)**	**(142.9)**	—
Net attributable income	**(267.5)**	**(135.0)**	**(132.5)**	**(98.13)**
Balance sheet. March				
Government securities, Bank of Spain certificates and others	12,413.4	10,646.8	1,766.6	16.59
Investment securities	11,391.9	13,088.0	(1,696.1)	(12.96)
Goodwill	10,022.1	11,368.0	(1,345.9)	(11.84)
Liquidity lent to the Group	15,111.2	14,740.2	371.0	2.52
Capital assigned to Group areas	15,802.5	14,750.8	1,051.7	7.13
Other assets	19,452.9	12,001.4	7,451.5	62.09
Total Assets / Liabilities	**84,194.0**	**76,595.2**	**7,598.8**	**9.92**
REPOs	10,837.4	9,962.7	874.7	8.78
Debt securities	21,433.7	22,541.3	(1,107.6)	(4.91)
Subordinated debt	11,021.2	10,110.3	910.9	9.01
Preferred stock	5,417.9	6,252.1	(834.2)	(13.34)
Other liabilities	15,434.6	9,771.0	5,663.6	57.96
Group capital and reserves	20,049.2	17,957.8	2,091.4	11.65
Other managed funds (off - balance sheet)	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds	**40,043.0**	**33,309.7**	**6,733.3**	**20.21**
Total managed funds	**84,194.0**	**76,595.2**	**7,598.8**	**9.92**

Corporate Center

Income Statement and Balance Sheet

Due to its special features, the area's negative results correspond to the financing costs of investments in financial and industrial entities, additional provisions and amortization of goodwill in consolidation. On the revenue side the most significant feature is the contribution to consolidated results of the financial and industrial companies in which the Group holds stakes.

Basic revenue rose 51.2% over the first quarter of 2001 largely as a result of the financial effect of liquidity from sales in 2001.

The decline in income from equity-accounted holdings was due to the lower contribution of Royal Bank of Scotland (in the first quarter of 2001 a positive adjustment was made for the definitive results of 2000, which were higher than expected), MetLife and Société Générale (the stakes in these companies were reduced).

Other income and amortization of goodwill was higher than in the first quarter of 2001, largely because of the sale of 0.5% of Royal Bank of Scotland and divestments in Ahold, Wanadoo and Zeltia, among others, and assigning the capital gains to accelerated amortization of goodwill. Lastly, the minority interests results refer to dividends payable on preference shares.

The area's balance sheet did not change significantly during the first quarter. The only point of interest were the changes arising from portfolio sales and amortization of goodwill. As no subsidiaries were incorporated but only changes in the size of stakes, the assignments of capital remained stable.

Main activities

Because of the high profile of some of the activities in this area, the basic figures of Financial Stakes in Europe and the Industrial Group are set out below. It should be pointed out that in both of them the financing cost of the stakes is sufficiently absorbed by their results.

The net attributable income of Financial Stakes in Europe was 53.2% lower than in the first quarter of 2001 at EUR 108.0 million. This was because of the capital gain generated in 2001 from the aforementioned divestment in Royal Bank of Scotland.

During 2002, as indicated in the first chapter of this report, Santander Central Hispano sold a 1% stake in Commerzbank and 1.50% in Société Générale. After these divestments, the Group's stake in Commerzbank dropped to 3.72% and in Société Générale to 0.01%.

Financial stakes in Europe

Income statement. January - March

Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Contribution to results (*)	89.5	134.8	(45.2)	(33.57)
Financing costs	(40.7)	(59.5)	18.8	(31.58)
Revenue	**48.8**	**75.3**	**(26.5)**	**(35.14)**
Operating costs	(0.5)	(0.5)	0.1	(10.35)
Realized capital gains and other	58.7	193.2	(134.5)	(69.61)
Income before taxes	**107.1**	**268.0**	**(160.9)**	**(60.04)**
Net attributable income	**108.0**	**230.7**	**(122.7)**	**(53.17)**

(*) Dividends and income from equity-accounted holdings included.

Unrealized capital gains continued to be very high at more than EUR 3,000 million.

The industrial equity stakes generated net attributable income of EUR 33.2 million in the first quarter of 2002. The Group maintained its strategy of balancing the contribution of negative results from companies in which it has stakes and which are being developed with positive contributions from stable investments. It is also realizing capital gains in those companies where the conditions are opportune and continuing to invest in firms with high growth potential. Revenue from sales during the first quarter was much lower than in the same period of 2001 (in that quarter stakes were sold in Ahold, Wanadoo, FCC and Zeltia).

Of note, however, was the significant decline in financial costs as a result of lower interest rates and, more importantly, the greater contribution to Group results from the higher income of the companies in which Santander Central Hispano has stable stakes (Cepsa, Unión Fenosa and Vallehermoso), reduced losses of companies being developed (Auna and Cableuropa), and the much lower losses of the Internet companies (AOL Spain and BtoB), due to the significant provisions made in 2001. As a result, income before extraordinaries was EUR 58.2 million positive compared with EUR 6.3 million in the first quarter of 2001.

Divestments during the first quarter amounted to EUR 16.3 million, mainly due to the sale of 7.76% of Autema.

Investments amounted to EUR 165.8 million, chiefly subscribing to the capital increases of Auna and Cableuropa, in proportion to the size of the Group's stakes. The capital increases were envisaged in the plans of both companies in order to finance their business expansion and consolidation. A 5.71% stake in Cannons, which operates 49 high level sports, health and beauty clubs in the UK and the Netherlands, was also acquired.

In January, the Bank signed an agreement with Telecom Italy to acquire a further 12.62% of Auna. This purchase will be made over the next few months.

This strategy put unrealized capital gains at the end of the first quarter at close to EUR 3,000 million, and in April a capital gain of EUR 534 million came from the sale of the Group's stake in Dragados .

Equity stakes

Income statement. January - March

Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Contribution to results (*)	92.9	50.1	42.8	85.37
Financing costs	(34.7)	(43.9)	9.2	(20.87)
Revenue	**58.2**	**6.3**	**52.0**	**830.76**
Operating costs	(5.3)	(9.4)	4.2	(44.13)
Realized capital gains and other	(21.5)	171.7	(193.2)	(112.50)
Income before taxes	**31.5**	**168.6**	**(137.1)**	**(81.32)**
Net attributable income	**33.2**	**114.5**	**(81.4)**	**(71.05)**

(*) Dividends and income from equity-accounted holdings included.

Santander Central Hispano share

Santander Central Hispano

Shares

The Spanish stock market consolidated itself during the first quarter, fuelled by macroeconomic figures that reflected signs of an economic upswing in the US and Europe.

The financial sector was one of the sectors that made the strongest gains. Specifically, the Santander Central Hispano share was among those that firmed up the most. At March 31, 2002 the SAN share stood at EUR 9.60, up 2.02% over the end of 2001 and a better performance than the average of the main indices. The Ibex-35 shed 1.76% and the Bolsa de Madrid General Index rose 0.59%. Meanwhile the Dow Jones Euro Stoxx 50 index fell 0.58%.

If we take the last part of September 2001 as the reference point, when share prices were hard hit by the considerable uncertainty over the medium- and long-term performance of the global economy in the wake of the September 11 terrorist attacks, the Santander Central Hispano share was almost 40% higher, compared with a rise of less than 30% for the Ibex-35 and the Bolsa de Madrid General Index and 31% for the Dow Jones Euro Stoxx 50.

In the first quarter of 2002, 1,971 million Santander Central Hispano shares were traded amounting to EUR 18,139 million, the third largest in terms of share volume on the Spanish continuous market. In the same period of 2001 1,124 million shares were traded amounting to EUR 12,697 million. The average volume per daily trading session in the first quarter of 2002 was 31.8 million shares, up from 21.4 million in 2001.

The Santander Central Hispano share is currently listed on the four Spanish stock exchanges through the continuous market, Frankfurt, London, Paris, the Swiss stock exchanges, Milan, New York, Lisbon and Buenos Aires.

Capitalization

Santander Central Hispano's market capitalization stood at EUR 44,730 million at the end of the first quarter, the largest Spanish bank by market value and the third largest bank in the Dow Jones Euro Stoxx 50 index. Since the end of 2001, the increase has amounted to EUR 885 million.

The share's weighting in the Dow Jones Euro Stoxx 50 index was 2.50%. In the Spanish market, the weighting in the Ibex-35 at the end of March was 15.62%.

Shareholders

Santander Central Hispano had 977,842 shareholders as of March 31, 2002, almost the same number as at the end of 2001. Corporate entities hold 67.1% of the Bank's total issued capital and individuals 32.9%. Spanish residents hold 44.6% of the capital and non-residents 55.4%.

Dividends

The third interim dividend charged to 2001 results, of EUR 0.0751 per share, was paid on January 31, 2002. The fourth interim dividend of EUR 0.0631 is due to be paid on April 30, 2002. If the proposal submitted to the Ordinary General Meeting is approved, this will be the final dividend and make the total dividend per share, charged to 2001 results, EUR 0.2885, 5.5% more than in 2000. The dividend yield, on the basis of current share prices, is 3.01%.

The Santander Central Hispano share

	31.03.2002
Shareholders and trading data	
Shareholders (number)	977,842
Shares outstanding (number)	4,659,362,499
Average daily turnover (no. of shares)	31,795,923
Share liquidity (no. of shares traded during the period / no. of shares) (%)	42
	euros
Dividend per share	
First interim dividend (31.07.01)	0.0751
Second interim dividend (31.10.01)	0.0751
Third interim dividend (31.01.02)	0.0751
Fourth dividend (30.04.02)	0.0631
Price movements during the period	
Beginning (28.12.01)	9.41
High	9.95
Low	8.52
Last (28.03.02)	9.60
Market capitalization (millions)	44,729.9
Per share data	
Net attributable income in the half	0.14
Book value	4.16
Price / Book value (times)	2.31
P/E ratio (times)	16.68

Comparative performance of share price

January 14, 1999 to March 28, 2002


175
150
125
100
75
50
SAN
Ibex financial
Ibex 35
14.1.1999
28.3.2002

Santander Central Hispano

Investor Relations
Plaza de Canalejas, 1
28014 Madrid (Spain)
Tel. 3491 558 10 31 · 3491 558 20 40 · 3491 558 13 70
Fax: 3491 558 14 53 · 3491 522 66 70
www.gruposantander.com/inversores
www.gruposantander.com/investor

Legal Head Office: Pº de Pereda, 9-12. Santander. Spain · Tel. 34942 20 61 00
Operational Head Office: *Pl. de Canalejas, 1. Madrid. Spain · Tel. 3491 558 11 11*

Santander Central Hispano

Item 2

ACTIVITY AND RESULTS

April 29, 2002

Santander Central Hispano

Santander Central Hispano cautions that this presentation contains forward looking statements. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates, and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America.

Agenda

- **First quarter 2002: Earnings and business**
- Management priorities
- Conclusions
- Management priorities
  - Analysis by business area

The first quarter results move the Group close to its goals for the year ...
EUR Million

	2002 goal	Q1 2002
■ Net attributable income	towards 2,700	670,5
■ Annual reduction in costs (*)	> 500	146
■ Efficiency ratio	< 52%	51.0%
■ BIS ratio	12%	12.16%

(*) In real terms

... with a good performance in all business areas ...

Net attributable income	% var. Q1'02/Q1'01
European Retail Banking	**+12.7**
■ Santander Central Hispano	+8.0
■ Banesto	+5.6 (*)
■ Portugal	+50.9
■ Consumer Financing	+16.7
■ On-line Banking	+19.5
Retail Banking Latin America	**+21.6 (**)**
Asset Management and Private Banking	**+4.3 (***)**
Global Wholesale Banking	**+27.4**
Total operating areas	**+16.8**
Excluding Argentina	**+25.6**

(*) Affected by the higher tax burden in 2002. Income before taxes: +16%
(**) Excluding Argentina: +45.4%
(***) Excluding Argentina: +13.6%

Argentina

- Argentina was consolidated in the quarter in accordance with the Bank of Spain and on the basis of provisional data
- Total income obtained in Argentina (according to local criteria) has been neutralized
- Impact on reserves of the additional depreciation of the peso: EUR 380 million
- The special reserve of EUR 1,287 million that covers the Group's total investment in Argentina (including fund management companies) is maintained.Our presence depends on a viable and profitable financial system

Good performance of the Group's net operating income

EUR Million

	Jan-Mar 2002	% Total var.	% var. excl. Argentina
Net interest revenue	2,461.6	2.01	5.35
Basic revenue	3,561.2	-0.43	4.26
Net operating revenue	3,807.3	-0.23	4.24
Net operating income	**1,565.8**	**12.38**	**20.05**
Net attributable income	**670.5**	**0.34**	**9.60**

Growth path recovered in net operating revenue (excluding dividends) ...

EUR Million



3,427
3,467
3,414
3,567
3,594
Total Group (*)
Q1 '01
Q2 '01
Q3 '01
Q4 '01
Q1 '02

(*) Excluding Argentina

... with a good performance of costs ...

% var. Q1'02 / Q1'01	
Spain	-2.4
Abroad	-8.2
Total (*)	**-5.8**

Efficiency ratio



55.7%
51.0%
Q1'01
Q1'02

(*) Excluding Argentina

... underscored by the strong growth in net operating income (excluding dividends) ...

EUR Million



1,175
1,188
1,251
1,337
1,443
Total Group (*)
Q1 '01
Q2 '01
Q3 '01
Q4 '01
Q1 '02

(*) Excluding Argentina

... and net attributable income
EUR Million



Net attributable income
612
637
611
572
671
Total Group (*)
Q1 '01
Q2 '01
Q3 '01
Q4 '01
Q1 '02

(*) Excluding Argentina

NPLs remain under control and NPL coverage is higher

NPL ratio



Latin America
4.18%
3.19%
Total
2.27%
1.94%
Spain
0.80%
0.98%
Mar'01
Mar'02

NPL coverage



Spain
201%
188%
Total
128%
152%
147%
Latin America
118%
Mar'01
Mar'02

Santander Central Hispano

Sound financial position

BIS ratio



BIS ratio
12.16%
Tier II
4.14%
Rest of Tier I
2.87%
Core Capital
5.15%
8.02%
Mar'02

Estimated BIS ratio including unrealized capital gains (*)



BIS ratio
17.6%
Tier II
6.6%
Rest of Tier I
3.0%
Core Capital
8.0%
11.0%
Mar'02

(*) If unrealized capital gains net of taxes (including those obtained from the sale of the stake in Dragados) applied to goodwill amortization

Santander Central Hispano

Business Areas. New structure

European Retail Banking	Retail Banking Latin America (*)	Asset Mgmt & Private Banking	Global Wholesale Banking	Corporate Center
Santander Central Hispano Retail Banking	Brazil	Asset Management	Global Corporate Banking	
Banesto	Mexico	Bancassurance	Investment Banking	
Portugal (*)	Chile	Private Banking	Treasury and Capital Markets	
Consumer Financing in Europe	Puerto Rico			
On-line Banking	Venezuela			
	Other			

(*) A global view of results and activity in the nregion is also provided including Asset Management & Private Banking and Global Wholesale Banking

European Retail Banking
Results, performance and structure
EUR Million

	Q1'02	Q1'01	% var. Q1'01
Net interest revenue	1,085	1,030	5.3
Net operating revenue	1,559	1,506	3.5
Net operating income	643	579	11.1
Net attributable income	367	326	12.7
Efficiency ratio	52.2	54.4	-2.2 p.
ROE	19.2	17.6	+1.6 p.



367=100%
Santander Central Hispano Retail Banking
50%
Banesto
29%
Portugal
13%
Cons. Finance On-line Banking
9%
-1%

(*) Structure of net attributable income

European Retail Banking
Q1'02 results
EUR Million and % variation over Q1'01

	SAN Retail Banking		Banesto		Portugal		Consumer Financing (*)	
	Q1'02	% var.	Q1'02	% var.	Q1'02	% var.	Q1'02	% var.
Net interest revenue	531	5.1	250	7.4	174	0.9	119	10.8
Net operating revenue	802	1.9	370	6.7	220	-0.1	138	10.8
Net operating income	326	8.5	151	17.4	100	9.8	67	13.1
Net attributable income	184	8.0	107	5.6	48	50.9	33	16.7
Efficiency ratio	52.8	-1.3 p.	51.0	-3.8 p.	48.4	-3.7 p.	48.5	-1.5 p.
ROE	20.6	+1.2 p.	19.5	-0.2 p.	16.0	+5.5 p.	21.9	+2.5 p.

(*) AKB not included as it has not yet been consolidated

European Retail Banking
Recent business performance in Spain (*)

	% var. Year-on-year	Market position
Loans	+10.2	■ Improved in individual clients
Mortgages	+18.5	
Deposits	+8.7	■ Improved in transactional funds ■ Improved in time deposits in the last quarter
Mutual Funds	-2.3 (**)	■ Market share and leading position maintained
Pension Funds	+13.8	■ Position maintained in individual clients. Leadership preserved
Insurance:		■ Improvement in life, households and collectives, but market share still small
Life+ household premiums	+40.0	
Prov. retirement plans	+49.8	

(*) Santander Central Hispano network + Banesto Retail Banking
(**) "Supersatisfacción" Deposit not included

European Retail Banking
Recent business performance in Banesto (*)

	% var. Year-on-year	Market position
Loans	+16.3	■ Improvement in individual clients with jump in mortgages
Mortgages	+23.4	
Deposits	+7.8	■ Position maintained in saving accounts and time deposits
Mutual Funds	+12.9	■ Continued gain
Pension Funds	+5.4	
Insurances:		
Life + household pemiums	+18.4	■ Improvement in retirement plans and households
Prov. retirement plans	+46.1	

(*) Retail Banking. Data included in previous table

European Retail Banking
Recent business performance in Portugal

	% var. Year-on-year	Market position
Loans	+14.8	■ Improvement in mortgages and consumer loans
Mortgages	+25.9	■ Improvement in individual clients
Deposits	+8.8	■ Improvement in transactional funds
Mutual Funds	+41.3	■ Sharp rise (from 10.4% to 13.7%)
Pension Funds	+19.0	
Life insurances (new business)		■ Reaching critical mass

European Retail Banking
Recent business performance in Consumer FInancing

	% var. Year-on-year	Market position
Auto financing	+15.7	■ Widespread increase in market share in all areas
Direct financing	+10.8	■ Increase in the ratio of converion of indirect clients into direct ones
Number of clients	+6.3	■ Significant growth in customer base
Insurance fees	+26.3	■ Good performance of the sale of products to third parties

Retail Banking Latin America
Results
EUR Million

	Q1'02	Q1'01	% var. Q1'01(*)
Net interest revenue	1,309	1,397	-1.5
Net operating revenue	1,861	1,917	4.5
Net operating income	787	703	26.0
Net attributable income	368	303	45.4
Efficiency ratio	49.4	55.5	-7.9 p.
ROE	29.3	25.3	4.3 p.

(*) Excluding Argentina

(*) Change in the perimeter of consolidafion due to the increased stake in Banespa (from 33% in Q1'01 to 98% in Q1'02) which only affects minority interests and the bottom line

Santander Central Hispano

Retail Banking in America generates 83% of the region's total earnings

Performance

	Q1 2002	% var. (*)
Retail Banking	368	45.4
Rest (**)	76	29.5
TOTAL	**444**	**42.4**

Structure


Rest
17%
Retail
Banking
83%

(*) Excluding Argentina
(**) Includes Asset Mgmt & Private B. and Global Wholes. Banking

Latin America (*): four main markets
EUR Million

	Net operating income		Net attributable income	
	Q1'02	% var.	Q1'02	% var.
Brazil	388.8	32.5	240.4	177.6
Mexico	223.2	31.0	204.1	70.6
Chile	144.7	-11.4	74.3	-20.2
P. Rico	39.0	-2.7	7.1	-38.4
Subtotal	**795.6**	**19.3**	**526.0**	**69.2**
Rest	220.1	-16.7	41.2	-64.7
Charges	-107.0	--	-123.4	--
TOTAL	**908.8**	**12.7**	**443.8**	**20.6**

(*) Includes Asset Mgmt & Private B. and Global Wholes. Banking

Santander Central Hispano

Retail Banking Latin America
Business volumes
EUR Million

	31.03.02	% var. (*)
Loans (gross)	50,667	-6.5
Customer funds on balance sheet	66,150	+1.5
Mutual funds	16,201	+39.3
Pension funds	12,172	+23.3
Total customer funds	98,613	+8.7

(*) Excluding Argentina

Asset Management and Private Banking Results

EUR Million

	Q1'02	Q1'01	% var. Q1'01 (*)
Net interest revenue	26	32	-15.5
Net operating revenue	246	258	8.1
Net operating income	139	131	19.5
Net attributable income	90	87	13.6
Efficiency ratio	40.3	43.8	-2.6p.
ROE	68.1	86.1	-27.5 p.

(*) Excluding Argentina

Global Wholesale Banking
Results
EUR Million

	Q1'02	Q1'01	% var Q1'01
Net interest revenue	128	121	5.2
Net operating revenue	276	266	4.1
Net operating income	171	155	10.2
Net attributable income	112	88	27.4
Efficiency ratio	36.0	39.8	-3.8 p.
ROE	24.6	16.5	+8.1 p.

Summary of the quarter's results

Positive points

- Business in Spain changes trend
- Better costs performance
- NPLs under control
- Performance of Latin America

Negative points

- Argentina
- Growth in fee income still weak

Better outlook than at the beginning of the year, although we are still holding to our forecasts

Agenda

- First quarter 2002: Earnings and business
- **Management priorities**
- Conclusions
- Management priorities
  - Analysis by business area

Santander Central Hispano has grown at a fast pace

Net operating income


EUR Million
2,949
5,944
CAGR = 26%
1998
2001

Net attributable income


EUR Million
1,250
2,486
CAGR = 26%
1998
2001

EPS


EUR
0.341
0.545
CAGR = 17%
1998
2001

Market capitalization


EUR Billion
27.2
43.8
+61%
14-01-99
2001

Today we are among the leaders in those markets where we operate...

	Ranking	Market share (*)
Iberian Peninsula	**1st**	**17%**
■ Spain	1st	20%
■ Portugal	3rd	10%
Latin America	**1st - 2nd**	**10% - 11%**
■ Brazil (Sao Paulo)	2nd	10%
■ Mexico	3rd	12%
■ Chile	1st	25%
■ Puerto Rico	2nd	17%
■ Venezuela	1st - 2nd	13%

(*) Deposits + Mutual funds as percentage of the whole Banking System

... and we have a diversified business structure

Distribution of loans



(**) Retail Banking Latam 29%
European Retail Banking 59%
11%
Asset M. & Priv. B. 1%
Global Wholesale Banking

Distribution of net attributable income (*)



Retail Banking Latam 34%
European Retail Banking 34%
8%
13%
11%
Asset M. & Priv. B.
Portfolio
Global Wholesale Banking

(*) Corporate Center not included except for the Portfolio
(**) 70% of loans in América, in "Investment Grade" countries (Mexico, Chile, P. Rico)

In order to continue this progress Santander Central Hispano is revising its priorities

- Step up activity in all businesses in order to boost revenues
- Develop a culture of customer bonding, satisfaction and loyalty
- Greater cost savings
- Make technology a competitive advantage

- **Short-term measures to increase revenues**
- **New plan until December 2003 to optimize the Group's organic development**

Stepped up activity and higher revenues

European Retail Banking	■ Focused on the customer base. Da Vinci Project ■ Optimization measures for revenues and commissions
Retail Banking Latin America	■ Focus on profitable growth in market share ■ Strengthening of "regional dimension" products (cards, insurance, foreign trade) ■ "Office Project" → exploit branch networks
Asset Management & Private Banking	■ Focus on Bancassurance and mutual funds in Europe and Latin America
Global Wholesale Banking	■ Focused on customers ■ Optimize consumption of capital
Portfolio	■ Maximize revenues ■ Optimize consumption of capital

Greater cost savings in the short term.
Staff in 2002

Staff	Last 12 months	Latest quarter
Spain (*)	-3,000	-825
America	-11,962	-1,260
Rest	-367	-192
TOTAL	**-15,329**	**-2,277**

Make technology a competitive advantage for the Group

	Merger	Today	18 - 30 months
Spain	■ Santander ■ BCH ■ Banesto	SAN at the market standard The best in Spain	**New Platform**
Portugal	■ Totta ■ CPP ■ Santander	One platform, shared and improved	
Latin America	Many systems		**Altair**

Agenda

- First quarter 2002: Earnings and business
- Management priorities
- **Conclusions**
- Management priorities
  - Analysis by business area

We are developing a new model of profitable growth based on ...

- The best customer base in Spain and Portugal, and in the most attractive Latin American markets
- Our own sales culture, which has a proven track record
- A business model based on greater customer affinity and loyalty
- The development of a very efficient organization, with our own and superior technology
- A risk management structure

Agenda

- First quarter 2002: Earnings and business
- Management priorities
- Conclusions

Management priorities

- Analysis by business area

Retail Banking in Spain

Recover and develop our strengths in 2002

Strengths	Measures
Brand image (SAN, Banesto)	Strengthen
SAN culture of sales	Recover "sales machine". Already begun in Q1'02
Product innovations	Supersatisfacción deposit
The best customer base	From the culture of product to one of customers (closer links, greater loyalty)

Retail Banking in Spain
Our base of individual clients has the greatest potential

Market share of clients in Spain



Average: 21% (e)
Professionals
32%
Mass market
20%
Young people
15%
Affluent market
28%
Private Banking
35%

- **Leaders in all savings / investment products**
- **Leaders in private banking**

Source: Nielsen
Note: includes Banesto

Santander Central Hispano

Banesto: adds more value to the Group with independent management and brand



Earnings
CAGR '95 / '01
Reduction in operational resources
% var. '95 / '01
Improved Efficiency
'95 / '01 p.p.
26%
14%
22%
10%
-31%
-17%
-27%
-17%
-27.4
-13.4
Net oper. income
IBT
Staff
Branches
Efficiency ratio
Banesto
Average for banks

Portugal (*)
After integration: growth and profitability

Market share (%)


2000
2001
10.6
11.0
10.7
11.3
10.4
13.7
Lending
Mortgages
Mutual F.

Efficiency ratio (%)


51.6
46.9
Q1'01
Q1'02

ROE (%)


11.9
17.0
Q1'01
Q1'02

(*) Includes Retail Banking + Asset Mgmt & Private B. and Global Wholes. Banking

Santander Central Hispano

Consumer Financing in Europe
Reasons for expansion

Strategic positioning

- Capturing of low cost clients with affinity option and "cross-selling"
- Low presence of banks in this business

Business attractive in itself

- High spreads and profitability in a context of low interest rates
- Not very mature and highly fragmented market: natural growth opportunity and through acquisitions

Opportunity of synergies

- Coordination: treasuries, securitization
- Specific savings projects: share best practices

Consumer Financing in Europe
Position in Europe after the acquisition of AKB



Germany
Portugal
Spain
Italy
Poland
Czech Republic
Hungary
Austria

- Franchise, to vary in degrees, in 8 countries (*)
- Market shares:
  - Hispamer: 12.5%
  - CC-Bank: 3.0% (**)
  - AKB: 10.2% (**)
  - Finconsumo: 4.3%
- 2002 goals:
  - Efficiency ratio < 45%
  - Proforma net attributable income: EUR 200 million

(*) In Czech Republic, Hungary and Austria through CC-Holding; in Poland through AKB
(**) On companies specialized in financing vehicles

Latin America: attractive market for reasons of cultural affinity, growth potential and profitability

Our management strategy

- Differentiated policies under creating value criteria
  - Countries: focus on the most attractive markets: Brazil, Mexico, Chile and Puerto Rico
  - Businesses: focus on generating recurrent revenues
- Strict risk management
- Common technological platform (Altair)

Consolidate ourselves as the best Group in the countries where we operate

Brazil

Strategy

- Further integration of Banespa and Santander Brazil
- More sales teams
- Develop fee income based business: funds, cards, insurance

Business performance since the acquisition

- Clients: +500,000
- Mutual funds: market share from 4.2% to 4.4% (Brazil accounts for 70% of the whole region in this business)
- Cards: +1.2 million
- Insurance policies: +1.7 million

Cost savings

- Personnel + general expenses (*): EUR -36 million (-9.6%) over Q1'01
- Improved efficiency: Q1'02: 40.8% (-13.5 p.p.)

Brazil: the region's big banking market ...

Loans


P. Rico
12%
Brazil
45%
Chile
18%
25%
Mexico

Deposits + Funds


P. Rico
9%
Chile
8%
Brazil
59%
24%
Mexico

... by critical mass ...
EUR Billion


Loans
125
65
45
34
684
Brazil
Mexico
Chile
P. Rico
Iberian Pen.


Customer funds
299
149
40
36
818
Brazil
Mexico
Chile
P. Rico (*)
Iberian Pen.


Net commissions
9.0
2.5
0.4
0.8
7.8
Brazil
Mexico
Chile
P. Rico
Iberian Pen.


Net attributable income
5.0
1.3
0.8
0.9
9.7
Brazil
Mexico
Chile
P. Rico
Iberian Pen.

Data as of December 2001
(*) Only deposits

Santander Central Hispano

... and by growth in banking business, within the most attractive markets

CAGR 98/01 (%) (*)



+13%
+18%
-0,4%
+8%
+8%
+12%
+12%
10%
Brazil
Mexico
Chile
P. Rico (**)
Loans
Deposits + Mutual funds

(*) On the basis of local criteria, relative to the peer group and private banks.
Source: own estimates
(**) Only deposits

Santander Central Hispano

Mexico

Strategy

- Consolidate ourselves among the country's three largest banking groups
- Consolidate our leading position by profitability, efficiency, balance sheet strength and asset quality
- Greater integration: The two banks in Altair in 2002

Business

- Increase in market share of loans (from 9% to 11.3% in 12 months)
- Jump in deposits + mutual funds (*): +14%
- Better mix of deposits: demand + saving accounts, from 38.4% to 50.2%
- Innovation: Serfin Light and Superfondos

(*) Exchange rate effect excluded

Chile. Acquisition of Banco Santiago

Strategy

- Consolidate the Group as the country's leader
  - 78.95% of Banco Santiago after the acquisition of a 35.45% stake (outlay: US$ 670 million)
  - Merger process (Santander Chile and Banco Santiago) initiated
  - Common technological platform (Altair)
  - Consolidate leading position by profitability, efficiency and ROE

Business

- Almost 2 million banking customers
- Increase in market share (year-on-year):
  - +200 basis points in deposits to 27.2%
  - +20 basis points in loans to 27.6%

Santander Central Hispano

Item 3

Appendix

- Group results
- Risk management
- European Retail Banking
    - Spain
        - Santander Central Hispano Retail Banking
        - Banesto
    - Portugal
    - Consumer Financing in Europe
    - On-line Banking
- Retail Banking in Latin America
- Asset Management and Private Banking
- Global Wholesale Banking
- Royal Bank of Scotland
- Portfolio
- Quarterly results by business areas according to new criteria

Appendix

- **Group results**

Good performance of Group net operating income, although penalized by Argentina

EUR Million

	Jan-Mar 2002	Jan-Mar 2001	% total var.	% var. excl. Argentina
NET INTEREST REVENUE	2,461.6	2,413.0	2.01	5.35
Net fees and commissions	1,099.7	1,163.4	-5.48	1.85
BASIC REVENUE	3,561.2	3,576.4	-0.43	4.26
Trading gains	246.1	239.7	2.64	4.04
NET OPERATING REVENUE	3,807.3	3,816.2	-0.23	4.24
Personnel + general expenses	-1,943.6	-2,126.8	-8.62	-5.83
Other operating costs	-297.9	-296.1	0.64	5.96
NET OPERATING INCOME	1,565.8	1,393.3	12.38	20.05

This performance is not fully reflected in the bottom line because of reduced extraordinary income

EUR Million

	Jan-Mar 2002	Jan-Mar 2001	% total var.	% var. excl. Argentina
NET OPERATING INCOME	1,565.8	1,393.3	12.38	20.05
Income from equity-acc. holdings	176.8	225.0	-21.42	-22.15
Net provisions for loan-losses	-491.5	-359.4	36.76	-14.64
Goodwill amortization	-152.9	-351.0	-56.44	-56.44
Group transactions + extraord.	-33.3	263.7	--	--
Corporate tax + Minority interests	-394.3	-503.3	-21.65	-9.33
NET ATTRIBUTABLE INCOME	670.5	668.3	0.34	9.60

Main business items of the Group
EUR Million

	31.03.02	% total var.	% var. excl. Argentina
Loans (gross)	176,508	0.8	2.6
Customer funds on balance sheet	236,795	6.0	8.5
Mutual funds	72,037	9.1	11.4
Pension funds	18,463	-5.8	19.5
Total customer funds	334,984	5.7	9.3

Appendix

- **Risk management**

Credit risk Santander Central Hispano Group
EUR Million

Spain: 114,861



72,258
30,339
12,264
Parent Bank
Banesto
Rest

Rest of Europe: 31,917



3,450
22,268
6,199
Germany
Portugal
Rest

Group total : 206,728



Rest 2.8%
Argentina 2.2%
Latam. 24.0%
Rest of Europe 15.4%
Spain 55.6%
Europe 71.0%

Latin America: 54.199



4,638
6,904
14,794
17,688 (*)
5,510
1,887
2,815
Argentina
Brazil
Chile
Mexico
P.Rico
Venezuela
Rest

(*) Includes IPAB bond, Fobaproa paper totalling EUR 8,722 Million

Group NPLs under tight control...

NPL ratio (%)



2.41
2.26
2.13
1.86
1.94
Jn'00
Dc'00
Jn'01
Dc'01
Mr'02

Spain



0.77
0.81
0.76
0.88
0.98
Jn'00
Dc'00
Jn'01
Dc'01
Mr'02

Latin America



5.12
4.52
3.97
3.32
3.19
Jn'00
Dc'00
Jn'01
Dc'01
Mr'02

... with increased NPL coverage

NPL coverage ratio (%)



113
123
137
143
147
Jn'00
Dc'00
Jn'01
Dc'01
Mr'02

Spain



189
192
217
206
188
Jn'00
Dc'00
Jn'01
Dc'01
Mr'02

Latin America



96
110
125
129
152
Jn'00
Dc'00
Jn'01
Dc'01
Mr'02

Santander Central Hispano

Loan - loss provisions
Specific allocations (*). EUR Million



2001
Mar'01-Mar'02
0.66%
0.77%
0.18%
0.24%
0.41%
0.58%
1.71%
2.07%
Group total
Spain
Rest of Europe
Latin America

(*) Specific allocations, excluding statistical and generic provisions

Latin America: lower NPLs and higher coverage

In percentage terms

	NPL ratio		NPL coverage	
	Mar'02	Mar'01	Mar'02	Mar'01
Brazil	4.28	6.43	166.7	151.7
Chile	3.08	2.30	118.3	136.8
Mexico	1.23	2.76	318.8	108.6
Puerto Rico	2.64	1.82	104.1	112.1
Subtotal	**2.48**	**3.12**	**168.4**	**130.8**
Rest	6.59	7.75	121.1	101.4
Total Latin America	**3.19**	**4.18**	**151.6**	**118.3**

70% of the risk is in investment grade countries (*)

NPL coverage

Doubtful loans	100%
Bad debts	100%
Under special watch	25%

(*) Chile, Mexico and Puerto Rico

Reduced risk index of the main countries where we operate



1500
1250
1000
750
500
250
2-Apr-01
17-Apr-01
01-may
01-may
01-may
01-jun
01-jun
01-jul
01-jul
9-Aug-01
23-Aug-01
01-sep
01-sep
01-oct
01-oct
01-nov
01-nov
10-Dec-01
24-Dec-01
09-Jan-2002
24-Jan-2002
02-feb
02-feb
02-mar
02-mar
08-Apr-2002
EMBI + AJ
EMBI exArg
A4
B4

Note: country-risk synthetic imdices in Brazil, Mexico, Chile and Puerto Rico
A4- weighted by the countries' GDP (US$) in 2002
B4- weighted by each country's net attributable income in 2001

Santander Central Hispano

VaR Total Trading
US$ Million



MM de USD
45
40
35
30
25
20
15
10
MAX (42.4)
MIN (11.6)

Confidence level: 99%

Appendix

- Retail Banking in Spain

Retail Banking in Spain (including Banesto): Business
EUR Million



Gross customer loans (*)
+10.2%
32,900
27,768
+18.5%
12,276
12,556
+2.3%
+12.7%
8,032
9,051
+4.6%
2,837
2,969
-0.9%
12,627
12,517
Mortgages
Secured loans
Commercial paper
Leasing
Rest
Mar'01
Mar'02

(*) Securitization included

Retail Banking in Spain (including Banesto): Business
EUR Million



Total customer funds
+8.7%
18,212
19,607
+7.7%
+8.6%
13,625
14,793
21,506
23,560
+9.5%
43,949
42,941
-2.3% (*)
+13.8%
4,504
5,126
Demand deposits
Saving accounts
Time deposits
Mutual funds
Pension funds
Mar'01
Mar'02

(*) Excluding "Supersatisfacción" Deposit

Santander Central Hispano

Return and cost in Retail Banking in Spain (including Banesto)

In percentage and p.p.



Return
5.95
5.56
5.15
5.07
5.17
5.35
5.76
6.10
6.29
6.25
6.12
5.93
5.52
Spread
4.53
4.33
4.02
3.87
3.89
3.93
4.19
4.28
4.38
4.42
4.41
4.40
4.22
Cost
1.42
1.22
1.13
1.20
1.28
1.42
1.57
1.82
1.90
1.84
1.72
1.52
1.30
Q1'99
Q2
Q3
Q4
Q1'00
Q2
Q3
Q4
Q1'01
Q2
Q3
Q4
Q1'02

Note: SAN network + Banesto network + Hispamer

Santander Central Hispano

Appendix

- **Santander Central Hispano Retail Banking**

Santander Central Hispano Retail Banking

Increased revenues and market share

- Recover the "sales machine" (proven potential)
- Da Vinci, single business model. Complete in summer 2002
- Product innovation ("Supersatisfacción" Deposit, pension plans ...)

Capturing (examples)

- "Supersatisfacción" Deposit
  - EUR 3,000 million in 2 months + another 1,000 mill. already covered
- Pension plans
  - EUR 800 million in Christmas + EUR 270 million in Q1'02

Cost savings

- Complete Network Optimization Plan (331 closures until April)
- Staff reduction (branches and Central Services)

Santander Central Hispano Retail Banking: Business
EUR Million

Gross customer loans (*)



+8.3%
20,901
24,429
+16.9%
10,293
10,469
+1.7%
+15.2%
6,080
7,006
+4.4%
2,412
2,519
-7.3%
9,205
8,534
Mortgages
Secured loans
Commercial paper
Leasing
Rest
Mar'01
Mar'02

(*) Securitization included

Santander Central Hispano Retail Banking: Business
EUR Million

Total customer funds



+9.0%
13,626
14,637
+7.4%
+7.2%
9,443
10,125
16.082
17,903
+11.3%
36,363
34,377
-5.5% (*)
+16.3%
3,487
4,055
Demand deposits
Saving accounts
Time deposits
Mutual funds
Pension funds
Mar'01
Mar'02

(*) Excluding "Supersatisfacción" Deposit

Santander Central Hispano

Appendix

- Banesto

Banesto Retail Banking in Spain
EUR Million

Gross customer loans (*)



+16.3%
+23.4%
6,866
8,471
+5.2%
1,984
2,087
+4.8%
1,952
2,045
+5.9%
425
450
+16.4%
3,422
3,983
Mortgages
Secured loans
Commercial paper
Leasing
Rest
Mar'01
Mar'02

(*) Securitization included

Banesto Retail Banking in Spain
EUR Million



Total customer funds
+7.8%
+8.4%
4,586 4,970
Demand deposits
+11.6%
4,182 4,668
Saving accounts
+4.3%
5,424 5,657
Time deposits
+12.9%
7,586 8,565
Mutual funds
+5.4%
1,016 1,071
Pension funds
Mar'01 Mar'02

Santander Central Hispano

Better performance than the sector's average, enabling it to gain market share ...



Lending
+0.68
6.43%
6.61%
7.05%
7.11%
1999
2000
2001
Feb'02
Deposits + Funds
+0.41
7.02%
7.03%
7.36%
7.43%
1999
2000
2001
Feb'02

% of total commercial banks

... and in strategic products



Mortgages
+0.45
6.53%
6.56%
6.98%
6.98%
1999
2000
2001
Feb'02
Mutual funds
+1.60
5.79%
5.86%
7.04%
7.39%
1999
2000
2001
Feb'02

% of total commercial banks

Banesto. Business model
Two key sectors

Revenue growth

- Customer-focused
- Segmentation
- Greater customer affinity and profitability
- Multi-channel management
- Business parameters that impact on value
- Quality management

Flat costs

- Migration to channels
- Internetization of the Bank (in 2001: 90%)
- Outsourcing
- Franchising

Lower costs by customer, product and transaction

Backed up by the best technology in Spanish banks

Appendix

- ❑ **Portugal**

Portugal: building the best retail bank

Our bases

- Close and similar market
- Adequate segmentation (3 networks)
- We are the largest foreign banking Group: fourth by assets and third by income

Our strategy

- Strong brand recognition
  - Totta (successfully rejuvenated)
  - Santander (noteworthy among high income)
  - Predial (mortgage leader)
- Economies of scale in Spain and Portugal
  - Technology
  - Business model (Da Vinci)
- Exploit our strong customer base potential. Initial target: lift the market share from 10% to 14%

Portugal: market share gain in key products
In percentage points



10.6
11.0
10.7
11.3
10.4
13.7
13.9
15.3
1.2
6.6
Loans
Mortgages (stock)
Mutual funds
Structured deposits
Life insurance (new business)
Dec'00
Dec'01

Santander Central Hispano

Appendix

❑ Consumer Financing in Europe

Consumer Financing in Europe
Strategic objectives 2002

- In Germany, the integration of CC-Group and AKB Bank strengthens the Group's strategic position
- In Eastern Europe, selective increase of our presence in Poland, Czech Republic, Hungary and Austria
- In Spain, development by Hispamer of the second hand vehicle market
- Optimization of shareholders' equity: assets securitization
- Four specific projects identify synergies to save EUR 58 Million in the first three years

Appendix

- ❑ On-line Banking

On-line Banking to focus on Europe

Total investment in Patagon: US$ 806 million (*)

- Current book value: US$ 64 million
- Goodwill pending amortization: US$ 543 million

Basic objective: Become profitable in Spain and Germany

(*) Capital increase included

Patagon Spain: moving towards a profitable model of direct banking (I)

- Great capacity to capture funds ...
- ... with a continuous rise in market share

Deposits (*)



447.4
980.2
1,917.8
2,108.7
Dec'99
Dec'00
Dec'01
Feb'02

Market share of total commercial banks (*)



0.31%
0.61%
1.08%
1.21%
Dec'99
Dec'00
Dec'01
Feb'02

(*) Balances other resident sectors excluding REPOs

Santander Central Hispano

Patagon Spain: moving towards a profitable model of direct banking (II)

- A model to capture funds with reduced general expenses ...
- ... will produce a better performance

Advertising cost per EUR 6,000 captured



120
85
Patagon
Average of main competitors

Net income (*)	2001	2000
Patagon	-16.2	-42.0
Uno-e	-34.8	-39.4
Activo Bank	-24.0	--
Popular-e	-0.6	-2.5
ING Direct	n/a	n/a

(*) Source: AEB

Appendix

- **Retail Banking Latin America**

Total Latin América I (*)
EUR Million

	Jan-Mar 2002	Jan-Mar 2001	% total var.	% var. excl. Argentina
NET INTEREST REVENUE	1,328.2	1,411.4	-5.89	-0.94
Net fees and commissions	514.4	582.0	-11.61	3.43
BASIC REVENUE	1,842.6	1,993.4	-7.56	0.20
Trading gains	209.7	117.6	78.22	90.77
NET OPERATING REVENUE	2,052.3	2,111.0	-2.78	5.51
Personnel + general expenses	-984.1	-1,143.7	-13.96	-9.20
Other operating costs	-159.4	-161.0	-1.02	9.39
NET OPERATING INCOME	908.8	806.2	12.72	27.41

(*) Retail Banking + Asset Management & Private Banking + Global Wholesale Banking

Total Latin América II (*)
EUR Million

	Jan-Mar 2002	Jan-Mar 2001	% total var.	% var. excl. Argentina
NET OPERATING INCOME	908.8	806.2	12.72	27.41
Income from equity-acc. holdings	9.2	16.3	-43.72	-50.11
Net provisions for loan-losses	-429.2	-145.8	194.48	86.65
Amortization of goodwill	--	--	--	--
Group transactions + extraord.	74.4	-103.7	--	-48.23
Corporate tax + Minority interests	-119.3	-204.9	-41.81	-12.66
NET ATTRIBUTABLE INCOME	443.8	368.1	20.56	42.40

(*) Retail Banking + Asset Management & Private Banking + Global Wholesale Banking

Investments in Argentina
EUR Million

	31.12.01	Devaluation	Goodwill	31.03.02
Banco Río	1,187	-315	+27	899
Banco Galicia	100	-33		67
Rest of subsidiaries	190	-32		158
Total investment (Book value + goodwill)	**1,477**	**-380**	**+27**	**1,124**
Special reserve	**1,287**			**1,287**
Deficit (-)/Surplus (+)	**-190**			**+163**

Management ranking in different markets
Santander vs. Peer Group; 2001

	Brazil*	Mexico*	Chile*	P.Rico*
Net attributable income	3rd	2nd	1st	3rd
ROE	1st	1st	1st	3rd
Efficiency ratio	2nd	1st	1st	3rd
Net fees / expenses	3rd	4th	2nd	2nd

(*) Peer Group - *Brazil*: BBrasil, CEF, Bradesco, Itaú, Unibanco, BBVA; *Mexico:* BBVA Bancomer, Citi Banamex, Bital, Banorte; *Chile:* Chile, BHIF, Crédito, Citibank; *P. Rico:* Popular, FirstBank

Source: own estimates according to published data

Santander Central Hispano

Comparative ranking in Latin America

Market share	Ranking	SAN	BBVA	Citigroup	HSBC
■ Loans	1st	10.4%	9.3%	9.1%	1.5%
■ Deposits	2nd	10.5%	12.0%	8.5%	1.7%
■ Mutual funds	1st	7.9%	4.5%	7.1%	4.9%
■ Pension funds	3rd	12.1%	27.6%	16.7%	3.6%

Source: Santander Central Hispano, Merrill Lynch Research, SSSB Research and MSDW Research

Santander Central Hispano

Customer loans (gross)

- Growth in Brazil, Mexico and Chile in local currency terms
- Risk reduction in Venezuela and in other countries



Market share
9.9%
10.4%
Mar '01
Latest available

	Balance		Share
EUR Million	Bal. 03.02	Var. 03.01 (%)	Latest available
Brazil	6,072	-12.5	4.3%
Mexico	17,241	-1.9	11.3%
Chile	13,545	-3.5	27.6%
P. Rico	5,316	1.8	12.9%
SUBTOTAL	**42,174**	**-3.7**	**11.2%**
Rest	8,493	-34.0	7.6%
TOTAL	**50,667**	**-10.6**	**10.4%**
Total excl. Argentina	46,458	-6.5	

Customer funds on balance sheet

- Growth priority in deposits
- Good performance in the large countries (Brazil without escrow funds or exchange rate: +4.0%)


Market share (*)
10.3%
10.5%
Mar '00
Latest Available

EUR Million	Balance: Bal. 03.02	Balance: Var. 03.01 (%)	Share (*): Latest available
Brazil	8,549	-11.0	4.6%
Mexico	24,356	14.3	14.9%
Chile	16,989	-0.4	27.2%
P. Rico	5,790	19.0	13.4%
SUBTOTAL	**55,683**	**5.4**	**11.2%**
Rest	10,467	-39.6	7.8%
TOTAL	**66,150**	**-5.7**	**10.5%**
Total excl. Argentina	62,737	1.5	

(*) Market share of deposits

Mutual funds

- **Good performance except in Argentina (due to the devaluation)**



Market share
7.3%
7.9%
Mar '01
Latest available

EUR Million	Balance: Bal. 03.02	Balance: Var. 03.01 (%)	Share: Latest available
Brazil	7,873	12.6	4.4%
Mexico	5,398	157.0	13.0%
Chile	1,775	-5.7	26.4%
P. Rico (*)	487	225.0	22.6%
SUBTOTAL	**15,533**	**39.6**	**7.7%**
Rest	668	-64.5	11.0%
TOTAL	**16,201**	**24.5**	**7.9%**
Total excl. Argentina	16,086	39.3	

(*) The market share includes managed portfolios.

Pension funds

- Strong growth except in Argentina
- Negative impact on market share due to Argentina's devaluation. The country has a high relative share in this business.

Market share



14.2%
12.1%
Mar '01
Latest available

	Balance		Share
EUR Million	Bal. 03.02	Var. 03.01 (%)	Latest available
Mexico	3,025	60.2	9.0%
Chile	4,620	3.0	11.1%
SUBTOTAL	**7,644**	**20.0**	**10.2%**
Rest	4,528	-41.2	17.8%
TOTAL	**12,172**	**-13.5**	**12.1%**
Total excl. Argentina	10,158	23.3	

Risk performance in accordance with Bank of Spain criteria

	NPL ratio (%)				
	Mar. 2002	**Dec. 2001**	**Sep. 2001**	**Jun. 2001**	**Mar. 2001**
Brazil	4.28	4.30	5.32	5.84	6.43
Mexico	1.23	1.49	1.68	1.60	2.76
Chile	3.08	3.01	3.34	3.61	2.30
Puerto Rico	2.64	2.45	2.21	2.21	1.82
SUBTOTAL	**2.48**	**2.57**	**2.94**	**3.06**	**3.12**
Rest	6.59	6.53	7.40	7.02	7.75
TOTAL	**3.19**	**3.32**	**3.98**	**3.97**	**4.18**

Risk performance in accordance with Bank of Spain criteria

	NPL coverage (%)				
	Mar. 2002	Dec. 2001	Sep. 2001	Jun. 2001	Mar. 2001
Brazil	166.7	175.0	148.2	151.8	151.7
Mexico	318.8	170.2	159.5	157.1	108.6
Chile	118.3	113.1	109.6	107.6	136.8
Puerto Rico	104.1	101.9	103.3	101.0	112.1
SUBTOTAL	**168.4**	**141.2**	**131.7**	**131.5**	**130.8**
Rest	121.1	108.0	120.4	115.1	101.4
TOTAL	**151.6**	**128.8**	**126.8**	**124.8**	**118.3**

Proven track record of management in Latin America
Attaining our goals ...
US$ Million

Net attributable income (*)



CAGR= 47.8%
468
585
1,010
1,510
1998
1999
2000
2001

(*) Retail Banking + Asset Management & Private Banking + Global Wholesale Banking

... despite the difficult economic environment
In percentage terms

GDP growth (%)


3.8
3.9
5.0
1.2
Average 90 / 98 = 4.2
90-92
93-95
96-98
99-01

... and with an average yearly depreciation of 10% in 1999 / 2001

Appendix

- **Asset Management and Private Banking**

Strategic points 2002:
Asset Management Spain

- Secure our leadership in market share
- Recover commissions from management
- Continued high levels of efficiency

Mutual funds (market share)



27.0%
26.0%
25.0%
24.0%
Dec-99
Feb-00
Apr-00
Jun-00
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Mar-02

Private Banking Spain

- Strong activity
- Segmentation focus: growth objective in high income segments
- Cost control: investments in prior years enable us to grow with constant costs

Assets under management (EUR Million)


+28%
17.5
22.4
Mar'01
Mar'02

Number of SIMCAVs


+122
+35
290
412
447
Dec '00
Dec '01
Mar '02

International Private Banking

- Strong business drive
- Fee income: +36%
- Cost control

Assets under management (EUR Million)



+21%
13.1
15.8
Mar'01
Mar'02

Net attributable income (EUR Million)



+11.0%
17.1
19.0
Mar'01
Mar'02

Efficiency ratio (%)



-3.4 p.p.
50.6
47.2
Mar'01
Mar'02

Santander Central Hispano

Asset Management America (excluding Argentina)

Assets under management (*) (EUR Million)


+25.8%
21.1
26.5
Mar'01
Mar'02

Net attributable income (EUR Million)


+22.3%
44.2
54.0
Q1 '01
Q1 '02

Efficiency ratio (%)


-4.5 p.p.
33.7
29.2
Q1 '01
Q1 '02

(*) Mutual funds + Pension funds + Insurance

Appendix

- **Global Wholesale Banking**

Global Wholesale Banking
Strategic priorities 2002

- Focused on cross selling with our global clients (more products and higher value added)
- Refocus business in Europe and US with sharp rise in activity
- Completion of the centralization of branches in Europe

Global Wholesale Banking. Key aspects 2002
Investment Banking

- Strengthen recurrent business in Europe and Latin America: equities and custody
- Consolidation of European expansion with the Frankfurt and Paris branches, and joint-venture in Italy (Bipielle)
- No. 1 in equities in Spain
  - We continued to increase market share in Q1'02


12.9
13.4
2001
Q1 '02

Santander Central Hispano Bolsa (%)


15.8
16.6
2001
Q1'02

Santander Central Hispano Bolsa + Banesto (%)

Appendix

- Royal Bank of Scotland

Royal Bank of Scotland

- High strategic content because of the reciprocal support in value generating operations: the two banks together can do things that one bank on its own cannot, although it may be big

- Financial contribution: high profitability

    - Annual profitability 1998-2001 due to recurrent income (equity-accounted holdings + dividends): 11.5%
    - Annual profitability 1998-2001 due to total income (including realized capital gains): 21%

- Equity contribution: unrealized capital gains of more than EUR 3,000 million

Appendix

- **Portfolio**

Portfolio. Strategic points 2002

- Manage unrealized cqpital gains to obtain the best returns on the basis of the markets' performance and divestment opportunities
- The losses of companies in development (SPFF provisions / equity-accounted holdings) will be less than the dividend revenue / equity-accounted holdings
- After the sale of 23.5% of Dragados, unrealized capital gains stand at EUR 2,500 million. The potential ones estimated by the Group are EUR 4,100 - 6,000 million

Portfolio strategy
Investment cost in EUR Million

	5,921	
Vodafone	1,125	■Sell according to share price and strategy of results
Funds	279	■Sell during the funds' maturity
Rest	950	■Sell in the short term
ONO	129	■Manage and analyze alternatives for increasing the value
auna	1,595 (*)	
Stable	1,843	■Protect the shareholder position ■Promote strategic actions

(*) When the TI stake is acquired (EUR 1,029 million)

Appendix

- Quarterly results by business areas according to new criteria

European Retail Banking
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1
Net interest revenue	**1,029.9**	**1,046.4**	**1,060.1**	**1,105.0**	**1,084.9**
Net fees and commissions	445.1	451.7	454.2	460.7	439.9
Basic revenue	**1,474.9**	**1,498.1**	**1,514.3**	**1,565.7**	**1,524.8**
Trading gains	30.9	33.6	11.3	34.4	34.3
Net operating revenue	**1,505.9**	**1,531.8**	**1,525.6**	**1,600.2**	**1,559.1**
Personnel and general expenses	(819.8)	(828.0)	(803.9)	(840.9)	(814.0)
a) Personnel expenses	(581.3)	(583.8)	(567.8)	(586.2)	(575.1)
b) General expenses	(238.4)	(244.2)	(236.1)	(254.8)	(238.9)
Depreciation	(89.0)	(89.9)	(93.8)	(101.4)	(94.2)
Other operating costs	(18.2)	(11.9)	(19.5)	(15.3)	(7.6)
Net operating income	**578.9**	**602.0**	**608.4**	**642.5**	**643.3**
Income from equity - accounted holdings	13.9	16.3	19.0	18.4	11.0
Other income	(11.9)	25.3	(23.7)	(9.6)	(9.3)
Net provisions for loan - losses	(131.0)	(142.0)	(128.8)	(161.0)	(129.9)
Goodwill amortization	0.0	0.0	0.0	0.0	(0.0)
Income before taxes	**449.9**	**501.7**	**475.0**	**490.3**	**515.1**
Net consolidated income	**342.3**	**387.4**	**369.3**	**368.6**	**383.5**
Net attributable income	**325.9**	**369.6**	**353.2**	**353.2**	**367.3**

Santander Central Hispano Retail Banking
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1
Net interest revenue	**505.6**	**528.3**	**529.1**	**543.1**	**531.4**
Net fees and commissions	267.6	276.2	265.2	271.4	261.8
Basic revenue	**773.2**	**804.5**	**794.4**	**814.5**	**793.2**
Trading gains	14.1	11.9	9.8	9.6	9.2
Net operating revenue	**787.3**	**816.4**	**804.1**	**824.0**	**802.4**
Personnel and general expenses	(426.0)	(428.4)	(421.6)	(432.5)	(424.1)
a) Personnel expenses	(322.7)	(319.0)	(316.0)	(320.1)	(323.8)
b) General expenses	(103.3)	(109.4)	(105.6)	(112.4)	(100.2)
Depreciation	(46.7)	(46.6)	(46.7)	(48.8)	(46.9)
Other operating costs	(14.1)	(9.8)	(17.1)	(10.2)	(5.5)
Net operating income	**300.4**	**331.5**	**318.7**	**332.5**	**325.9**
Income from equity - accounted holdings	0.0	0.0	0.0	0.0	0.0
Other income	4.8	3.9	1.8	(0.3)	1.6
Net provisions for loan - losses	(68.2)	(81.3)	(54.7)	(59.6)	(71.6)
Goodwill amortization	0.0	0.0	0.0	0.0	0.0
Income before taxes	**237.0**	**254.1**	**265.8**	**272.6**	**255.9**
Net consolidated income	**170.6**	**182.9**	**191.3**	**196.2**	**184.2**
Net attributable income	**170.5**	**182.4**	**190.5**	**195.9**	**184.1**

Banesto
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1
Net interest revenue	**232.9**	**242.0**	**252.2**	**259.1**	**250.1**
Net fees and commissions	104.1	106.0	105.2	105.1	106.8
Basic revenue	**337.1**	**348.0**	**357.4**	**364.2**	**356.9**
Trading gains	10.1	14.9	6.8	8.8	13.4
Net operating revenue	**347.1**	**362.9**	**364.2**	**372.9**	**370.3**
Personnel and general expenses	(190.1)	(191.0)	(187.1)	(201.2)	(188.8)
a) Personnel expenses	(141.9)	(142.8)	(139.4)	(142.7)	(140.3)
b) General expenses	(48.2)	(48.2)	(47.7)	(58.6)	(48.5)
Depreciation	(21.6)	(21.3)	(21.4)	(22.6)	(24.8)
Other operating costs	(6.8)	(4.8)	(5.4)	(8.2)	(5.7)
Net operating income	**128.6**	**145.7**	**150.4**	**140.9**	**151.0**
Income from equity - accounted holdings	14.3	14.4	17.9	17.1	9.5
Other income	2.7	29.3	(2.5)	1.9	11.6
Net provisions for loan - losses	(21.4)	(50.6)	(31.9)	(42.8)	(28.4)
Goodwill amortization	0.0	0.0	0.0	0.0	0.0
Income before taxes	**124.3**	**138.9**	**133.9**	**117.1**	**143.7**
Net consolidated income	**104.9**	**117.1**	**116.1**	**88.4**	**110.7**
Net attributable income	**101.1**	**113.0**	**112.2**	**85.0**	**106.7**

Portugal
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1
Net interest revenue	**172.3**	**173.1**	**174.0**	**181.3**	**173.9**
Net fees and commissions	40.9	38.9	38.8	46.0	41.9
Basic revenue	**213.2**	**212.0**	**212.9**	**227.3**	**215.8**
Trading gains	6.4	5.9	(2.8)	12.2	3.7
Net operating revenue	**219.6**	**217.8**	**210.1**	**239.5**	**219.5**
Personnel and general expenses	(114.4)	(114.9)	(106.2)	(118.1)	(106.2)
a) Personnel expenses	(75.3)	(79.1)	(69.8)	(79.6)	(66.3)
b) General expenses	(39.1)	(35.8)	(36.4)	(38.6)	(40.0)
Depreciation	(13.6)	(14.3)	(16.5)	(20.3)	(12.7)
Other operating costs	(0.4)	(0.3)	(0.5)	(0.8)	(0.4)
Net operating income	**91.3**	**88.3**	**86.9**	**100.3**	**100.2**
Income from equity - accounted holdings	(0.5)	0.7	0.9	0.2	0.6
Other income	(13.5)	(8.3)	(19.6)	(12.9)	(21.0)
Net provisions for loan - losses	(22.5)	13.0	(14.4)	(32.4)	(3.4)
Goodwill amortization	0.0	0.0	0.0	0.0	0.0
Income before taxes	**54.9**	**93.6**	**53.7**	**55.2**	**76.4**
Net consolidated income	**44.1**	**76.1**	**43.9**	**44.7**	**59.2**
Net attributable income	**31.8**	**62.7**	**34.0**	**34.6**	**48.0**

Total Portugal (*)
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1
Net interest revenue	**172.1**	**176.3**	**173.6**	**181.2**	**174.3**
Net fees and commissions	49.0	45.0	46.6	54.5	50.3
Basic revenue	**221.1**	**221.4**	**220.2**	**235.6**	**224.6**
Trading gains	8.8	7.1	16.8	15.7	10.0
Net operating revenue	**229.9**	**228.5**	**237.0**	**251.3**	**234.6**
Personnel and general expenses	(118.6)	(119.6)	(111.0)	(122.4)	(110.1)
a) Personnel expenses	(78.2)	(82.2)	(72.9)	(82.2)	(69.0)
b) General expenses	(40.4)	(37.3)	(38.1)	(40.2)	(41.1)
Depreciation	(13.9)	(14.6)	(16.8)	(20.7)	(13.1)
Other operating costs	(0.4)	(0.4)	(0.5)	(0.8)	(0.4)
Net operating income	**97.0**	**93.9**	**108.6**	**107.4**	**111.0**
Income from equity - accounted holdings	(0.5)	0.8	1.3	1.3	1.2
Other income	(12.1)	(7.8)	(31.7)	(12.5)	(22.0)
Net provisions for loan - losses	(20.3)	10.8	(11.9)	(32.2)	(3.1)
Goodwill amortization	0.0	0.0	0.0	0.0	0.0
Income before taxes	**64.1**	**97.7**	**66.4**	**64.0**	**87.1**
Net consolidated income	**51.4**	**78.8**	**53.3**	**53.4**	**67.8**
Net attributable income	**39.1**	**65.7**	**43.1**	**43.2**	**56.5**

(*) Retail Banking + Asset Management + Global Wholesale Banking

Consumer Financing in Europe
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1
Net interest revenue	**107.8**	**90.2**	**90.4**	**106.2**	**119.5**
Net fees and commissions	16.8	25.2	34.3	27.8	18.7
Basic revenue	**124.6**	**115.4**	**124.7**	**134.0**	**138.2**
Trading gains	0.3	0.5	(2.4)	1.0	0.1
Net operating revenue	**124.9**	**115.9**	**122.3**	**135.0**	**138.3**
Personnel and general expenses	(62.5)	(62.5)	(62.1)	(65.3)	(67.2)
a) Personnel expenses	(32.6)	(33.4)	(33.3)	(34.4)	(35.2)
b) General expenses	(29.8)	(29.0)	(28.7)	(31.0)	(32.0)
Depreciation	(6.4)	(7.0)	(7.7)	(8.8)	(8.4)
Other operating costs	3.3	3.5	3.8	4.2	4.3
Net operating income	**59.3**	**49.9**	**56.3**	**65.1**	**67.1**
Income from equity - accounted holdings	0.0	1.3	0.2	1.1	0.8
Other income	(5.9)	0.3	(3.4)	1.6	(1.6)
Net provisions for loan - losses	(15.3)	(18.2)	(21.6)	(20.2)	(22.1)
Goodwill amortization	0.0	0.0	0.0	0.0	(0.0)
Income before taxes	**38.1**	**33.3**	**31.5**	**47.6**	**44.3**
Net consolidated income	**28.8**	**28.0**	**26.3**	**41.6**	**34.5**
Net attributable income	**28.6**	**26.0**	**25.3**	**40.2**	**33.4**

On-line Banking
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1
Net interest revenue	**11.2**	**12.9**	**14.4**	**15.3**	**9.9**
Net fees and commissions	15.7	5.4	10.6	10.5	10.7
Basic revenue	**26.9**	**18.3**	**25.0**	**25.8**	**20.6**
Trading gains	0.1	0.5	(0.1)	3.0	7.9
Net operating revenue	**27.0**	**18.8**	**24.9**	**28.8**	**28.5**
Personnel and general expenses	(26.8)	(31.2)	(27.0)	(23.7)	(27.7)
a) Personnel expenses	(8.8)	(9.5)	(9.3)	(9.5)	(9.5)
b) General expenses	(18.0)	(21.7)	(17.7)	(14.2)	(18.3)
Depreciation	(0.7)	(0.6)	(1.5)	(1.0)	(1.4)
Other operating costs	(0.2)	(0.4)	(0.2)	(0.2)	(0.3)
Net operating income	**(0.8)**	**(13.4)**	**(3.9)**	**3.8**	**(1.0)**
Income from equity - accounted holdings	0.0	0.0	0.0	0.0	0.0
Other income	0.0	0.1	0.0	0.1	0.1
Net provisions for loan - losses	(3.7)	(4.9)	(6.1)	(6.1)	(4.3)
Goodwill amortization	0.0	0.0	0.0	0.0	0.0
Income before taxes	**(4.4)**	**(18.2)**	**(10.0)**	**(2.2)**	**(5.2)**
Net consolidated income	**(6.1)**	**(16.7)**	**(8.4)**	**(2.2)**	**(5.1)**
Net attributable income	**(6.1)**	**(14.6)**	**(8.8)**	**(2.4)**	**(4.9)**

Retail Banking Latin America
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1
Net interest revenue	**1,397.0**	**1,467.5**	**1,375.5**	**1,457.0**	**1,309.0**
Net fees and commissions	402.5	410.9	388.3	384.8	360.1
Basic revenue	**1,799.4**	**1,878.4**	**1,763.8**	**1,841.8**	**1,669.1**
Trading gains	117.2	164.1	101.3	168.7	192.3
Net operating revenue	**1,916.7**	**2,042.5**	**1,865.2**	**2,010.4**	**1,861.4**
Personnel and general expenses	(1,064.5)	(1,091.6)	(991.9)	(984.3)	(918.9)
a) Personnel expenses	(592.7)	(622.5)	(549.8)	(562.7)	(514.5)
b) General expenses	(471.8)	(469.1)	(442.0)	(421.6)	(404.4)
Depreciation	(105.4)	(113.5)	(108.5)	(109.4)	(98.8)
Other operating costs	(44.1)	(40.1)	(41.9)	(43.1)	(57.1)
Net operating income	**702.7**	**797.3**	**722.9**	**873.5**	**786.7**
Income from equity - accounted holdings	(1.9)	(3.2)	(6.0)	(4.2)	(0.3)
Other income	(101.4)	(152.9)	(83.2)	(212.3)	95.5
Net provisions for loan - losses	(146.4)	(201.9)	(289.8)	(341.0)	(426.9)
Goodwill amortization	0.0	0.0	0.0	0.0	0.0
Income before taxes	**452.9**	**439.3**	**343.9**	**316.0**	**454.9**
Net consolidated income	**385.2**	**414.9**	**392.0**	**190.9**	**386.5**
Net attributable income	**302.7**	**359.4**	**366.9**	**178.1**	**368.1**

Total Latin America (*)
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1
Net interest revenue	**1,411.4**	**1,507.2**	**1,403.6**	**1,482.5**	**1,328.2**
Net fees and commissions	582.0	589.3	570.9	542.3	514.4
Basic revenue	**1,993.4**	**2,096.5**	**1,974.5**	**2,024.8**	**1,842.6**
Trading gains	117.6	173.3	76.8	176.3	209.7
Net operating revenue	**2,111.0**	**2,269.7**	**2,051.3**	**2,201.1**	**2,052.3**
Personnel and general expenses	(1,143.7)	(1,178.1)	(1,075.2)	(1,072.2)	(984.1)
a) Personnel expenses	(646.9)	(678.1)	(602.7)	(617.5)	(556.0)
b) General expenses	(496.9)	(500.1)	(472.5)	(454.7)	(428.1)
Depreciation	(116.6)	(123.6)	(119.3)	(121.9)	(102.1)
Other operating costs	(44.4)	(39.3)	(42.4)	(42.8)	(57.3)
Net operating income	**806.2**	**928.7**	**814.4**	**964.1**	**908.8**
Income from equity - accounted holdings	16.3	(1.7)	5.0	15.7	9.2
Other income	(103.7)	(152.5)	(82.9)	(226.6)	74.4
Net provisions for loan - losses	(145.8)	(203.3)	(289.4)	(341.8)	(429.2)
Goodwill amortization	0.0	0.0	0.0	0.0	0.0
Income before taxes	**573.1**	**571.1**	**447.2**	**411.5**	**563.1**
Net consolidated income	**472.8**	**503.6**	**469.8**	**270.7**	**463.8**
Net attributable income	**368.1**	**440.2**	**434.7**	**263.8**	**443.8**

(*) Retail Banking + Asset Management & Private Banking + Global Wholesale Banking

Asset Management & Private Banking
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1
Net interest revenue	**31.6**	**43.9**	**40.2**	**39.7**	**25.6**
Net fees and commissions	222.1	229.3	220.2	192.8	202.8
Basic revenue	**253.7**	**273.2**	**260.3**	**232.5**	**228.4**
Trading gains	4.2	8.3	(12.6)	12.5	17.9
Net operating revenue	**257.9**	**281.5**	**247.7**	**245.0**	**246.2**
Personnel and general expenses	(112.8)	(120.1)	(109.9)	(120.7)	(99.3)
a) Personnel expenses	(73.2)	(75.6)	(69.0)	(75.7)	(61.4)
b) General expenses	(39.7)	(44.6)	(41.0)	(45.0)	(37.9)
Depreciation	(14.4)	(13.3)	(14.3)	(17.1)	(7.6)
Other operating costs	(0.1)	0.5	0.1	0.5	(0.1)
Net operating income	**130.5**	**148.7**	**123.6**	**107.7**	**139.2**
Income from equity - accounted holdings	21.6	6.2	15.1	20.3	14.1
Other income	(3.7)	(4.5)	3.0	(16.3)	(19.3)
Net provisions for loan - losses	0.3	(0.6)	(1.2)	(1.4)	(0.1)
Goodwill amortization	0.0	0.0	0.0	0.0	0.0
Income before taxes	**148.7**	**149.8**	**140.6**	**110.4**	**133.9**
Net consolidated income	**106.3**	**99.3**	**100.3**	**82.3**	**92.1**
Net attributable income	**86.6**	**91.7**	**90.2**	**87.9**	**90.3**

Global Wholesale Banking
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1
Net interest revenue	**121.5**	**163.4**	**137.0**	**148.3**	**127.8**
Net fees and commissions	101.0	89.0	92.0	88.6	96.2
Basic revenue	**222.5**	**252.4**	**228.9**	**236.9**	**224.1**
Trading gains	43.0	27.3	13.6	(6.2)	52.3
Net operating revenue	**265.5**	**279.6**	**242.6**	**230.7**	**276.4**
Personnel and general expenses	(105.6)	(104.6)	(115.6)	(108.7)	(99.4)
a) Personnel expenses	(70.0)	(69.8)	(76.4)	(67.5)	(67.6)
b) General expenses	(35.6)	(34.9)	(39.2)	(41.2)	(31.8)
Depreciation	(5.9)	(6.7)	(7.5)	(5.9)	(6.0)
Other operating costs	0.9	0.0	(0.2)	(0.4)	(0.1)
Net operating income	**154.9**	**168.4**	**119.2**	**115.7**	**170.8**
Income from equity - accounted holdings	0.0	0.0	0.0	0.0	0.0
Other income	(3.7)	(0.9)	(9.2)	(4.1)	(16.8)
Net provisions for loan - losses	(28.6)	(17.2)	1.9	(21.9)	(15.5)
Goodwill amortization	0.0	0.0	0.0	0.0	0.0
Income before taxes	**122.6**	**150.3**	**111.9**	**89.7**	**138.4**
Net consolidated income	**90.8**	**114.7**	**83.9**	**86.9**	**112.5**
Net attributable income	**88.1**	**114.5**	**83.5**	**87.1**	**112.3**

Corporate Center
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1
Net interest revenue	**(166.9)**	**18.2**	**(180.8)**	**(77.7)**	**(85.7)**
Net fees and commissions	(7.3)	(2.5)	(0.7)	(0.9)	0.7
Basic revenue	**(174.2)**	**15.8**	**(181.6)**	**(78.6)**	**(85.1)**
Trading gains	44.4	(26.1)	45.2	(130.1)	(50.8)
Net operating revenue	**(129.7)**	**(10.4)**	**(136.3)**	**(208.7)**	**(135.8)**
Personnel and general expenses	(24.1)	(16.8)	(10.9)	(26.2)	(11.9)
a) Personnel expenses	(7.5)	(8.5)	(8.8)	(9.7)	(7.0)
b) General expenses	(16.5)	(8.3)	(2.1)	(16.5)	(4.9)
Depreciation	(20.3)	(21.1)	(22.5)	(27.5)	(26.6)
Other operating costs	0.4	0.5	0.1	0.7	0.2
Net operating income	**(173.7)**	**(47.7)**	**(169.6)**	**(261.6)**	**(174.2)**
Income from equity - accounted holdings	191.4	(34.8)	202.8	47.0	152.0
Other income	384.4	1,111.4	177.9	165.2	(83.3)
Net provisions for loan - losses	(53.6)	(114.0)	(71.4)	263.7	80.9
Goodwill amortization	(351.0)	(952.1)	(192.0)	(377.8)	(152.9)
Income before taxes	**(2.5)**	**(37.3)**	**(52.4)**	**(163.5)**	**(177.5)**
Net consolidated income	**(4.6)**	**(70.7)**	**(153.7)**	**(59.3)**	**(147.5)**
Net attributable income	**(135.0)**	**(221.7)**	**(283.0)**	**(212.8)**	**(267.5)**

Santander Central Hispano

AENOR

ER

Empresa Registrada

CERTIFIED IQNet QUALITY SYSTEM

DP&W PRINTING SYSTEM 6.3

TITLE: /var/spool/dpw/dos/ntspool/90d30ba5.011queued

USER: rdhar@s1.f019.dpw.com

PRINTER: ny19_37 (ny19_37)

FILE(S): /var/spool/dpw/dos/ntspool/90d30ba5.011queued

DIR:

DELIVER TO: M. Runjan Dhar

REQUEST ID: 495

DATE SUBMITTED: Thu May 2 15:28:00 2002

DATE PRINTED: Thu May 2 15:28:00 EDT 2002

INSTRUCTIONS: NONE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CENTRAL HISPANO, S.A.

By: ______________________________

Name: José Luis del Valle
Title: Executive Vice President

Date: May 3, 2002